As filed with the Securities and Exchange Commission on April 30, 2002
Registration No. 33-13754

FORM N-1A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933             X

    PRE-EFFECTIVE AMENDMENT NO.
                                  ----------

    POST-EFFECTIVE AMENDMENT NO.      26                            X
                                  ----------

                                     and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     X

           AMENDMENT NO.  26
                        ------

                           ADVANCE CAPITAL I, INC.
--------------------------------------------------------------------------------
         (Exact Name of Registrant as Specified in its Charter)

           One Towne Square, Suite 444, Southfield, Michigan       48076
--------------------------------------------------------------------------------
   (Address of Principal Executive Offices)                      (Zip Code)

Registrant's Telephone Number, including Area Code  (248) 350-8543
                                                    --------------

                          JOHN C. SHOEMAKER, PRESIDENT
ADVANCE CAPITAL I, INC., ONE TOWNE SQUARE, SUITE 444, SOUTHFIELD, MICHIGAN 48076
--------------------------------------------------------------------------------
                    (Name and Address of Agent for Service)


Approximate Date of Proposed Public Offering   April 30, 2002
                                             ------------------

It is proposed that this filing will become effective (check appropriate box)
     x      immediately upon filing pursuant to paragraph (b)

            on (date) pursuant to paragraph (b)

            60 days after filing pursuant to paragraph (a)(1)

            on (date) pursuant to paragraph (a)(1)

            75 days after filing pursuant to paragraph (a)(2)

            on (date) pursuant to paragraph (a)(2) of rule 485

If appropriate, check the following box:
            this post-effective amendment designates a new effective date for previously filed post-effective amendment

			ADVANCE CAPITAL I, INC.
		P.O. Box 3144 Southfield, MI  48037


			AN INVESTMENT COMPANY WITH
				FIVE FUNDS:




				BOND FUND
				RETIREMENT INCOME FUND
				BALANCED FUND
				CORNERSTONE STOCK FUND
				EQUITY GROWTH FUND


PROSPECTUS



THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES. FURTHER, IT HAS NOT DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.







APRIL 30, 2002





TABLE OF CONTENTS



                                                         PAGE
                                                         ----


INVESTMENTS, RISK AND PERFORMANCE
      Bond Fund. . . . . . . . . . . . . . . . . . . . .   1
      Retirement Income Fund . . . . . . . . . . . . . .   1
      Balanced Fund. . . . . . . . . . . . . . . . . . .   5
      Cornerstone Stock Fund . . . . . . . . . . . . . .   8
      Equity Growth Fund . . . . . . . . . . . . . . . .  11

FEES & EXPENSES. . . . . . . . . . . . . . . . . . . . .  14

MANAGEMENT, ORGANIZATION AND CAPITAL STRUCTURE . . . . .  19


SHAREHOLDER INFORMATION
      Pricing of Fund Shares . . . . . . . . . . . . . .  20
      How to Purchase Shares . . . . . . . . . . . . . .  20
      How to Exchange Shares . . . . . . . . . . . . . .  20
      How to Redeem Shares . . . . . . . . . . . . . . .  20
      Restrictions on Redemptions. . . . . . . . . . . .  21
      Dividends and Distributions. . . . . . . . . . . .  23
      Tax Consequences . . . . . . . . . . . . . . . . .  24

FINANCIAL HIGHLIGHTS . . . . . . . . . . . . . . . . . .  24

[SIDEBAR]

A WORD ABOUT RISK...

Risk is the possibility that your investment might lose value. When assessing risk, it is important to remember that the higher the risk of losing money, the higher the potential reward. As you consider an investment in the Funds, you should also consider your own tolerance for the daily fluctuations in the stock and bond markets.

BECAUSE OF THE SEVERAL TYPES OF RISK DESCRIBED ON THE FOLLOWING PAGES, YOUR INVESTMENT IN THE FUNDS, AS WITH ANY INVESTMENT, COULD LOSE MONEY!

A WORD ABOUT BONDS AND INTEREST RATES...

When interest rates rise, bond prices fall. The opposite is also true. Bond prices go up when interest rates fall. Why do bond prices and interest rates move in opposite directions? Let's assume that you hold a bond offering a 5 percent yield. A year later, interest rates are on the rise and bonds are offered with a 6 percent yield. With higher yielding bonds available, you would have trouble selling your 5 percent bond for the price you paid, causing you to lower your asking price. On the other hand, if interest rates were falling and 4 percent bonds were being offered, you would be able to sell your 5 percent bond for more than you paid.

[END SIDEBAR]


RISK/RETURN SUMMARY:
INVESTMENTS, RISKS, AND PERFORMANCE
The purpose of this section is to provide you with a brief overview of each of the Funds. There is no guarantee that any of the Funds will meet its stated investment objective. Each Fund's share price will change based on changes in the market. Shares may be worth more or less when you sell them than when you purchased them. The likelihood of loss is greater if you invest for a shorter period of time. MUTUAL FUND SHARES ARE NOT DEPOSITS OF, OBLIGATIONS OF, OR GUARANTEED
BY ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC, FEDERAL RESERVE, OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF THE ORIGINAL AMOUNT INVESTED.

THE BOND FUND
SEEKS TO PROVIDE INVESTORS WITH THE HIGHEST LEVEL OF CURRENT INCOME WITHOUT UNDUE RISK OF PRINCIPAL.



PRINCIPAL INVESTMENT STRATEGIES AND SECURITY SELECTION CRITERIA
The Fund strives to meet its investment objective by investing in a broad range of fixed income investments. The Bond Fund invests at least 80 percent of its total assets in corporate or U.S. Government bonds. The remaining assets may be invested in preferred stocks, U.S. Government agency securities, non-U.S. Government agency securities, U.S. Government obligations, Yankee Bonds and money market instruments. These non-principal investments are discussed in the Statement of Additional Information (SAI).

When choosing investments, the portfolio manager adheres to the following policies:
       1)	The Fund may invest as much as 45 percent of the portfolio in lower rated, high-yielding securities (junk bonds), rated
            between Ba1 and B2 by Moody's, or between BB+ and B by
            Standard & Poors (S&P).  If the quality rating criteria are met at the time of investment, a later decline in the rating by either or both of the rating agencies shall not be a
            violation of the investment policies of the Fund.  In the
            event that a security held by the Bond Fund is downgraded
            below B3 by Moody's and B- by S&P, the Fund may continue to hold the security until such time as the investment adviser deems it advantageous to dispose of the security.
       2)	The Fund can invest as much as 20 percent of the total
            portfolio in mortgage backed securities, backed by the U.S. Government or its agencies.

       3)	No more than 50 percent of the Fund's assets will be invested in obligations issued or guaranteed by the U.S. Government.
       4)	The Fund may hold unrated securities if the portfolio manager believes that the securities are comparable in
            investment quality to the rated securities. However, the Fund will hold no more than 5 percent of the portfolio in unrated securities.
       5)	The portfolio manager uses credit analysis, security research and credit ratings when choosing bonds. The portfolio manager takes into consideration such factors as the following:
                        .  present and potential liquidity
                        .  capability to generate funds
                        .  profitability
                        .  adequacy of capital








When selling investments, the portfolio manager considers the following:

       1) Whether the current market price accurately reflects the credit worthiness of the company.
       2) Whether changes in the industry could have a negative impact on the company's business or marketing opportunities.
       3)   Credit ratings which fall below the Fund's minimum standards.
       4) The possible impact of rising or falling interest rates on bonds in the Fund.

The Bond Fund may adjust the average maturity based on the interest rate outlook. When interest rates are expected to rise and bond prices fall, the Fund may hold bonds with a shorter average maturity. When rates are expected to fall and bond prices rise, the Fund may hold bonds with a longer average maturity.

PRINCIPAL RISKS
Limited Operating History - The Bond Fund shareholders voted to change the investment objectives in March 1999. In years prior, the Bond Fund consisted mainly of investment-grade fixed-income securities. The Fund now includes high-yield, high-risk bonds which make the Fund a more risky investment.
Due to the change in objective, there is little operating or performance history for the Fund as it is now structured.

Interest Rate Risk - The Bond Fund is subject to potential fluctuations in bond prices due to changing interest rates. Bonds with longer maturities have greater interest rate risk than do bonds with shorter maturities.

Low Credit Rating - Issuers of junk bonds are not as strong financially as those companies issuing investment grade bonds. Investments in junk bonds are considered to be predominantly speculative when compared to investment
grade bonds.   The value of debt securities may be affected by changing
credit ratings.

Credit Risk - Whenever the Fund purchases a bond, there is the chance that the issuer will default on its promise to pay interest and/or principal at maturity. Credit ratings are an attempt to assess this risk. All things being equal, the lower a bond's credit rating, the higher the interest the bond must pay in order to attract investors and compensate them for taking this additional risk.

Call Risk - Investment grade and high-yield bonds may contain redemption or call provisions which, if called during a period of declining interest rates, may cause the Fund to replace the security with a lower yielding security, resulting in a decreased return for investors.

Prepayment Risk - There is the risk that an investor will receive a portion of his principal prior to the stated investment's maturity date and have to invest such proceeds at a lower interest rate. Mortgage backed securities are subject to prepayment risk.

Limited Market Trading - There may be little market trading for particular bonds, which may adversely affect the Fund's ability to value or sell the bonds.

WHO SHOULD INVEST?
The BOND FUND may be suitable for you if:
       - You want to add a high-risk fixed income fund to your current portfolio
       - You have a long-term time horizon (at least 5 years)
       - You are seeking current income rather than growth
       - You have a high tolerance for risk and can accept large price swings


BECAUSE OF THE SEVERAL TYPES OF RISK DESCRIBED IN THIS PROSPECTUS, YOU COULD LOSE MONEY!

[SIDEBAR]

A WORD ABOUT PAST PERFORMANCE...

When you see information on a Fund's performance, do not consider the figures to be an indication of the performance you could expect by making a purchase
in the Fund today.   The past is an imperfect guide to the future and you
should not expect future performance to be predicted by past performance.

[ENDSIDEBAR]




INVESTMENT RESULTS
The following information illustrates how the Fund's results may vary and provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one, five and ten years compare with those of a broad measure of market performance. PAST PERFORMANCE (BEFORE AND AFTER TAXES) SHOULD NOT BE USED TO ATTEMPT TO PREDICT FUTURE PERFORMANCE.




[EDGAR REFERENCE - ADVANCE CAPITAL I, INC. BOND FUND ANNUAL RETURNS BAR CHART FOR 1992-2001]



The Fund's highest/lowest quarterly results during this time period were:
HIGHEST:     + 7.28%	2ND QUARTER 1995
LOWEST:      - 3.38%	1ST QUARTER 1994

All Fund results reflect the reinvestment of dividend and capital gain distributions. The Fund's performance results are shown on a pre-tax and after-tax basis, as required by the Securities and Exchange Commission rules. Total returns shown "after taxes on distributions" reflect the effect of taxable distributions (for example, dividend or capital gain distributions) by the Fund. Total returns shown "after taxes on distributions and sale of fund shares" assume that you sold your Fund shares at the end of the particular time period, and as a result, reflect the effect of both taxable distributions by the Fund and any taxable gain or loss realized upon the sale of the shares.

After-tax returns are calculated using the highest historical individual federal income tax rates and do not reflect the impact of state and local taxes.

Your actual after-tax returns depend on your individual tax situation and likely will differ from the results shown. In addition, after-tax returns are not relevant if you hold your Fund shares through tax-deferred arrangements, such as a 401(k) plan or individual retirement account.



                         PERFORMANCE SUMMARY
                         -------------------
                    AVERAGE ANNUAL TOTAL RETURNS
              FOR THE PERIODS ENDED DECEMBER 31, 2001

-------------------------------------------------------------------------------
                                        1 YEAR     5 YEARS     10 YEARS
-------------------------------------------------------------------------------
BOND FUND
Before Taxes                             8.87%      5.84%*      6.43%*
After Taxes on Distributions             6.00%      2.97%       3.59%
After Taxes on Distributions and
Sale of Fund Shares                      5.36%      3.23%       3.74%
-------------------------------------------------------------------------------
Indexes (reflect no deductions for
     fees, expenses or taxes)
Lehman Brothers Long Treasury Index      4.56%      8.37%       8.69%
Lipper BBB-Rated Fund Index              7.45%      6.02%       6.92%
-------------------------------------------------------------------------------

* The investment objectives of the Bond Fund changed on March 9, 1999.

LEHMAN BROTHERS LONG TREASURY INDEX - measures the total return on all U.S. Treasury Bonds with maturities of ten years or longer.

LIPPER BBB-RATED FUND INDEX - is made up of the 30 largest mutual funds that hold at least 65 percent of the total fund assets in corporate or government bonds with credit ratings in the top four grades.



THE RETIREMENT INCOME FUND
SEEKS TO PROVIDE INVESTORS WITH THE HIGHEST LEVEL OF CURRENT INCOME WITHOUT UNDUE RISK OF PRINCIPAL.


PRINCIPAL INVESTMENT STRATEGIES AND SECURITY SELECTION CRITERIA
The Fund strives to meet its investment objective by investing in a broad range of fixed income investments. The Retirement Income Fund invests at least 65 percent of its total assets in corporate or U.S. Government bonds. The remaining assets may be invested in preferred stocks, U.S. Government agency securities, U.S. Government obligations, Yankee Bonds and money market instruments. These non-principal investments are discussed in the Statement of Additional Information (SAI).


When choosing investments, the portfolio manager adheres to the following policies:
       1) The Fund may invest as much as 33 percent of portfolio in lower rated, high-yielding securities (junk bonds), rated between Ba1 and B2 by Moody's or between BB+ and B by S&P. If the quality rating criteria are met at the time of investment, a later decline in the rating by either or both of the rating agencies shall not be a violation of the investment policies of the Fund. In the event that a security held by the Fund is downgraded below B3 by Moody's and B- by S&P, the Fund may continue to hold the security until such time as the investment adviser deems it advantageous to dispose of the security.
       2) No more than 50 percent of the Fund's assets will be invested in obligations issued or guaranteed by the U.S. Government.
       3) At least 50 percent of assets will be invested in the following securities:
                - obligations of, or guaranteed by the U.S. Government or its agencies
                - corporate debt or preferred stocks rated Baa3 or higher by
                  Moody's, or BBB- or higher by S&P
       4) The Fund may hold unrated securities if the portfolio manager believes that the securities are comparable in investment quality to the rated securities. However, the Fund will hold no more than 5 percent of the portfolio in unrated securities.

       5) The portfolio manager uses credit analysis, security research and credit ratings when choosing bonds. The portfolio manager takes into consideration such factors as the following:
                        .  present and potential liquidity
                        .  capability to generate funds
                        .  profitability
                        .  adequacy of capital




When selling investments, the portfolio manager considers the following:

       1) Whether the current market price accurately reflects the credit worthiness of the company.
       2) Whether changes in the industry could have a negative impact on the company's business or marketing opportunities.
       3)       Credit ratings which fall below the Fund's minimum standards.
       4) The possible impact f rising or falling interest rates on bonds in the Fund.

The Retirement Income Fund may adjust the average maturity based on the interest rate outlook. When interest rates are expected to rise and bond prices fall, the Fund may hold bonds with a shorter average maturity. When rates are expected to fall and bond prices rise, the Fund may hold bonds with a longer average maturity.

The Investment Adviser may adjust the quality of bonds held based on current economic conditions. Any adjustment in the maturity or quality of the holdings may cause an increase in portfolio turnover resulting in an increase in expenses. The Fund's policies regarding lower rated debt securities can be changed at any time without shareholder approval.

PRINCIPAL RISKS
Interest Rate Risk - The Retirement Income Fund is subject to potential fluctuations in bond prices due to changing interest rates. Bonds with longer maturities have greater interest rate risk than do bonds with shorter maturities.

Low Credit Rating - Issuers of junk bonds are not as strong financially as those companies issuing investment grade bonds. Investments in junk bonds are considered to be predominantly speculative when compared to investment
grade bonds.   The value of debt securities may be affected by changing credit ratings.

Credit Risk - Whenever the Fund purchases a bond, there is the chance that the issuer will default on its promise to pay interest and/or principal at maturity. Credit ratings are an attempt to assess this risk. All things being equal, the lower a bond's credit rating, the higher the interest the bond must pay in order to attract investors and compensate them for taking additional risk.

Call Risk - Investment grade and high-yield bonds may contain redemption or call provisions which, if called during a period of declining interest rates, may cause the Fund to replace the security with a lower yielding security, resulting in a decreased return for investors.

Prepayment Risk - There is the risk that an investor will receive a portion of his principal prior to the stated investment's maturity date and have to invest such proceeds at a lower interest rate. Mortgage backed securities are subject to prepayment risk.

Limited Market Trading - There may be little market trading for particular bonds, which may adversely affect the Fund's ability to value or sell the bonds.

[SIDEBAR]

A WORD ABOUT PORTFOLIO DIVERSIFICATION...

Portfolio Diversification is the process of buying securities that are different from each other. In general, the more diversified a fund's porfolio of securities, the less likely that a specific security's poor performance will hurt the fund. Each of the Advance Capital I Funds is diversified.
[END SIDEBAR]




WHO SHOULD INVEST?
The RETIREMENT INCOME FUND may be suitable for you if:
     - You want to add a high risk fixed income fund to your current portfolio
     - You have a long-term time horizon (at least five years)
     - You are seeking current income rather than growth
     - You have a high risk tolerance and can accept large price swings

BECAUSE OF THE SEVERAL TYPES OF RISK DESCRIBED IN THIS PROSPECTUS, YOU COULD LOSE MONEY!

INVESTMENT RESULTS The following information illustrates how the Fund's results may vary and provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one and five years and the life of the Fund compare with those of a broad measure of market performance. PAST PERFORMANCE (BEFORE AND AFTER TAXES) SHOULD NOT BE USED TO ATTEMPT TO PREDICT FUTURE PERFORMANCE.



[EDGAR REFERENCE - ADVANCE CAPITAL I, INC. RETIREMENT INCOME FUND
ANNUAL RETURNS BAR CHART FOR 1993-2001]



The Fund's highest/lowest quarterly results during this time period were:
HIGHEST:     + 8.55%	2ND QUARTER 1995
LOWEST:      - 3.21%	1ST QUARTER 1994

All Fund results reflect the reinvestment of dividend and capital gain distributions. The Fund's performance results are shown on a pre-tax and after-tax basis, as required by the Securities and Exchange
Commission rules. Total returns shown "after taxes on distributions" reflect the effect of taxable distributions (for example, dividend or capital gain distributions) by the Fund. Total returns shown "after taxes on distributions and sale of fund shares" assume that you sold your Fund shares at the end of the particular time period, and as a result, reflect the effect of both taxable distributions by the Fund and any taxable gain or loss realized upon the sale of the shares.

After-tax returns are calculated using the highest historical individual federal income tax rates and do not reflect the impact of state and local taxes.

Your actual after-tax returns depend on your individual tax situation and likely will differ from the results shown. In addition, after-tax returns are not relevant if you hold your Fund shares through tax-deferred arrangements, such as a 401(k) plan or individual retirement account.




                         PERFORMANCE SUMMARY
                         -------------------
                    AVERAGE ANNUAL TOTAL RETURNS
              FOR THE PERIODS ENDED DECEMBER 31, 2001

-------------------------------------------------------------------------------
                                        1 YEAR     5 YEARS     LIFE OF FUND
                                                              (SINCE 1-1-1993)
-------------------------------------------------------------------------------
RETIREMENT INCOME FUND
Before Taxes                            7.95%      6.04%        7.13%
After Taxes on Distributions            5.03%      3.09%        4.05%
After Taxes on Distributions and
Sale of Fund Shares                     4.80%      3.35%        4.16%
-------------------------------------------------------------------------------
Indexes (reflect no deductions for
   fees, expenses or taxes)
Lehman Brothers Long Treasury Index     4.56%      8.37%        8.69%
Lipper BBB-Rated Fund Index             7.45%      6.02%        6.92%
-------------------------------------------------------------------------------


LEHMAN BROTHERS LONG TREASURY INDEX - measures the total return on all U.S. Treasury Bonds with maturities of ten years or longer.

LIPPER BBB-RATED FUND INDEX - is made up of the 30 largest mutual funds that hold at least 65 percent of the total fund assets in corporate or government bonds with credit ratings in the top four grades.

THE BALANCED FUND
SEEKS TO PROVIDE CAPITAL GROWTH, CURRENT INCOME AND PRESERVE CAPITAL THROUGH A PORTFOLIO OF STOCKS AND FIXED INCOME SECURITIES.

PRINCIPAL INVESTMENT STRATEGIES
The Fund strives to reach its investment objective by investing in a mixed portfolio of stocks and bonds. The Fund normally invests 60 percent of total assets in common stocks and 40 percent in fixed income securities. The Fund may hold a limited amount of cash to be used for redemptions.

SECURITY SELECTION
The Balanced Fund seeks to provide investors with capital appreciation, current income and preservation of capital by investing in a mix of stocks and bonds. Equity securities will not represent less than 25 percent of the portfolio. Fixed income securities may represent as much as 75 percent, but not less than 25 percent.

The Investment Adviser invests in common stocks of large, established companies as well as small to mid-size companies that are considered to have good growth potential. Bond and fixed income investments include U.S. Government and agency securities, investment grade securities (rated Baa3 or better by Moody's or BBB- or better by S&P) and other debt securities. In the event that a security held by the Balanced Fund is downgraded below investment grade, the Fund may continue to hold the security until such time as the investment adviser deems it advantageous to dispose of the security.

The Balanced Fund primarily invests in common stocks and investment grade bonds. Although not principal to the Fund's objective, the Fund may also invest in other securities including foreign securities, preferred stocks, obligations issued or guaranteed by the U.S. Government, stock index futures, money market instruments, repurchase agreements and convertible debt securities. The Fund may also write covered call options and purchase put options on securities and financial indices.

The Fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

When considering whether or not to sell investments, the portfolio manager considers the following:

       1) The potential impact of management changes, strategic marketing opportunities and competition on both the large cap value and small cap growth stocks in the Fund.
       2) Whether a security's price is overvalued compared to future earnings growth.
       3) The likely impact of rising or falling interest rates on bonds in the Fund.
       4) Whether there have been any other fundamental changes in the current or prospective financial structure or operations of the company.

PRINCIPAL RISKS
Price Volatility - The return from the stock portion of the portfolio will rise and fall with changes in the broad market, a particular industry, as well as changes in the individual investments. The market as a whole can decline for many reasons, including adverse political or economic developments here or abroad, changes in investor psychology, or heavy institutional selling. The prospects for an industry or company may deteriorate because of a variety of factors, including disappointing earnings or changes in the competitive environment. The Fund's investments in small and mid-size companies could be volatile and sensitive to steep share price declines in the event their earnings disappoint investors. Bond prices will fluctuate as interest rates and credit ratings change. Share prices of all companies, even the best managed and most profitable, can fall for any number of reasons. Some reasons include:
     - lower than expected earnings
     - increase in interest rates
     - overall economic condition
     - investor perception

Market Risk - The share price of the Fund will fluctuate with changing market conditions. Any investment in the Fund may be worth more or less when redeemed than when purchased. The Balanced Fund should not be relied upon for short-term financial needs.


Foreign Market Risk - To the extent the Fund invests in foreign stocks and bonds, it is also subject to the special risks associated with such investments whether denominated in U.S. dollars or foreign currencies. These risks include potentially adverse political and economic developments overseas, greater volatility, less liquidity, and the possibility that foreign currencies will decline against the dollar, lowering the value of securities denominated in those currencies.


Objective Risk - There is always the chance that returns from the type of stock selected for a particular fund will trail the returns of the stock market in general.

Stocks vs. Bonds - Balanced funds are considered "middle-of-the-road" investments. Because stocks and bonds can move in different directions, balanced funds attempt to use the rewards from one type of investment to offset the risks of another. While the securities in the portfolio tend to "balance" each other out, investors still face the risk of losing money when investing. The risks vary depending on the fund's mix of stocks, bonds and money market securities. The greater the percentage of stocks, the greater the risk. The Fund's bond holdings help to lessen some of the volatility that the stocks create. Although investors think bonds are less risky than stocks, there have been times when bond values have fallen due to rising interest rates. A balanced fund may not be as greatly affected by interest rate changes as a fund that is made up entirely of bonds. Also, the Fund's balance between stocks and bonds could limit its potential for capital growth compared to an all-stock fund.


Other Risks - Futures contracts and options can be highly volatile and could reduce the Fund's total return. Any attempt by the Fund to use such investments for hedging purposes may not be successful.


WHO SHOULD INVEST?
The BALANCED FUND may be suitable for you if:
     - You want to add a balanced fund to your existing portfolio
     - You are looking for a moderate level of growth and a moderate level of income
     - You have a long-term time horizon (at least 5 years)
     - You can tolerate the ups and downs of movement in the stock and bond markets

BECAUSE OF THE SEVERAL TYPES OF RISK DESCRIBED IN THIS PROSPECTUS, YOU COULD LOSE MONEY!

INVESTMENT RESULTS
The following information illustrates how the Fund's results may vary and provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one, five and ten years compare with those of a broad measure of market performance. PAST PERFORMANCE (BEFORE AND AFTER TAXES) SHOULD NOT BE USED TO ATTEMPT TO PREDICT FUTURE PERFORMANCE.



[EDGAR REFERENCE - ADVANCE CAPITAL I, INC. BALANCED FUND ANNUAL RETURNS BAR BAR CHART FOR 1992-2001]



The Fund's highest/lowest quarterly results during this time period were:
HIGHEST:     + 10.86%	2ND QUARTER 1997
LOWEST:      -  6.35%	3RD QUARTER 2001

All Fund results reflect the reinvestment of dividend and capital gain distributions. The Fund's performance results are shown on a pre-tax and after-tax basis, as required by the Securities and Exchange Commission rules. Total returns shown "after taxes on distributions" reflect the effect of taxable distributions (for example, dividend or capital gain distributions) by the Fund. Total returns shown "after taxes on distributions and sale of fund shares" assume that you sold your Fund shares at the end of the particular time period, and as a result, reflect the effect of both taxable distributions by the Fund and any taxable gain or loss realized upon the sale of the shares.

After-tax returns are calculated using the highest historical individual federal income tax rates and do not reflect the impact of state and local taxes.

Your actual after-tax returns depend on your individual tax situation and likely will differ from the results shown. In addition, after-tax returns are not relevant if you hold your Fund shares through tax-deferred arrangements, such as a 401(k) plan or individual retirement account.







                         PERFORMANCE SUMMARY
                         -------------------
                    AVERAGE ANNUAL TOTAL RETURNS
              FOR THE PERIODS ENDED DECEMBER 31, 2001

-------------------------------------------------------------------------------
                                               1 YEAR      5 YEARS     10 YEARS
-------------------------------------------------------------------------------
BALANCED FUND
Before Taxes                                   -1.58%        9.88%       9.76%
After Taxes on Distributions                   -2.71%        8.21%       8.21%
After Taxes on Distributions and
Sale of Fund Shares                            -0.97%        7.38%       7.44%
-------------------------------------------------------------------------------
Indexes (reflect no deductions for
  fees, expenses or taxes)
Lehman Brothers Long Treasury Index             4.56%        8.37%       8.69%
Russell Midcap Total Return Growth Index      -20.15%        9.01%      11.37%
Lipper Balanced Index                          -3.24%        8.37%       9.54%
-------------------------------------------------------------------------------


LEHMAN BROTHERS LONG TREASURY INDEX - measures the total return on all U.S. Treasury Bonds with maturities of ten years or longer.

RUSSELL MIDCAP TOTAL RETURN GROWTH INDEX - measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values.

LIPPER BALANCED INDEX - consists of the 30 largest mutual funds whose primary investment objective is to conserve principal by maintaining, at all times, a balanced portfolio of stocks and bonds.

THE CORNERSTONE STOCK FUND
SEEKS TO PROVIDE INVESTORS WITH LONG-TERM GROWTH OF CAPITAL

PRINCIPAL INVESTMENT STRATEGIES
The Fund strives to meet its objective by investing in the common stocks of large, well established companies. The portfolio manager looks for companies that have established product lines, solid management and substantial
financial resources.   While some companies may pay a dividend, current
income (dividends) is not an objective of the Fund. Any income that you earn in this Fund should be considered incidental.

SECURITY SELECTION
The Cornerstone Stock Fund invests at least 80 percent of its assets in common stocks, not including stock index futures and options. Although not principal to the Fund's objective, the Fund may also invest in other securities including preferred stocks, obligations issued or guaranteed by the U.S. Government, stock index futures, money market instruments, repurchase agreements and convertible debt securities. The Fund may write covered call options and purchase put options on securities and financial indices.

When considering whether or not to sell investments, the portfolio manager considers the following:

       1) If a company's market capitalization falls significantly and fails to meet the minimum objectives of a large growth stock.
       2) Whether a securities price is overvalued compared to future earnings growth.
       3) Potential industry consolidations or pressures which may negatively impact a company's value.
       4) Whether there have been any other fundamental changes in the current or prospective financial structure or operations of the company.

PRINCIPAL RISKS
Limited Operating History - The Cornerstone Stock Fund opened in
December, 1998. Therefore, there is little operating or performance information available for this Fund.

Price Volatility - Share prices of all companies, even the best managed and most profitable, can fall for any number of reasons. Some reasons include:
     - lower than expected earnings
     - increase in interest rates
     - overall economic condition
     - investor perception

Risk vs. Return - Larger companies tend to be more stable than smaller companies. In addition, they have established product lines, plenty of financial resources and a market for their stocks that is very liquid.
This means that there are a lot of investors who are constantly buying and selling their stocks. It is generally accepted, however, that the lower the risk of a stock, the lower your potential return. In addition, as with any stock, you face the risk of losing money.

Market Risk - The share price of the Fund will fluctuate with changing market conditions. Any investment in the Fund may be worth more or less when redeemed than when purchased. The Cornerstone Stock Fund should not be relied upon for short-term financial needs.

Objective Risk - There is always the chance that returns from the type of stock selected for a particular fund will trail the returns of the stock market in general.


Other Risks - Futures contracts and options can be highly volatile and could reduce the Fund's total return. Any attempt by the Fund to use such investments for hedging purposes may not be successful.

WHO SHOULD INVEST?
The CORNERSTONE STOCK FUND may be suitable for you if:
     - You want to add a growth fund to your existing portfolio
     - You have a long-term time horizon (at least 5 years)
     - You want to invest for the growth potential in the stocks of large companies
     - You do not need, or are not concerned with, dividend income
     - You have a high tolerance for risk and can handle large price swings

BECAUSE OF THE SEVERAL TYPES OF RISK DESCRIBED IN THIS PROSPECTUS, YOU COULD LOSE MONEY!


INVESTMENT RESULTS
The following information illustrates how the Fund's results may vary and provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one year and the life of the Fund compare with those of a broad measure of market performance. PAST PERFORMANCE (BEFORE AND AFTER TAXES) SHOULD NOT BE USED TO ATTEMPT TO PREDICT FUTURE PERFORMANCE.



[EDGAR REFERENCE - ADVANCE CAPITAL I, INC. CORNERSTONE STOCK FUND ANNUAL RETURNS BAR CHART FOR 1992 - 2001]*



* From December 17, 1998 (commencement of operations) to December 31, 1998.


The Fund's highest/lowest quarterly results during this time were:
HIGHEST:  + 18.72%	4TH QUARTER 1999
LOWEST:   - 19.58%	3RD QUARTER 2001

All Fund results reflect the reinvestment of dividend and capital gain distributions. The Fund's performance results are shown on a pre-tax and after-tax basis, as required by the Securities and Exchange Commission rules. Total returns shown "after taxes on distributions" reflect the effect of taxable distributions (for example, dividend or capital gain distributions) by the Fund. Total returns shown "after taxes on distributions and sale of fund shares" assume that you sold your Fund shares at the end of the particular time period, and as a result, reflect the effect of both taxable distributions by the Fund and any taxable gain or loss realized upon the sale of the shares.

After-tax returns are calculated using the highest historical individual federal income tax rates and do not reflect the impact of state and local taxes.

Your actual after-tax returns depend on your individual tax situation and likely will differ from the results shown. In addition, after-tax returns are not relevant if you hold your Fund shares through tax-deferred arrangements, such as a 401(k) plan or individual retirement account.





                         PERFORMANCE SUMMARY
                         -------------------
                    AVERAGE ANNUAL TOTAL RETURNS
              FOR THE PERIODS ENDED DECEMBER 31, 2001

-------------------------------------------------------------------------------
                                        1 YEAR     5 YEARS     LIFE OF FUND
                                                             (SINCE 12-17-1998)
-------------------------------------------------------------------------------
CORNERSTONE STOCK FUND
Before Taxes                            -18.72%        N/A        -4.08%
After Taxes on Distributions            -18.77%        N/A        -4.12%
After Taxes on Distributions and
Sale of Fund Shares                     -11.40%        N/A        -3.25%
-------------------------------------------------------------------------------
Indexes (reflect no deductions for
  fees, expenses or taxes)
S & P 500 index                         -11.90%        N/A         0.33%
-------------------------------------------------------------------------------


S & P 500 INDEX - A capitalization weighted index of 500 stocks. The index is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

THE EQUITY GROWTH FUND
SEEKS TO PROVIDE INVESTORS WITH LONG-TERM GROWTH OF CAPITAL BY INVESTING PRIMARILY IN STOCKS OF SMALL AND MID-SIZED COMPANIES

PRINCIPAL INVESTMENT STRATEGIES
The Fund strives to reach its investment objective by investing primarily in a diversified group of small and medium-sized growth companies. Small companies are considered to have market capitalization less than $5 billion. Medium-sized companies are considered to have market capitalization in the range of companies comprising the Russell Midcap Total Return Growth Index at the time of purchase. The Fund has the flexibility to purchase some larger companies. The portfolio manager looks for companies that are early in their development, have new management, new products or recent structural changes. You may never have heard of many of these companies. They usually do not pay dividends. Instead, they reinvest all profits back into the business to help it grow. Any income earned in this Fund should be considered incidental.


SECURITY SELECTION
The Equity Growth Fund seeks long-term growth of capital by investing in
small and mid-sized growth companies.   When choosing stocks, the portfolio
manager uses a combination of top-down quantitative models and fundamental bottom-up research to select companies with the following characteristics:
     - companies that are just starting out but are expected to grow revenues, earnings and cash flow over time
     - companies that have gone unnoticed by the investment community
     - companies with capable management, new products, sustainable competitive advantage or recent structural changes

The Equity Growth Fund invests at least 65 percent of its total assets in common stocks with a focus on small and medium-sized growth companies,
not including stock index futures and options.   Although not
to the Fund's objectives, the Fund may also invest in other securities if they offer better returns with less risk than common stocks alone. These securities include: foreign securities, preferred stocks, obligations issued and guaranteed by the U.S. Government, stock index futures, money market instruments, repurchase agreements and convertible debt securities. The Fund may also write covered call options and purchase put options on securities nd financial indices. If the Fund uses futures and options, it is exposed to additional volatility and potential losses.


The Fund may sell securities for a variety of reasons, such as to secure gains, limit losses or redeploy assets into more promising opportunities.

When considering whether or not to sell investments, the portfolio manager considers the following:
       1) The potential impact of management changes, strategic marketing opportunities and competition on the long-term growth prospects for the company.
       2) Whether a security's price is overvalued compared to future earnings growth.
       3) How changes in the economy will impact the value of a company's stock.
       4) Whether there have been any other fundamental changes in current or prospective financial structure or operations of the company.

RELATED RISKS
Market Risk - There is always the possibility that stock prices overall will decline over short or extended periods. Stock markets tend to move in cycles, with periods of rising stock prices and periods of falling stock prices. Any investment in the Fund may be worth more or less when redeemed than when purchased. The Equity Growth Fund should not be relied upon for short-term financial needs.


Foreign Market Risk - To the extent the Fund invests in foreign securities, it is also subject to the special risks associated with such investments whether denominated in U.S. dollars or foreign currencies. These risks include potentially adverse political and economic developments overseas, greater volatility, less liquidity, and the possibility that foreign currencies will decline against the dollar, lowering the value of securities denominated in those currencies.


Objective Risk - There is always the chance that returns from the type of stock selected for a particular fund will trail the returns of the stock market in general.

Small and Mid-sized Companies - Although companies in the Equity Growth Fund may offer greater opportunity for growth than larger, more established companies, investments in small companies involve greater risks. Small and mid-sized companies may lack depth of management, they may be unable to generate funds necessary for growth or potential development or they may be developing or marketing new products or services for which markets are not yet established and may never become established. Small and mid-sized companies tend to trade less frequently and be more sensitive to market changes than the market in general. In addition, these companies may be so small within their respective industries that they may become subject to intense competition from larger or more established companies. Finally, smaller growth stocks can have steep price declines if their earnings disappoint investors. Since the Fund will be significantly invested in this market sector, investors will be exposed to its volatility.


Growth Stocks - Growth stocks can be volatile for several reasons. Since they usually reinvest a high proportion of earnings in their own businesses, they may lack the dividend associated with value stocks that can cushion their decline in a falling market. Also, since investors buy these stocks because of their expected superior earnings growth, earnings disappointments often result in sharp price declines. In general, stocks with growth characteristics can have relatively wide price swings as a result of the high valuations they can carry.

Other Risks - Futures contracts and options can be highly volatile and could reduce the Fund's total return. Any attempt by the Fund to use such investments for hedging purposes may not be successful.


Risk vs. Return - History indicates that small and mid-size company stocks provide higher returns than those of larger companies, but they also have greater risk. In comparison to larger, more established companies, smaller companies tend to:
     - Suffer more significant losses
     - Be more volatile and somewhat more speculative
     - Trade less often
     - Offer fewer product lines and have fewer financial resources


WHO SHOULD INVEST?
The EQUITY GROWTH FUND may be suitable for you if:
     - You want to add a growth fund to your existing portfolio
     - You have a long-term time horizon (at least 5 years)
     - You want to focus on smaller-company stocks
     - You do not need, or are not concerned with, dividend income
     - You have a high tolerance for risk and can handle large price swings

BECAUSE OF THE SEVERAL TYPES OF RISK DESCRIBED IN THIS PROSPECTUS, YOU COULD LOSE MONEY!

INVESTMENT RESULTS
The following information illustrates how the Fund's results may vary and provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for one, five and ten years compare with those of a broad measure of market performance. PAST PERFORMANCE (BEFORE AND AFTER TAXES) SHOULD NOT BE USED TO ATTEMPT TO PREDICT FUTURE PERFORMANCE.



[EDGAR REFERENCE - ADAVANCE CAPITAL I, INC. EQUITY GROWTH ANNUAL RETURNS BAR CHART FOR 1992-2001]



The Fund's highest/lowest quarterly results during this time were:
HIGHEST:    + 34.09% 	4TH QUARTER 1999
LOWEST:     - 25.24%	3RD QUARTER 2001

All Fund results reflect the reinvestment of dividend and capital gain distributions. The Fund's performance results are shown on a pre-tax and after-tax basis, as required by the Securities and Exchange Commission rules. Total returns shown "after taxes on distributions" reflect the effect of taxable distributions (for example, dividend or capital gain distributions) by the Fund.
Total returns shown "after taxes on distributions and sale of fund shares" assume that you sold your Fund shares at the end of the particular time period, and as a result, reflect the effect of both taxable distributions by the Fund and any taxable gain or loss realized upon the sale of the shares.

After-tax returns are calculated using the highest historical individual federal income tax rates and do not reflect the impact of state and local taxes.

Your actual after-tax returns depend on your individual tax situation and likely will differ from the results shown. In addition, after-tax returns are not relevant if you hold your Fund shares through tax-deferred arrangements, such as a 401(k) plan or individual retirement account.










                         PERFORMANCE SUMMARY
                         -------------------
                    AVERAGE ANNUAL TOTAL RETURNS
              FOR THE PERIODS ENDED DECEMBER 31, 2001

------------------------------------------------------------------------------
                                               1 YEAR     5 YEARS    10 YEARS
------------------------------------------------------------------------------
EQUITY GROWTH FUND
Before Taxes                                  -15.41%      13.22%      11.70% *
After Taxes on Distributions                  -15.41%      12.45%      10.98%
After Taxes on Distributions and
Sale of Fund Shares                            -9.38%      11.09%       9.86%
-----------------------------------------------------------------------------
Indexes (reflect no deductions for
  fees, expenses or taxes)
Russell Midcap Total Return Growth Index      -20.15%       9.01%      11.37%
------------------------------------------------------------------------------



* Change in Investment Objective -- The investment objective and policies of the Equity Growth Fund were changed at the end of 1993 and the Fund became a mid cap growth fund at that time.

RUSSELL MIDCAP TOTAL RETURN GROWTH INDEX - measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values.

[SIDEBAR]

A WORD ABOUT FEES AND EXPENSES?

Fees and expenses are an important consideration when choosing a mutual fund. That's because you, as a shareholder, pay the costs of operating the fund plus any transaction cost incurred when buying, selling, or exchanging shares. These costs can reduce the fund's return. Even small differences in fund expenses can have a dramatic impact over time. The funds' OPERATING EXPENSES are:

MANAGEMENT FEES - The percentage of fund assets paid to the fund's investment manager.

DISTRIBUTION FEES - An annual charge ("12b-1") to existing shareholders to cover the cost of selling shares to new shareholders.

OTHER EXPENSES - Expenses for servicing of shareholder accounts, including costs for such services as:
       .  providing statements and reports
       .  disbursing dividends
       .  maintaining accounts
       .  custodial fees
       .  auditor fees
       .  providing various other services.

These expenses, which are deducted from a fund's gross income, are expressed as a percentage of the net assets of the fund. Expenses vary among the funds for a variety of reasons, including fund size, differences in management fees, frequency of dividend payments, and average account size.

[END SIDEBAR]


FEES & EXPENSES
All Advance Capital Funds are no-load funds. This means you may purchase and sell shares in any of these mutual funds without incurring any sales charges. All the money that you invest in the Fund(s) goes to work for you. The table below shows that you pay no such fees. In addition, the following table describes the annual fees and expenses that you pay if you buy and hold shares of the Funds.

                     SHAREHOLDER TRANSACTION EXPENSES
                 (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
---------------------------------------------------------------------------
Maximum Sales Charge (Load) Imposed on Purchases                None
Maximum Deferred Sales Charge (Load)                            None
Maximum Sales Charge (Load) Imposed on Reinvested  Dividend     None
Redemption fee                                                  None
Exchange fee                                                    None
---------------------------------------------------------------------------

     		       ANNUAL FUND OPERATING EXPENSES
               (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
-------------------------------------------------------------------------------
                       MGMT      DISTRIBUTION       OTHER    TOTAL ANNUAL FUND
                       FEES     (12B-1) FEES      EXPENSES  OPERATING EXPENSES
-------------------------------------------------------------------------------
Bond                   .40%           .25%           .06%           .71%
Retirement Income      .50% *         .25%           .04%           .80%
Balanced               .70% *         .25%           .03%           .98%
Cornerstone Stock      .40%           .25%           .06%           .72%
Equity Growth          .70% *         .25%           .05%          1.00%
-------------------------------------------------------------------------------
* T. Rowe Price is paid .20% on average daily net assets up to $100 million and .15% on average daily net assets over $100 million of the Equity Growth Fund and the stock portion of the Balanced Fund. Advance Capital Management is paid .70% on average daily net assets for the Equity Growth and Balanced Funds up to $200 million and .55% on average daily net assets over $200 million. Advance Capital Management is paid .50% on average daily net assets up to $200 million for the Retirement Income Fund and .40% on average daily net assets over $200 million.

EXAMPLE
This example is intended to help you compare the cost of investing in the Advance Capital Funds with the cost of investing in other mutual funds.
This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.
The example also assumes that your investment has a 5 percent return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

------------------------------------------------------------------------------
                        1 Year        3 Years       5 Years	   10 Years
------------------------------------------------------------------------------
Bond                     $ 73          $227           $395          $  883
Retirement Income        $ 82          $255           $442          $  981
Balanced                 $100          $312           $542          $1,201
Cornerstone Stock        $ 74          $230           $401          $  894
Equity Growth            $102          $318           $552          $1,225
------------------------------------------------------------------------------

THE AMOUNTS SHOWN IN THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A
REPRESENTATION OF PAST OR FUTURE EXPENSES. THE ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

PLAN OF DISTRIBUTION
The Fund has a Plan of Distribution or "12b-1 Plan" under which it may finance activities primarily intended to sell shares. Because these fees are paid out of the Fund's assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than other types of sales charges.

MANAGEMENT, ORGANIZATION, & CAPITAL STRUCTURE
INVESTMENT ADVISER
Advance Capital Management, Inc. began serving as Investment Adviser to
Advance Capital I, Inc. in 1987 and currently serves as Investment Adviser to all of the Advance Capital I, Inc. Funds. Advance Capital Management, Inc., One Towne Square, Suite 444, Southfield, MI 48076, is responsible for the day-to-day management of the investment portfolios and other business affairs. Advance Capital Management, Inc., conducts investment research, offers advice and recommendations concerning each Fund's investments, and supplies certain administrative, compliance, and accounting services to the Funds.


SUB-ADVISER
T. Rowe Price Associates, Inc. ("T. Rowe Price"), 100 East Pratt Street, Baltimore, MD 21202, serves as the Sub-Investment Adviser for the common stock portion of the Balanced Fund and for the Equity Growth Fund. T. Rowe Price is wholly owned by T. Rowe Price Group, Inc., a publicly traded financial services holding company. It is one of the largest no-load mutual fund managers in the nation.



MANAGEMENT PERSONNEL
-------------------------------------------------------------------------------
       PORTFOLIO MANAGER                       FUNDS MANAGED - BEGINNING DATE
-------------------------------------------------------------------------------
John C. Shoemaker                               Bond - 1987
Advance Capital Management, Inc.                Retirement Income - 1993
President                                       Cornerstone Stock - 1998
                                                Balanced - 1987
                                                Equity Growth - 1987
-------------------------------------------------------------------------------
Robert J. Cappelli                              Bond - 1987
Advance Capital Management, Inc.                Retirement Income - 1993
Vice-President                                  Cornerstone Stock - 1998
                                                Balanced - 1987
-------------------------------------------------------------------------------
Christopher M. Kostiz                           Bond - 1995
Advance Capital Management, Inc.                Retirement Income - 1995
Senior Portfolio Manager                        Cornerstone Stock - 1998
                                                Balanced (Bonds) - 1995
-------------------------------------------------------------------------------
Richard T. Whitney, CFA                         Equity Growth - 1994
T. Rowe Price                                   Balanced (Stocks) - 1994
Managing Director
-------------------------------------------------------------------------------
Donald J. Peters                                Equity Growth - 1994
T. Rowe Price                                   Balanced (Stocks) - 1994
Vice-President
-------------------------------------------------------------------------------

SHAREHOLDER INFORMATION
PRICING OF FUND SHARES
The Fund's share price, also called its net asset value, or NAV, is calculated each business day that the New York Stock Exchange is open, after the close of trading (generally 4 p.m. Eastern time). The NAV is not calculated on days when the New York Stock Exchange is closed.

The net asset value is calculated by totaling the assets of the Fund, subtracting all of its liabilities, or debts, and then dividing by the total number of Fund shares outstanding. In calculating the value of total assets, securities are valued at market price.

                                   Total Assets - Total Liabilities
               Net Asset Value =  ----------------------------------
                                     Number of Shares Outstanding

The daily net asset value is useful to you as a shareholder because the NAV, when multiplied by the number of shares you own, gives you the dollar amount you would have received had you sold all of your shares back to the Fund that day.

HOW TO PURCHASE SHARES
You may purchase shares in any of the Funds by completing an Application to Purchase Shares. Mail the application and a check payable to Advance Capital I, Inc. to:


          BY REGULAR MAIL:                        BY OVERNIGHT MAIL:
        ------------------------                --------------------------
        Advance Capital I, Inc.                 Advance Capital I, Inc.
        P.O. Box 3144                           One Towne Square, Ste 444
        Southfield, MI  48037                   Southfield, MI  48076


All purchases must be made in U.S. dollars, and checks must be drawn on U.S. banks. If you are making a purchase into a retirement account, please indicate whether the purchase is a rollover or a current or prior year contribution. Your order will be processed at the next NAV calculated after your order is received.

When making subsequent purchases, you only need to mail a check noting your account number and the amount of money to be invested into each Fund.

The minimum initial investment in all of the Funds is $10,000 (or $2,000 for IRA accounts). This investment may be distributed in any of the Funds as long as a $1,000 minimum investment is maintained in each Fund selected.

HOW TO EXCHANGE SHARES
An exchange is the selling of shares of one Advance Capital Fund to purchase shares of another Advance Capital Fund. Such a transaction may produce a taxable gain or loss in a non-tax deferred account. You may exchange shares in writing or by telephone (see "Telephone Requests"). Advance Capital reserves the right to change these exchange procedures or required authorizations in the future. You will be given at least 60 days notice before any changes become effective.

HOW TO REDEEM SHARES
On any business day, you may redeem all or a portion of your shares. Your order will be processed at the next NAV calculated after your order is received. Normally, a check for the proceeds from a sale is mailed within one business day, but in no event, more than seven days. Redemptions are either made by written instruction or by telephone.

[SIDEBAR]

A WORD ABOUT SIGNATURE GUARANTEES... A signature guarantee is a measure designed to protect you from fraud by assuring that your signature is genuine. The following financial institutions may guarantee signatures: banks, savings and loan associations, trust companies, credit unions, and members of the New York Stock Exchange ("NYSE"). Call your financial institution to see if they can guarantee your signature. Please note that a signature guarantee is NOT the same as having your signature notarized by a Notary Public and the two are not interchangeable.

[END SIDEBAR]



WRITTEN REQUESTS
In order to redeem all or part of your shares from an IRA account, you must complete an IRA Distribution Form.

If you are selling shares from a non-IRA account for amounts over $25,000, you must submit a letter of instruction which has been SIGNATURE GUARANTEED. The letter must state your name, account number, the name of the Fund and the dollar or share amount you wish to redeem.

In addition, if you would like a check mailed to an address other than the address of record, the request must be signature guaranteed. This applies to both IRA and non-IRA accounts.

TELEPHONE REQUESTS
If you wish to redeem less than $25,000 from a non-IRA account, you may redeem the shares by telephone as long as you authorized "Telephone Redemption Service" on your initial Application to Purchase Shares. You may redeem shares by calling (248) 350-8543 or (800) 345-4783 any business day between the hours 8:00 AM and 4:00 PM, Eastern time.
If you authorize Telephone Redemption Service, you authorize Advance Capital Group to:

     1) Take instruction from any person by telephone to redeem or sell shares from your account.
     2) Take written instruction to redeem an amount of $25,000 or less regardless of whether or not the request was signature guaranteed.
     3) Take instruction from any person by telephone to change your address.
     4) Take written instruction to change your address regardless of whether or not the request was signature guaranteed.

The Funds and Advance Capital Group will take reasonable precautions to ensure that any requests made are legitimate. For example, the Funds and Advance Capital Group will ask for certain personal forms of identification. If such reasonable precautions are taken, the Fund and Advance Capital
Group will not be held responsible for any losses resulting from unauthorized transactions. You will receive a statement each time a telephone exchange is made to confirm that instructions communicated by telephone are genuine.

RESTRICTIONS ON REDEMPTIONS
Fees:
-----
Advance Capital charges a $50 fee for a 100 percent redemption of an IRA account. The fee will automatically be taken from the proceeds of the sale. There is no fee to terminate a non-IRA account.

[END SIDEBAR]

A WORD ABOUT CASH RESERVES... Holding "cash" does not mean that the fund literally holds a stack of currency. Rather, cash reserves refer to short-term, interest-bearing securities that can easily and quickly be converted to cash. Most mutual funds keep a small percentage of assets in cash to accommodate shareholder redemptions.

While some funds strive to keep cash levels at a minimum and to always remain fully invested in stocks, others allow the investment advisers to hold up to 20 percent of a fund's assets in cash reserves.

A WORD ABOUT "MARKET TIMING"...

Market timing is the switching of money into investments when you expect prices to rise, and taking money out when you expect them to fall. As money is shifted in and out, a fund incurs expenses for buying and selling of the securities. These costs are borne by all fund shareholders, including the long-term investors who did not generate the costs. Advance Capital discourages short-term trading by closely monitoring daily transactions of its shareholders.

[END SIDEBAR]



Redemption in Kind:
-------------------
Each Fund is obligated to redeem shares in cash up to $250,000 or 1 percent of the Fund's NAV, whichever is less, for any shareholder within the 90 day period. A redemption above this amount will also be made in cash unless the Board of Directors determines that additional cash withdrawals will have a material adverse effect on the remaining shareholders. If this is the case, the Fund will pay all or a portion of the remainder of the distribution in liquid or readily marketable portfolio instruments that the Board of Directors deem fair and reasonable.

Redemption in kind is not as liquid or marketable as cash. If redemption is made in kind, shareholders may need to sell the securities for less than their value at the time of redemption and may incur fees associated with this sale.

Redemption Before Checks Clear:
-------------------------------
When you purchase shares by check, payment of the proceeds may be delayed until the check clears the bank. Up to 15 calendar days may be allowed from the purchase date for a check to clear.

Telephone Redemptions of IRAs:
------------------------------
In order to redeem all or part of your shares from an IRA account, you must complete and sign an IRA Distribution Form. You may, however, request a redemption from your IRA by telephone to establish the Net Asset Value pricing of that redemption IF AND ONLY IF you will pick up the redemption check, in person, at the Company's headquarters at One Towne Square, Suite 444, Southfield, Michigan and sign the IRA Distribution Form at that time.
If you do not appear and sign the form within three business days, the amount of the redemption will be returned to your account at the next available price (higher or lower than the redemption NAV).

Accounts with Low Balances:
---------------------------
Due to the high cost of maintaining accounts with low balances, your shares may be sold if the total of your combined account balances in all Funds falls below $10,000 ($2,000 for IRA accounts). Advance Capital could sell shares of a specific fund if that one fund falls below the $1,000 minimum. Shares will not be sold if the total account balance for all Funds falls below $10,000 ($2,000 for IRA accounts) because of changes in the net asset values of the Funds. Before your shares are sold, you will be notified in writing and will be allowed 30 days to purchase additional shares to meet the minimum balance.

[SIDEBAR]

A WORD ABOUT "BUYING A DIVIDEND"...

"Buying a Dividend" is the practice of purchasing shares of a fund shortly before it makes a distribution. The payment of a cash dividend decreases a mutual fund's net asset value, thereby returning shares to you as a taxable distribution.

As an example: If, on December 15th, you invest $5,000 for 250 shares of a fund at $20 per share and the fund pays a distribution of $1 per share on December 16th, its share price would drop to $19 (ignoring market changes). You would still have only $5,000 (250 shares times $19=$4,750 in share value, plus $250 in distributions), but you would owe tax on the $250 distribution you received (even if you had reinvested it in more shares). To avoid "buying a dividend," check a fund's distribution schedule before you invest.

A WORD ABOUT INVESTING FOR THE LONG TERM...

Each fund is intended to be a long-term investment vehicle; none is designed to provide investors with a means of speculating on short-term fluctuations in the market.

[END SIDEBAR]



DIVIDENDS AND DISTRIBUTIONS
As a shareholder, you are entitled to your share of the Fund's income from interest and dividends, and gains from the sale of investments.
You receive earnings as either an income dividend or capital gains distribution. Income dividends come from the interest the Fund earns from its money market and bond investments as well as dividends it receives from stock investments. Capital gains are realized whenever the Fund sells securities for a higher price than it paid for them.


DISTRIBUTION OPTIONS
You can receive distributions in a number of ways:

Reinvestment                    Dividends and capital gains are
                                automatically reinvested in additional
                                shares of the Fund unless you request a
                                different distribution method.

Dividends in Cash               Dividends are paid by check or direct deposit,
                                and capital gains are reinvested in additional shares of the Fund.

Capital Gains in Cash           Capital gains distributions are paid by check
                                or direct deposit, and dividends are reinvested in additional shares of the Fund.

Dividends and Capital Gains     Both dividends and capital gains
In Cash                         distributions are paid by check or direct
                                deposit.





----------------------------------------------------------------------------------------
                                DISTRIBUTION SCHEDULE
----------------------------------------------------------------------------------------
       FUND      		     DIVIDENDS PAID	           CAPITAL GAINS PAID
----------------------------------------------------------------------------------------
Bond Fund               Declared daily, paid monthly            Declared annually, paid
                                                                in December
Retirement Income Fund  Declared daily, paid monthly            Declared annually, paid
                                                                in December
Balanced Fund           Declared daily, paid monthly            Declared annually, paid
                                                                in December
Cornerstone Stock Fund  Declared annually, paid in December     Declared annually, paid
                                                                in December
Equity Growth Fund      Declared annually, paid in December     Declared annually, paid
                                                                in December
----------------------------------------------------------------------------------------


Dividends are not declared on Saturdays, Sundays, or holidays. Dividends are declared just prior to determining net asset value. Dividends declared on Fridays and on days preceding holidays are larger to adjust for the Fund's income for the following Saturday, Sunday, or holiday.

TAX CONSEQUENCES
As with any investment, you should consider the tax consequences of investing in the Funds. The following discussion does not apply to tax-deferred accounts, nor is it a complete analysis of the federal tax implications of investing in the Funds. You may wish to consult your own tax adviser. Additionally, state or local taxes may apply to your investment, depending upon the laws where you live. To avoid taxation, the Internal Revenue Code requires each Fund to distribute net income and any net capital gains realized on its investments. Shareholders are required to pay federal income tax on any dividends and other distributions received. This applies whether the dividends are paid in cash or reinvested in additional shares.

The dividends and short-term capital gains that you receive are taxable to you as ordinary dividend income. Any distributions of net long-term capital gains by the Fund are taxable to you as long-term capital gains, no matter how long you've owned shares in the Fund. Long-term capital gains may be taxed at different rates depending on how long the Fund held the securities.

If you sell or exchange shares of the Fund, any gain or loss you have is a taxable event, which means you may have a capital gain to report as income, or a capital loss to report as a deduction, when you complete your federal income tax return.

FINANCIAL HIGHLIGHTS
This table is intended to help you understand each Funds' financial performance for the past 5 years. Information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose report, along with the Fund's financial statements are included in the annual report, which is available upon request.





----------------------------------------------------------------------------------------------------------
BOND FUND                                          2001          2000        1999        1998       1997
----------------------------------------------------------------------------------------------------------
Net asset value, beginning of year                 $9.52         $9.58       $10.62     $10.52     $10.37
                                                  ------        ------       ------     ------     -------
Income from investment Operations
     Net investment income                          0.67          0.77         0.75       0.67       0.69
     Net realized & unrealized gain
     (loss) on investments                          0.16        (0.06)       (1.04)       0.15       0.24
                                                  ------        ------       ------     ------     -------


Total from investment operations                    0.83          0.71       (0.29)       0.82       0.93
                                                  ------        ------       ------     ------     -------

Less Distributions
     Net investment income                        (0.67)        (0.77)       (0.75)     (0.67)     (0.69)
     Net realized gain on investments  	          0.00          0.00         0.00     (0.05)     (0.09)
                                                  ------        ------       ------     ------     -------

     Total distributions                          (0.67)        (0.77)       (0.75)     (0.72)     (0.78)
                                                  ------        ------       ------     ------     -------

Net asset value, end of year                       $9.68         $9.52        $9.58     $10.62     $10.52
                                                  ------        ------       ------     ------     -------

Total Return (%)                                    8.87          7.09       (3.71)       8.12       9.41

Ratios and Supplemental Data
Net assets, end of year (in thousands)          $114,212       $68,053      $34,362     $3,746     $4,203
Ratio of expenses to average net assets (%)         0.71          0.70         0.73       0.52       0.54
Ratio of net investment income
     to average net assets (%)                      6.92          7.55         6.64       6.35       6.65
Portfolio turnover rate (%)                        23.85         14.88        32.43      11.56      21.95




----------------------------------------------------------------------------------------------------------
RETIREMENT INCOME FUND                             2001          2000        1999        1998       1997
----------------------------------------------------------------------------------------------------------
Net asset value, beginning of year                 $9.50         $9.61       $10.56     $10.65      $10.20
                                                  ------        ------       ------     ------     -------
Income from investment Operations
     Net investment income                          0.68          0.71         0.71       0.73        0.74
     Net realized & unrealized gain
     (loss) on investments                          0.06        (0.11)       (0.95)     (0.08)        0.45
                                                  ------        ------       ------     ------     -------

Total from investment operations                    0.74          0.60       (0.24)       0.65        1.19
                                                  ------        ------       ------     ------     -------

Less Distributions
     Net investment income                        (0.68)        (0.71)       (0.71)     (0.73)      (0.74)
     Net realized gain on investments               0.00          0.00         0.00     (0.01)        0.00
                                                  ------        ------       ------     ------     -------

     Total distributions                          (0.68)        (0.71)       (0.71)     (0.74)      (0.74)
                                                  ------        ------       ------     ------     -------

Net asset value, end of year                       $9.56         $9.50        $9.61     $10.56      $10.65
                                                  ------        ------       ------     ------     -------

Total Return (%)                                    7.95          6.59       (2.33)       6.33       12.20

Ratios and Supplemental Data
Net assets, end of year (in thousands)          $200,346      $203,897     $209,791   $221,221    $200,511
Ratio of expenses
     to average net assets (%)                      0.80          0.79         0.81       0.79        0.82
Ratio of net investment income
     to average net assets (%)                      7.06          7.53         7.06       6.87        7.21
Portfolio turnover rate (%)                        30.76         19.62        17.89      19.52       16.60






----------------------------------------------------------------------------------------------------------
BALANCED FUND                                      2001          2000        1999        1998       1997
----------------------------------------------------------------------------------------------------------
Net asset value, beginning of year                $18.19        $17.02       $17.13     $15.69      $13.68
                                                  ------        ------       ------     ------     -------
Income from investment Operations
     Net investment income                          0.52          0.52         0.51       0.48        0.45
     Net realized & unrealized gain
     (loss) on investments                        (0.81)          1.18         0.87       1.56        2.32
                                                  ------        ------       ------     ------     -------

Total from investment operations                  (0.29)          1.70         1.38       2.04        2.77
                                                  ------        ------       ------     ------     -------

Less Distributions
     Net investment income                        (0.52)        (0.52)       (0.51)     (0.48)      (0.45)
     Net realized gain on investments               0.00        (0.01)       (0.98)     (0.12)      (0.31)
                                                  ------        ------       ------     ------     -------

     Total distributions                          (0.52)        (0.53)       (1.49)     (0.60)      (0.76)
                                                  ------        ------       ------     ------     -------

Net asset value, end of year                      $17.38        $18.19       $17.02     $17.13      $15.69
                                                  ------        ------       ------     ------     -------

Total Return (%)                                  (1.58)         10.13         8.37      13.15       20.50

Ratios and Supplemental Data
Net assets, end of year (in thousands)          $232,991      $207,677     $169,216   $125,883     $99,421
Ratio of expenses
     to average net assets (%)                      0.98          1.00         1.03       1.01        1.04
Ratio of net investment income
     to average net assets (%)                      2.97          2.97         2.97       2.92        3.02
Portfolio turnover rate (%)                        12.23         10.26        23.76      11.04       10.13





--------------------------------------------------------------------------------------------------
CORNERSTONE STOCK FUND                             2001          2000        1999        1998*
--------------------------------------------------------------------------------------------------
Net asset value, beginning of period              $10.72        $13.55       $10.46     $10.00
                                                  ------        ------       ------     ------
Income from investment Operations
     Net investment income                          0.01          0.02         0.01       0.00
     Net realized & unrealized gain
     (loss) on investments                        (2.02)        (2.83)         3.09       0.46
                                                  ------        ------       ------     ------

Total from investment operations                  (2.01)        (2.81)         3.10       0.46
                                                  ------        ------       ------     ------

Less Distributions
     Net investment income                        (0.01)        (0.02)       (0.01)       0.00
     Net realized gain on investments               0.00          0.00         0.00       0.00
                                                  ------        ------       ------     ------

     Total distributions                          (0.01)        (0.02)       (0.01)       0.00
                                                  ------        ------       ------     ------

Net asset value, end of period                     $8.70        $10.72       $13.55     $10.46
                                                  ------        ------       ------     ------

Total Return (%)                                 (18.72)       (20.77)        29.62       4.60

Ratios and Supplemental Data
Net assets, end of period (in thousands)         $62,266       $62,590      $52,356     $7,316
Ratio of expenses to average net assets (%)         0.72          0.71         0.77       0.66	**
Ratio of net investment income
     to average net assets (%)                      0.16          0.14         0.11       1.20	**
Portfolio turnover rate (%)                         4.01         13.21         7.62       0.00



* From December 17, 1998 (commencement of operations) to December 31, 1998. ** Annualized




----------------------------------------------------------------------------------------------------------
EQUITY GROWTH FUND                                 2001          2000        1999        1998       1997
----------------------------------------------------------------------------------------------------------
Net asset value, beginning of year                $27.13        $26.43       $20.05     $17.25     $14.72
                                                  ------        ------       ------     ------     -------
Income (Loss) from investment Operations
     Net investment loss                          (0.16)        (0.23)       (0.14)     (0.10)      (0.09)
     Net realized & unrealized gain
     (loss) on investments                        (4.02)          2.14        10.01       2.90        2.69
                                                  ------        ------       ------     ------     -------

Total from investment operations                  (4.18)          1.91         9.87       2.80        2.60
                                                  ------        ------       ------     ------     -------

Less Distributions
     Net investment income                          0.00          0.00         0.00       0.00        0.00
     Net realized gain on investments               0.00        (1.21)       (3.49)       0.00      (0.07)
                                                  ------        ------       ------     ------     -------

     Total distributions                            0.00        (1.21)       (3.49)       0.00      (0.07)
                                                  ------        ------       ------     ------     -------

Net asset value, end of year                      $22.95        $27.13       $26.43     $20.05      $17.25
                                                  ------        ------       ------     ------     -------

Total Return (%)                                 (15.41)          7.10        50.14      16.23       17.68

Ratios and Supplemental Data
Net assets, end of year (in thousands)          $126,970      $136,136     $114,515    $68,061     $54,332
Ratio of expenses
     to average net assets (%)                      1.00          1.01         1.02       1.02        1.07
Ratio of net investment loss
     to average net assets (%)                    (0.69)        (0.76)       (0.63)     (0.58)      (0.58)
Portfolio turnover rate (%)                         9.43         18.57        36.49      22.34       20.53



Additional information about Advance Capital, contained in the Statement of Additional Information, has been filed with the Securities and Exchange Commission and is available, upon request, without charge by writing to Advance Capital at the address on page 1 or by calling (248) 350-8543 or
(800) 345-4783. The Statement of Additional Information bears the same date as this prospectus and is incorporated by reference in its entirety into this prospectus.

Further, information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Finally, information about the Funds (including the SAI) can be reviewed and copied at the Commission's Public Reference Room in Washington, D.C. You may obtain information on the operation of the public reference room by calling the Commission at (800) SEC-0330. Reports and other information about the Funds are available on the Commission's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-6009.




Investment Company	File No. 811-05127

ADVANCE CAPITAL I, INC.
Statement of Additional Information
April 30, 2002

This Statement is not a Prospectus but should be read in conjunction with the Funds' current Prospectus dated April 30, 2002. Much of the information contained in this Statement of Additional Information expands upon the subjects discussed in the Prospectus. No investment should be made without first reading the Prospectus. You may receive a copy of the Prospectus by calling 800-345-4783 or by writing to us at the following address:



                      Advance Capital I, Inc.
                      P.O. Box 3144
                      Southfield, MI  48037






                           TABLE OF CONTENTS
                           -----------------

                                                               Page
                                                               ----

Fund History                                                     2
Fund Description                                                 2
Management                                                       6
Control Persons and Principal Holders of Securities             10
Investment Advisory and Other Services                          10
Portfolio Transactions                                          13
Capital Stock                                                   14
Purchases and Pricing of Shares                                 15
Taxation of the Funds                                           16
Calculation of Performance Data                                 16
Financial Statements                                            19

FUND HISTORY
Advance Capital I, Inc. (the Company) was organized on March 6, 1987 as a Maryland Corporation. The Company is an open-end, diversified, management investment company offering five distinct portfolios (the Funds). The five portfolios are:

				Bond Fund
				Retirement Income Fund
				Balanced Fund
				Cornerstone Stock Fund
				Equity Growth Fund

FUND DESCRIPTION
Each portfolio has its own investment objectives and policies. The following policies supplement the investment objectives and policies set forth in the Prospectus. Each policy applies to all Funds. The percentage limitations included in these policies apply only at the time of purchase. For example, if a Fund exceeds a limit as a result of market fluctuations or the sale of other securities, it will not be required to sell any securities.


GOVERNMENT OBLIGATIONS:
Each Fund may invest in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. U.S. Government agencies that are supported by the full faith and credit of the U.S. Government include securities of the Federal Housing Administration, the Department of Housing and Urban Developments, the Export-Import Bank, the Farmers
Home Administration, the General Services Administration, the Government National Mortgage Association, the Maritime Administration, and the Small Business Administration. Generally less than 50 percent of the Bond Fund, the Retirement Income Fund or the bonds in the Balanced Fund will be invested in obligations of the U.S. Government or agencies supported by the full faith and credit of the U.S. Government. The Equity Growth Fund and the Cornerstone Stock Fund will have less than 5 percent of their assets invested in obligations of the U.S. Government or agencies supported by the full faith and credit of the U.S. Government except when, in the opinion of the Investment Adviser, economic or business conditions warrant a temporary defensive investment position.

Each Fund may invest, on a limited basis, in obligations of certain agencies or instrumentalities which do not carry the full faith and credit of the U.S. Government, such as the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation. Each Fund will invest in the obligations of such agencies or instrumentalities only when the Investment Adviser believes the credit risk with respect to the agency or instrumentality is minimal. No more than 20 percent of the assets of the Bond Fund, Retirement Income Fund or the bonds in the Balanced Fund will be invested in these types of securities. No more than 5 percent of the Equity Growth Fund or the Cornerstone Stock Fund will be invested in these types of securities.


MONEY MARKET INSTRUMENTS:
Each Fund anticipates under normal conditions that no more than 20 percent of its assets will be invested in high-quality money market instruments. Under unusual market or economic conditions, during the initial start-up phase of a Fund or for temporary defensive purposes, each Fund may invest up to 100 percent of its assets in money market instruments. Money market instruments are defined as commercial paper and bank obligations. Bank obligations include bankers acceptances, negotiable certificates of deposit and nonnegotiable time deposits earning a specified return and issued by a U.S. bank which is a member of the Federal Reserve System or insured by the Federal Deposit Insurance Corporation, or by a savings and loan association or savings bank that is insured by the Federal Savings and Loan Insurance Corporation. Investments in bank obligations are limited to the obligations of financial institutions having more than $2 billion in total assets at the time of purchase. Investments in commercial paper will be limited to issues within the highest rating, at the time of purchase, of S&P or Moody's or, if not rated, are determined by the Investment Adviser to be of comparable quality.

REPURCHASE AGREEMENTS:
Each Fund may invest in repurchase agreements. Repurchase agreements are arrangements in which banks, brokers, dealers, and other recognized financial institutions sell U.S. Government securities (limited to those with remaining maturities of five years or less) to the Funds and agree at the time of sale to repurchase them at a mutually agreed upon time and price. The Funds or their Custodian will take possession of the securities subject to repurchase agreements. Repurchase agreements may also be viewed as loans made by the Funds which are collateralized by the securities subject to repurchase. Advance Capital Management, Inc., the Investment Adviser, will monitor such transactions to ensure that the value of the underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. In the event of a bankruptcy or default of certain sellers of repurchase agreements, the Funds could experience costs and delays in liquidating the underlying security which is held as collateral, and the Funds might incur a loss if the value of the collateral held declines during this period.

VARIABLE AND FLOATING RATE INSTRUMENTS:
Unrated variable or floating rate instruments will make up not more than 5 percent of any Fund's assets. These instruments require the Investment Adviser to monitor closely the earning power, cash flows and other liquidity ratios of the issuers to ensure they can meet payment upon demand. These instruments often provide a higher yield than money market rates because they are viewed by the issuer and purchaser as longer-term obligations whose pricing may be based on shorter term rates.

NON-INTEREST BEARING SECURITIES:
The Bond Fund has not invested in non-income-producing securities in the past. Further, there are no present plans to invest in non-income-producing securities in the Bond Fund or the Retirement
Income Fund. Non-income-producing securities include zero coupon bonds, which pay interest only at maturity and payment in kind ("PIK") bonds, which pay interest in the form of additional bonds. Although there are not plans to do so, the Retirement Income Fund may invest up to 5 percent of its assets in such securities. Should non-interest-bearing securities be held in the Retirement Income Fund, there are special tax considerations associated with them. The Retirement Income Fund will report interest on these securities as income even though it receives no cash interest until the security's maturity or payment date.
Therefore, the Retirement

Income Fund may have to dispose of some portfolio securities under disadvantageous circumstances to generate cash to satisfy distribution requirements.

STOCK INDEX FUTURES CONTRACE AND OPTIONS:
The Equity Growth Fund, the Balanced Fund and the Cornerstone Stock
Fund (the Growth Portfolios) may enter into stock index futures contracts (or options thereon) to hedge all or a portion of its equity portfolio, or as an efficient means of regulating its exposure to the equity markets. The Growth Portfolios will not use futures contracts for speculation. The Funds will limit the use of futures contracts so that (1) no more than 5 percent of each of the Growth Portfolios' assets would be committed to initial margin deposits or premiums on such contracts and (2) immediately after entering into such contracts, no more than 30 percent of the Equity Growth Fund's total assets or 20 percent of the Balanced Fund's or Cornerstone Stock Fund's assets would be represented by such contracts. The Growth Portfolios may also write covered call options and purchase put options on securities and financial indices. The aggregate market value of each Fund's portfolio securities covering call options will not exceed 25 percent of the Equity Growth Fund's net assets or 15 percent of the Balanced Fund's or Cornerstone Stock Fund's net assets. Futures contracts and options can be highly volatile and could reduce each Fund's total return, and a Fund's attempt to use such investment for hedging purposes may not be successful. Successful futures strategies require the ability of the Investment Adviser to predict future movements in securities prices, interest rates and other economic factors. Each Fund's potential losses from the use of futures extends beyond its initial investment in such contracts. Also, losses from options and futures could be significant if a Fund is unable to close out its position due to disruptions in the market or lack of liquidity.

FOREIGN SECURITIES:
The Equity Growth Fund and Balanced Fund each may invest up to 10 percent of total assets (excluding reserves) in foreign securities. These include nondollar-denominated securities traded outside of the U.S. and dollar-denominated securities of foreign issuers traded in the U.S. (such as ADRs). Such investments increase a portfolio's diversification and may enhance return, but they also involve some special risks, such as exposure to potentially adverse local political and economic developments; nationalization and exchange controls; potentially lower liquidity and higher volatility; possible problems arising from accounting, disclosure, settlement, and regulatory practices that differ from U.S. standards; and the chance that fluctuations in foreign exchange rates will decrease the investment's value (favorable changes can increase its value). These risks are heightened for investments in developing countries, and there is no limit on the amount of the fund's foreign investments that may be made in such countries.

EXCHANGE TRADED FUNDS (ETFs)
These are a type of investment company bought and sold on a securities exchange. An ETF represents a fixed portfolio of securities designed to track a particular market index. The Equity Growth Fund and the Balanced Fund could purchase an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market while awaiting purchase of underlying securities. The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees which increase their costs.

FUND POLICIES
The Funds are subject to investment limitations. If a percentage limitation is satisfied at the time of the investment, a later increase or decrease in the percentage resulting from a change in the value of a Fund's portfolio securities will not constitute a violation. The portfolio manager will determine, based on current market conditions, when to realign the portfolio within its original investment limitations. The Fund may be unable to sell certain securities due to low credit ratings or limited market trading. The following investment limitations may only be changed with respect to a particular Fund by a vote of a majority of the shareholders. This means the affirmative vote of the lesser of (a) 50 percent of the outstanding shares of the Fund, or (b)
67 percent or more of the shares of the Fund present at a meeting if the holders of more than 50 percent of the outstanding shares of the Fund are represented at the meeting in person or by proxy.

THE FUNDS WILL NOT:

1.) 	Issue senior securities

2.)	Borrow money

3.)	Engage in the business of underwriting securities of other
        issuers except to the extent that a Fund may technically be deemed to be an underwriter under the Securities
	Act of 1933 as amended in disposing of investment securities

4.)	Invest more than 25 percent of each respective Fund's total
	assets in any one industry

5.)	Purchase or sell commodities futures contracts or invest in oil,
	gas, or other mineral exploration or development programs; provided, however, this shall not prohibit the Equity Growth Fund, the Balanced Fund, or the Cornerstone Stock Fund from purchasing publicly traded securities of companies engaging in whole or in part in such activities

6.)  	Purchase or sell real estate, except that each Fund may purchase
	securities of issuers which deal in real estate and may purchase securities which are secured by interests in real estate

7.)	Make loans, except that each Fund may purchase or hold debt
	securities in accordance with its investment objectives and policies and may enter into repurchase agreements with respect to obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities

8.)	Invest in companies for the purpose of exercising management or
	control

9.)	Invest in bank obligations having remaining maturities in excess
	of one year, except that
	(1) securities subject to repurchase agreements may have longer maturities and
       	(2) the Bond Fund, the Retirement Income Fund or the Balanced Fund may invest in bank obligations without regard to maturity

10.)	Purchase securities on margin, make short sales of securities or
	maintain a short position

11.)	Invest more than 5 percent of a Fund's total assets in securities
	issued by a company which, together with any predecessor company, has been in continuous operation for fewer than three years

12.)	Acquire any other investment company or investment company
	security except in connection with a merger, consolidation, reorganization or acquisition of assets as outlined in the Investment Company Act of 1940

13.)	Permit the purchase or retention of the securities of any
	issuer if the officers, directors or trustees of the Company, its advisers or managers owning beneficially more than one-half of 1 percent of the securities of such issuer together own beneficially more than 5 percent of such securities

14.)	Commit more than 10 percent of their respective net assets to
	non-liquid securities, including repurchase agreements with maturities longer than seven days, or to securities subject to restrictions on resale

15.)	Purchase the securities of any one issuer, other than the
	U.S. Government or any of its instrumentalities, if immediately after such purchase more than 5 percent of the value of its total assets would be invested in such issuer, except that up to 15 percent of the value of each FUND's total assets may be invested without regard to the 5 percent limitation


16.)	Acquire more than 10 percent of the voting securities of
        any one issuer




MANAGEMENT OF THE FUND
Advance Capital I, Inc. is managed by a Board of Directors. The Directors are responsible for managing the company's business affairs and for exercising all the company's powers except those reserved for the shareholders. Officers and Directors of the Company, their addresses, and principal occupations during the last five years, are as follows:






--------------------------------------------------------------------------------------------------------------------
                                                                                 Number of          Other
                           Position(s)      Year      Principal Occupations     Portfolios          Directorships
Name and Address           & Office(s)     Elected*   During past 5 Years        Overseen           Held**
--------------------------------------------------------------------------------------------------------------------
"INTERESTED" DIRECTOR***
--------------------------------------------------------------------------------------------------------------------
John C. Shoemaker          Director and     1987      President & Director,  	        5             None
One Towne Square           President                  Advance Capital I, Inc.;
Suite 444                                             President, Advance
Southfield, MI  48076                                 Capital Management, Inc.
Age 56
--------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------------------
                                                                                 Number of          Other
                           Position(s)      Year      Principal Occupations     Portfolios          Directorships
Name and Address           & Office(s)     Elected*   During past 5 Years        Overseen           Held**
--------------------------------------------------------------------------------------------------------------------
"NOT-INTERESTED" DIRECTORS
--------------------------------------------------------------------------------------------------------------------
Joseph A. Ahern             Director         1995     President, Attorney and         5             None
3208 E. Breckenridge                                  Partner; Stark, Reagan
Bloomfield Hills, MI  48301                           & Finnerty, P.C.
Age 44
--------------------------------------------------------------------------------------------------------------------
Richard W. Holtcamp         Director         1989     Retired General Manager -       5             None
27 Oyster Rake Lane                                   Marketing, Michigan Bell
Hilton Head Is., SC  29926                            Telephone;  Director of
Age 67                                                Marketing & Consultant,
                                                      Fishburne & Co., Inc.
                                                      (General contractor for
                                                      residential and business
                                                      construction)
--------------------------------------------------------------------------------------------------------------------
Dennis D. Johnson           Director         2000     Retired Chief Operating         5             None
4 Wescott Drive                                       Officer, Belgacom (Ameritech
South Barrington, IL  60010                           International); Management
Age 63                                                Consultant; Vice President -
                                                      Human Resources, Ameritech
                                                      Network Services
--------------------------------------------------------------------------------------------------------------------
Harry Kalajian              Director         1996     Retired Executive Vice          5             None
2401 Eimen Road                                       President - Finance &
Traverse City, MI  49686                              External Affairs,
Age 70                                                Michigan Bell Telephone
--------------------------------------------------------------------------------------------------------------------
Janice E. Loichle           Director         2001     Retired Vice President &         5             None
2445 Polo Place                                       Chief Integration Officer,
Birmingham, MI 48009                                  XO Communications, Inc.
Age 54                                                (formerly NEXTLINK
                                                      Communications); Vice
                                                      President & Chief of Locall
                                                      Exchange Operations, XO
                                                      Communications, Inc.;
                                                      President, NEXTLINK Solutions
--------------------------------------------------------------------------------------------------------------------
Thomas L. Saeli             Director         2000     Vice President - Mergers         5            Noble
1095 Willow Lane                                      and Acquisitions, Lear                        International,
Birmingham, MI 48009                                  Corporation; Vice President,                  Ltd.
Age 45                                                Oxford Investment Group, Inc.
--------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                                                                                 Number of          Other
                           Position(s)      Year      Principal Occupations     Portfolios          Directorships
Name and Address           & Office(s)     Elected*   During past 5 Years        Overseen           Held**
--------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS
--------------------------------------------------------------------------------------------------------------------
Robert J. Cappelli         Vice             1987       President, Advance               5              None
One Towne Square           President                   Capital Services, Inc.;
Suite 444                  and                         Vice President &
Southfield, MI  48076      Treasurer                   Treasurer, Advance
Age 50                                                 Capital I, Inc.

--------------------------------------------------------------------------------------------------------------------
Charles J. Cobb            Vice             1996       Vice President, Advance          5              None
One Towne Square           President                   Capital I, Inc.; Regional
Suite 444                                              Representative, Advance
Southfield, MI  48076                                  Capital Services, Inc.
Age 38

--------------------------------------------------------------------------------------------------------------------
Kathy J. Harkleroad        Secretary        1996       Secretary, Advance               5              None
One Towne Square                                       Capital I, Inc.; Marketing
Suite 444                                              Director, Advance Capital
Southfield, MI  48076                                  Services, Inc.; Director of
Age 49                                                 Client Services, Advance
                                                       Capital Services, Inc.
--------------------------------------------------------------------------------------------------------------------




*There is no set term of office for Directors and Officers. The Independent Directors have adopted a retirement policy, which calls for the retirement of Directors in the year in which they reach the age of 70.
**This column includes only directorships of companies required to register or file reports with the Commission under the Securities Exchange Act of 1934 (that is, "public companies") or other investment companies registered under the 1940 Act.
***Officers of the Funds are "interested persons" as defined in the Investment Company Act of 1940.

The following table shows each Director's beneficial ownership as of December 31, 2001, by dollar range, of equity securities of the Funds. The ranges are as follows: A = none; B = $1-$10,000;
C = $10,001-$50,000; D = $50,001-$100,000; E = over $100,000.

FUND SHARES OWNED BY DIRECTORS AS OF DECEMBER 31, 2001



                             Dollar Range of Fund
                                 Shares Owned                             Aggregate Dollar
                  ------------------------------------------             Range of Shares
Name			Equity     Bond     Balanced   Cornerstone		Owned in all Funds
----------------------------------------------------------------------------------------------------
Joseph Ahern          C       A           A           C                        D
Richard Holtcamp      C       A           D           B                        E
Dennis Johnson        C       A           A           C                        C
Harry Kalajiian       C       A           C           A                        C
Janice Loichle        E       A           D           E                        E
Thomas Saeli          C       A           A           C                        D
John Shoemaker        E       D           E           E                        E



Only the "not-interested" Directors are paid compensation from the Funds for their service as Directors. Directors are also reimbursed for expenses incurred in attending the meetings. The Funds pay annual fees of $3,500 to Directors, plus $400 for each Board of Directors meeting attended. No pension or retirement benefits are accrued as part of fund expenses. The Fund did not offer its Directors any pension or retirement benefits during or prior to the fiscal year ended December 31, 2001. The following table provides information regarding the compensation of the independent Directors for the year ended December 31, 2001.


                          COMPENSATION TABLE

			Aggregate Compensation	    Total Compensation
Name of Director	     from Funds		      from Funds
-----------------------------------------------------------------------
Joseph A. Ahern              $4,800             $4,800
Richard W. Holtcamp          $4,800             $4,800
Dennis D. Johnson            $4,800             $4,800
Harry Kalajian               $4,800             $4,800
Janice E. Loichle            $4,300             $4,300
Thomas L. Saeli              $4,800             $4,800

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES


CONTROLLING PERSONS
As of April 4, 2002, no individual owned of record or beneficially 25 percent or more of any Class of stock or, in any other manner, represents a controlling interest in the company.

PRINCIPAL HOLDERS OF SECURITIES
As of April 4, 2002, no individual owned of record or beneficially 5 percent or more of the outstanding shares of a particular class of Shares of the Company.

PRINCIPAL HOLDERS OF SECURITIES (DIRECTORS AND OFFICERS)
As of April 4, 2002, all directors and officers as a group owned
83,448 Class A Shares (1.5%), 7,745 Class B Shares (0.1%), 28,026
Class C Shares (0.2%) and 91,235 Class F Shares (1.3%).



INVESTMENT ADVISORY AND OTHER SERVICES

INVESTMENT ADVISER AND SUB-ADVISOR
Advance Capital Management, Inc. serves as Investment Adviser to the Funds. Under Asset Manager's Agreements, signed December 21, 1993 and December 17, 1993, T. Rowe Price Associates, Inc.
("T. Rowe Price"), has been hired as a Sub-Adviser to the Equity Growth and Balanced Funds. These agreements were approved at a Special Meeting of Shareholders on October 28, 1993. The principal business address of Advance Capital Management, Inc.
is in Southfield, Michigan. T. Rowe Price is a wholly-owned subsidiary of T. Rowe Price Group, Inc., a publicly-traded financial services holding company. Its principal business address is in Baltimore, Maryland. Subject to the general supervision of the Company's Directors and in accordance with each Fund's investment objectives and policies, the Investment Adviser continually conducts investment research and furnishes an investment program for each of the Funds and the Company, is responsible for the purchase and sale of each Fund's portfolio securities and maintains the Company's records relating to such purchases and sales.

The Investment Advisory Agreement provides that the Investment
Adviser shall not be held liable for any error of judgment or mistake of law or for any loss suffered by the Company in connection with the performance of the Investment Advisory Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad-faith, or gross negligence on the part of the Investment Adviser in the performance of their duties or from reckless disregard by them of their duties and obligations thereunder.

The Investment Adviser has agreed to pay certain expenses, including the fees associated with hiring of a Sub-Adviser, incurred in connection with its activities under the Investment Advisory Agreement other than the cost of securities, including brokerage commissions, purchased for the Company. Specifically, the Investment Adviser will pay for (a) the salaries and employment benefits of all its employees who are engaged in providing these services, (b) adequate office space and suitable office equipment for such employees, (c) all telephone and postage costs relating to such functions.

For services provided and expenses assumed pursuant to the Investment Advisory Agreement, the Investment Adviser receives a fee, computed daily and paid monthly, at the annual rate of .7 percent of the average daily net assets for the Equity Growth and the Balanced
Funds up to 200 million dollars and .55% on average daily net assets over 200 million dollars, .4 percent of the average daily net assets of the Bond Fund and Cornerstone Stock Fund and .5 percent of the average daily net assets up to 200 million dollars for the Retirement Income Fund and .4% on average daily net assets over 200 million dollars. The Sub-Advisory Agreements do not provide for any increase in the level of fees payable by the Company. For its services, the Sub-Adviser is paid a fee by the Investment Adviser, payable over the same time periods and calculated in the same manner as the investment advisory fee, of .2 percent on the average daily net assets up to 100 million dollars and .15% on average daily net assets over 100 million dollars of the Equity Growth Fund and of that portion of the Balanced Fund so designated by the Investment Adviser to be invested in common stocks. From time to time, as it may deem appropriate in its sole discretion, the Investment Adviser may waive a portion or all of its advisory fee.

If the expenses borne by any Fund in any fiscal year exceed expense limitations imposed by applicable state regulations, Advance Capital Management, Inc. will reimburse the Company for a portion of any such excess to the extent required by such regulations up to the amount of fees payable to it or it may effect such reimbursement regardless of the fees payable to it. Such amount, if any, will be estimated, reconciled and paid on a monthly basis.

12B-1 AND DISTRIBUTION PLAN
Expenses of the Company may include distribution-related expenses which the Company is permitted to bear under a Plan of Distribution complying with the provisions of Rule 12b-1 under the Investment Company Act of 1940. Such Plan was approved by the Board of Directors, including a majority of the Directors who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of the Plan. Under the Plan, up to .25% of each Fund's average daily net assets, for any fiscal year, may be expended for preparation, reproduction, and distribution of sales literature and prospectuses used for sales purposes; public relations and communications with investors and prospective investors; and compensation of sales personnel.

Under the Distribution Agreement, each Fund is authorized to reimburse the Distributor for its activities (which are the same as those authorized by the Plan) on behalf of each Fund on a monthly basis, provided that any payment by a Fund to Distributor, together with any other payments made by such Fund pursuant to the Plan, shall not exceed .02083 percent of its average daily net assets for the prior month (.25 percent on an annualized basis).

The plan was initially approved on July 17, 1987, by the Directors of the Company, including a majority of the Directors who were "not-interested" persons (as defined in the 1940 Act) of the Company and who had no direct or indirect financial interest in the operation of the Plan or in any agreement related to the Plan (the Qualified Directors). In approving the Plan, the Directors determined that the Plan was in the best interest of the shareholders of each Fund. At the first Annual Meeting of Shareholders held on July 22, 1988 for the shareholders of the Equity Growth, Bond and Balanced Funds and July 23, 1993 for the shareholders of the Retirement Income Fund, the Plan of Distribution was approved. A modification of the plan to reduce the aggregated fees charged under the plan to ..25 percent annually, was approved by the Board of Directors on April, 24, 1992. During the fiscal year ended December 31, 2001, the Company paid or accrued distribution expenses of $312,674, $254,839, $563,779, $514,240, $158,839 and for the Equity Growth, Bond, Balanced, Retirement Income and Cornerstone Stock Funds, respectively, the Company's distributor, Advance Capital Services, Inc.


ADMINISTRATOR AND TRANSFER AGENT
Advance Capital Group, Inc., located at One Towne Square, Suite 444, Southfield, Michigan, 48076, serves as the Company's Administrator
and Transfer Agent.   Under the Administration and Transfer Agent
Agreement, Advance Capital Group, Inc. as Administrator agrees to maintain office facilities for the Company, furnish the Company with statistical and research data, clerical, accounting, and bookkeeping services, and certain other services required by the Company, and to compute the net asset value, net income and realized capital gains or losses, if any, of the respective Funds. The administrator prepares semi-annual reports to the Securities and Exchange Commission, prepares federal and state tax returns, prepares filings with the state commissions, maintains financial accounts and records and generally assists in all aspects of the Company's operations.
Advance Capital Group, Inc., acting in its capacity as Transfer Agent, arranges for and bears the cost of processing share purchase and redemption orders, maintains shareholder record accounts and serves as dividend disbursing agent, with duties involving calculation of dividends and capital gains distributions, issuing dividend and capital gains payment records. The Transfer Agent is also responsible for preparing and mailing to shareholders periodic account statements, federal tax information, daily confirmations of transactions in Fund shares. In addition, the Transfer Agent will respond to telephone and mail inquiries concerning the status of shareholder accounts.

CUSTODIAN
Fifth Third Bank, located at 38 Fountain Square Plaza, Cincinnati,
Ohio 45263, is "Custodian" of the Company's assets. Under the custodian agreement, Fifth Third has agreed to a) maintain separate accounts in the name of the Company; b) make receipts and disbursements of money on behalf of the Company; c) collect and receive all income and other payments and distributions on account of the Company's portfolio securities; d) respond to correspondence from securities brokers and others relating to its duties; e) maintain certain financial accounts and records; f) make periodic reports to the Company's Board of Directors concerning the Company's operations.
Under the custodian agreement, Custodian is entitled to monthly fees for furnishing custodial services and is entitled to reimbursement for its out of pocket expenses in connection with the above services.

INDENPDENT ACCOUNTANTS
PricewaterhouseCoopers LLP, with offices at 203 North LaSalle Street, Chicago, Illinois 60601 serves as independent accountants for the Company. The financial highlights and financial statements of the Company included in the Prospectus and Statement of Additional Information, respectively, have been audited by PricewaterhouseCoopers LLP, whose report is also included herein.


COUNSEL
Butzel Long, 150 West Jefferson, Suite 900, Detroit, Michigan 48226, acts as counsel to the Company.


PORTFOLIO TRANSACTIONS
The Investment Adviser and Sub-Adviser are responsible for, make decisions with respect to, and place orders for all purchases and sales of portfolio securities.

Transactions on U.S. stock exchanges involve the payment of negotiated brokerage commissions. On exchanges on which commissions are negotiated, the cost of transactions may vary among different brokers.

Transactions in the over-the-counter market are generally principal transactions with dealers and the costs of such transactions involve dealer spreads rather than brokerage commissions. With respect to over-the-counter transactions, the Company, where possible, will deal directly with the dealers who make a market in the securities involved, except in those circumstances where better prices and execution are available elsewhere.

The Investment Advisory Agreement between the Company and the Investment Adviser and the Asset Manager's Agreement between the Investment
Adviser and the Sub-Adviser, both provide that, in executing portfolio transactions and selecting brokers or dealers, the Investment Adviser and Sub-Adviser will seek to obtain the best net price and the most favorable execution. The Investment Adviser and Sub-Adviser will consider factors deemed relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any for the specific transaction and on a continuing basis. In addition, the Investment Advisory Agreement authorizes the Investment Adviser, to the extent permitted by law and subject to the review of the Company's Board of Directors, from time to time, with respect to the extent and continuation of this policy, to cause any of the Funds to pay a broker-dealer which furnishes brokerage and research services at a higher commission than that which might be charged by another broker-dealer for effecting the same transaction. This is allowed when the Investment Adviser determines, in good faith, that such commission is reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either the particular transaction or the overall responsibilities of the Investment Adviser, to the accounts to which it exercises investment direction. Such brokerage and research services may consist of reports and statistics on specific companies or industries, general summaries of groups of stocks and their comparative earnings, yields or broad overviews of the stock market and the economy.

Supplementary research information so received is in addition to and not in lieu of services required to be performed by the Investment Adviser or Sub-Adviser and does not reduce the investment advisory fee payable to the Investment Adviser by the Company. Such information may be useful to the Investment Adviser or Sub-Adviser in servicing both the Company and other clients, and, conversely, supplemental information obtained by the placement of business of other clients may be useful to the Investment Adviser or Sub-Adviser in carrying out its obligations to the Company.

The Company has authorized the Investment Adviser to place brokerage orders with some brokers who distribute the Company's Shares. The Investment Adviser will do so only when it reasonably believes that the commissions and the transaction quality are comparable to that available from other qualified brokers.

Portfolio securities will not be purchased from, or sold to, the Investment Adviser, the Sub-Adviser, the Distributor or any affiliated person of any of them (as such term is defined in the 1940 Act) acting as principal, except to the extent permitted by the Securities and Exchange Commission.

PORTFOLIO TURNOVER
Portfolio Turnover is the practice by mutual funds of buying and selling securities within funds. Before investing in a mutual fund, you should review its portfolio turnover rate for an indication of the potential effect of these transaction costs on the fund's future returns. Typically, the greater the volume of buying and selling by the fund, the greater the impact that brokerage commissions and other transaction costs will have on its return. Also, funds with high portfolio turnover rates (100% or more) may be more likely than low-turnover funds to generate capital gains that must be distributed to shareholders as taxable income. The average turnover rate for all domestic stock funds is about 80 percent.


CAPITAL STOCK AND OTHER SECURITIES
Advance Capital I, Inc. shares are currently classified into five classes of shares, each representing interest in one of five separate investment portfolios. Class A common shares represent interests in the Equity Growth Fund, Class B common shares represent interests in the Bond Fund, Class C common shares represent interest in the Balanced Fund, Class E common shares represent interests in the Retirement Income Fund, and Class F common shares represent interests in the Cornerstone Stock Fund.

Each share is entitled to such dividends and distributions out of the income earned on the assets belonging to such Fund as are declared at the discretion of the Board of Directors.

Shareholders are entitled to one vote for each full share held, and fractional votes for fractional shares held, and will vote in the aggregate and not by class, except as otherwise expressly required by law, or when the matter to be voted upon affects only the interest of the shareholders of a particular class. At such time, shares of capital stock of the Company shall be voted by individual class and only shares of capital stock of the respective class or classes affected by a matter shall be entitled to vote on such a matter. The approval of an investment company agreement or any change in a fundamental investment policy would be effectively acted upon with respect to a Fund only if approved by a majority of the outstanding shares of such Fund. Also, the ratification of the appointment of independent public accountants, the approval of principal underwriting contracts, and the election of directors may be effectively acted upon by shareholders without regard to class.

Shares have no preemptive rights and only conversion or exchange rights as the Board of Directors allows. When issued for payment, the Company's shares will be fully paid and non-assessable. In the event of a liquidation or dissolution of the Company or an individual Fund, shareholders of a Fund are entitled to receive the assets available for distribution belonging to the particular Fund, and a proportionate distribution of any general assets of the Company not belonging to any particular Fund which are available for distribution.

The Board of Directors is authorized, with shareholder approval, to
(a) sell all assets of a Fund at net asset value for consideration involving cash or securities and transfer to another management investment company (b) sell and convert the Fund's assets into cash and cause all shares of the Fund to be redeemed at net asset value
(c) combine the assets belonging to a Fund with the assets belonging to another Fund as long as the Board of Directors determines that such combination will not have a material adverse effect on shareholders of any Fund participating in such combination.

PERSONAL INVESTMENT ACTIVITIES
Advance Capital I, Inc. (the Funds), Advance Capital Group, Inc., Advance Capital Management, Inc. and Advance Capital Services, Inc. operate under a Code of Ethics (the Code) which applies to all Directors, Officers and employees of Advance Capital. The Code permits these persons to invest in securities for their own accounts. Certain persons are required to obtain written approval from the Compliance Officer of the Funds prior to the purchase or sale of a security.
The Code of Ethics is on file with the Securities and Exchange Commission. You may receive a copy of the Code by calling the Commission at (800) SEC-0330.


PURCHASE AND PRICING OF SHARES
Shares may be purchased in any of the Funds by completing an Application to Purchase Shares. The Application and a check made payable to Advance Capital I, Inc. can be mailed to the Southfield, MI address located on the cover of this Statement.

Securities are valued at market value, or if a market quotation is not readily available, at their fair market value. The net asset value is calculated by adding up the total assets of the Fund, subtracting all of its liabilities, or debts, and then dividing by the total number of Fund shares outstanding.

                                 Total Assets - Total Liabilities
            Net Asset Value = -------------------------------------
                                  Number of Shares Outstanding

TAXATION OF THE FUND
The Internal Revenue Code of 1986 treats each Fund in a series mutual fund as a separate corporation. Each Fund intends to qualify each year as a "regulated investment company" under Subchapter M on the Internal Revenue Code of 1954. The company intends to distribute to shareholders of each Fund all capital gains and income earned.

Unless otherwise exempt, shareholders are required to pay federal income tax on any dividends and other distributions received.
This applies whether dividends are received in cash or as additional shares. Information on the tax status of dividends is provided annually.

At the time of your purchase, the Fund's net asset value may reflect undistributed income or capital gains or unrealized appreciation of securities held by the Fund. A subsequent distribution to you of such amounts, although constituting a return of your investment, would be taxable as described above.


PERFORMANCE INFORMATION

AVERAGE ANNUAL TOTAL RETURN
From time to time, each Fund may state its total return in advertisements and other types of literature. Any statements of total return performance data will be accompanied by information on the Fund's average annual compounded rate of return over the most recent 1, 5 and 10 year periods or life of the Fund.

Each Fund's average annual compounded rate of return is based on a hypothetical $1,000 investment that includes capital appreciation and depreciation during the stated periods. The following formula will be used for the actual computations:

				P(1+T)n = ERV

Where: P = a hypothetical initial purchase order of $1,000 from which the maximum sales load (0) is deducted.

		T = 	average annual total return
		n =	number of years
		ERV= 	redeemable value of the hypothetical $1,000
			purchase at the end of the period

Aggregate total return is calculated in a similar manner, except that the results are not annualized.

AVERAGE ANNUAL TOTAL RETURN (After Taxes on Distributions)

Each Fund's average annual compounded rate of return after taxes on distributions is based on a hypothetical $1,000 investment that includes capital appreciation and depreciation during the stated periods. The following formula will be used for the actual computations:

				P(1+T)n=ATVD

Where: P=a hypothetical initial purchase order of $1,000 from which the maximum sales load (0) is deducted:

            T =   average annual total return (after taxes on
                  distributions)
            n =   number of years
            ATVD= ending value of the hypothetical $1,000 purchase
                  at the end of the period after taxes on distributions but not after taxes on redemptions

AVERAGE ANNUAL TOTAL RETURN (After Taxes on Distributions and Redemptions)

Each Fund's average annual compounded rate of return after taxes on distributions is based on a hypothetical $1,000 investment that includes capital appreciation and depreciation during the stated periods. The following formula will be used for the actual computations:

				P(1+T)n=ATVDR

Where: P=a hypothetical initial purchase order of $1,000 from which the maximum sales load (0) is deducted:

            T =    average annual total return (after taxes on
                   distributions and redemption)
            n =    number of years
            ATVDR= ending value of the hypothetical $1,000 purchase at the end of the period after taxes on distributions and redemptions

The performance of each of the Funds, as shown below, is the average annual return for the Funds for the periods listed. Security prices fluctuate during the period covered and past results should not be considered representative of future performance.



                          AVERAGE ANNUAL RETURN

                                                   1 Year     5 Years      10 Years   Life of Fund
Bond Fund                                           8.87%      5.84%         6.43%      7.39% *
     After taxes on distributions                   6.00%      2.97%         3.59%      4.65%
     After taxes on distributions & redemptions     5.36%      3.23%         3.74%      4.71%
Retirement Income Fund                              7.95%      6.04%          N/A       7.13%
     After taxes on distributions                   5.03%      3.09%          N/A       4.05%
     After taxes on distributions & redemptions     4.80%      3.35%          N/A       4.16%
Balanced Fund                                      -1.58%      9.88%         9.76%      9.12% **
     After taxes on distributions                  -2.71%      8.21%         8.21%      7.41%
     After taxes on distributions & redemptions    -0.97%      7.38%         7.44%      6.86%
Cornerstone Stock Fund                            -18.72%       N/A           N/A      -4.08%
     After taxes on distributions                 -18.77%       N/A           N/A      -4.12%
     After taxes on distributions & redemptions   -11.40%       N/A           N/A      -3.25%
Equity Growth Fund                                -15.41%     13.22%        11.70%      9.83% ***
     After taxes on distributions                 -15.41%     12.45%        10.98%      8.77%
     After taxes on distributions & redemptions    -9.38%     11.09%         9.86%      8.02%




*The investment objectives of the Bond Fund changed on March 9, 1999.

**Effective December 29, 1993, T. Rowe Price Associates, Inc. became the investment sub-adviser with the primary responsibility for the daily equity security investment decisions for the Balanced Fund.

***Effective December 29, 1993, the investment objectives of the Equity Growth Fund were changed by shareholder vote and T. Rowe Price Associates, Inc. became the investment sub-adviser with the primary responsibility for the daily security investment decisions.

YIELD QUOTATION
Based on a 30 day (or one month ) period ended on the date of the most recent balance sheet included in the registration statement, the Fund's yield is calculated by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period, according to the following formula:

			YIELD  = 	2(a-b/cd +1)6 - 1


Where:
a     =     dividends and interest earned during the period
b     =     expenses accrued for the period (net of reimbursements)
c     =     the average daily number of shares outstanding during
            the period that were entitled to receive dividends
d     =     the maximum offering price per share on the last day
            of the period



FINANCIAL STATEMENTS
The following is attached:


(1) Annual Report for year ended December 31, 2001. The annual report includes: Investment Performance, Financial Highlights, Portfolio of Investments, Statements of Assets and Liabilities, Statement of
Operations, Statement of Changes in Net Assets, Notes to Financial Statements, the Independent Accountants' Report and Additional Information.

ADVANCE CAPITAL I INC.

ANNUAL REPORT

AN INVESTMENT COMPANY WITH
FIVE FUNDS


December 31, 2001

                 TABLE OF CONTENTS
---------------------------------------------------

                                               PAGE

A Letter to Our Shareholders. . . . . . . . . .  1
Investment Performance. . . . . . . . . . . . .  3
Financial Highlights. . . . . . . . . . . . . . 13


PORTFOLIO OF INVESTMENTS

Equity Growth Fund. . . . . . . . . . . . . . . 18
Bond Fund . . . . . . . . . . . . . . . . . . . 23
Balanced Fund . . . . . . . . . . . . . . . . . 29
Retirement Income Fund. . . . . . . . . . . . . 41
Cornerstone Stock Fund. . . . . . . . . . . . . 49

Statement of Assets and Liabilities . . . . . . 51
Statment of Operations. . . . . . . . . . . . . 52
Statement of Changes in Net Assets. . . . . . . 53
Notes to Financial Statements. .  . . . . . . . 56
Report of Independent Accountants . . . . . . . 60
Additional Information. . . . . . . . . . . . . 61

Dear Shareholders,

     What began as a year filled with high hopes of a rebound in equities ended with the horrendous terrorist attacks on the World Trade Center and the Pentagon, a war in Afghanistan and the world's largest bankruptcy. We also faced a recession and volatile financial markets. This past year taught us that peace has a price and economic prosperity is not assured.
We now face an uncertain economic environment and the potential for escalating military action throughout the world.

     On the domestic front, the implosion of the technology sector continues to have a profound impact on economic activity. A few years ago the potential for huge profit in this sector led to easy access to capital, a massive over expansion and unrelenting stock market hype. This scenario is strikingly similar to the build-out of the railroad industry and the subsequent implosion in its stock early in the last century. The tech sector, particularly the Internet and telecommunication companies, already endured a wave of bankruptcies, two consecutive years of plunging stocks and a significant slide in profits. It is hard to find a sector of the economy not impacted by the technology fallout. Demand for computer networking equipment has fallen sharply along with that for fiber optic equipment and supplies. Personal computer makers have had to slash prices to reduce inventories while corporations have been reluctant to upgrade technology and consumers are holding their cash. Other sectors have also suffered. Retailers had to offer deep discounts to lure holiday shoppers into stores in order to bring inventory down to manageable levels. The big three auto companies resorted to zero percent financing to entice customers into showrooms. They have also announced thousands of layoffs and plant closings as further consequences of continued economic weakness. The housing market has been the lone bright spot. Low interest rates and still-moderate unemployment have allowed individuals to refinance existing loans or purchase new homes at favorable rates.

     The soft economy produced volatility in the financial markets and unprecedented action by the Federal Reserve Board. The Fed cut short term interest rates 11 times over the past year to a level not reached in 40 years. To date, this action has merely cushioned the slide rather than invoked any significant economic stimulus. Although further rate cuts are possible and Congress is still contemplating an economic stimulus package, there is no quick fix. Businesses need time to pare down inventory, cut production and slash payrolls to meet lower demand. At the same time, consumers have too much debt and must begin to pay down or refinance.

     As this scenario unfolded, equities suffered and fixed income securities flourished. The Standard & Poor's 500 Index declined by 11.9 percent while the tech-heavy NASDAQ 100 Index fell 32.7 percent in 2001. This marked the second consecutive year of double-digit declines in both indices. While equities faltered, investment grade corporate bonds, as measured by the Lipper A-rated Index, returned 7.8 percent (including interest). The high yield (junk) sector remained a two-tiered market. Better quality junk bonds returned 8 to 11 percent (including interest and depending on which index you use as a measure). Lower rated junk bonds, as indicated by Merrill Lynch High Yield Master Index, returned only about 2.6 percent (including interest). The much maligned high yield telecommunications sector had major losses as several companies went bankrupt during the year. On the other end of the credit spectrum, a typical 30-year Treasury security returned about 3.6 percent (including interest). The Treasury

Department's decision to stop issuing 30-year bonds produced tremendous volatility and sub par total returns for these securities in 2001.

     Through the market's volatility, the performance of each of the Advance Capital I Funds was consistent with its objectives. Each Fund produced a return similar to or better than its respective benchmark for the year. The Equity Growth Fund declined 15.4 percent for the year while the Lipper Mid Cap Growth Index fell 21.1 percent. The Balanced Fund with its 60-40 mix of stocks and bonds, declined 1.5 percent compared to a 3.2 percent drop in the Lipper Balanced Fund Index. The Cornerstone Stock Fund decreased 18.7 percent compared to the 23.9 percent fall in the Lipper Large-Cap Growth Index. The Bond and Retirement Income Funds returned 8.9 and 8.0 percent, respectively, compared to the Lipper BBB-Rated Fund Index return of 7.5 percent.

     Today, investors face conflicting economic signals. There are positive signs that indicate a near-term economic recovery is developing, while pending congressional hearings into the Enron mess have put corporate executives, stockholders and bondholders on high alert. Several large corporations have now announced restated prior earnings or potential conflicts of interest. These scandals add risk and volatility to both stocks and bonds. In light of these uncertainties, we remind ourselves and our shareholders to focus on the long term nature of investing and the need for a well-diversified portfolio. Our investment philosophy begins with proper diversification for all client portfolios. Many investors initially seek our advice after they have experienced firsthand the financial devastation that can result from holding a non-diversified portfolio. The employees and retirees who held a large portion of their retirement assets in Kmart or Enron stock experienced significant financial losses because they had not followed the principle of diversification. Whether retired or still working, appreciating the importance of proper diversification is a key to building a successful long-term retirement portfolio.

     At December 31, 2001, the five Advance Capital I, Inc. Funds held just over $737 million in total assets, about 9 percent more than the prior year. Intelligent investment decisions, broad diversification and control of costs are the building blocks of our philosophy. We fully expect this will continue to serve our investors well over time. We thank you for your continued confidence and look forward to providing you with service and results designed to meet or exceed your long term investment objectives. If you have questions or if we may be of service, please call us. We appreciate the opportunity to answer your questions or to discuss financial or investment matters that may be of interest to you. Our toll-free number is (800) 345-4783.

Sincerely,




/s/  Christopher M. Kostiz                      /s/ John C. Shoemaker

Christopher M. Kostiz                           John C. Shoemaker
Sr. Portfolio Manager                           President



February 15, 2002

Investment Performance

ADVANCE CAPITAL I, INC. IS AN OPEN-END, DIVERSIFIED MANAGEMENT INVESTMENT COMPANY OFFERING INVESTMENT OPPORTUNITIES IN FIVE MUTUAL FUND PORTFOLIOS.


	2001 FUND RESULTS

Equity Growth             -15.4%
Balanced                   -1.6%
Bond                        8.9%
Retirement Income           8.0%
Cornerstone Stock         -18.7%




     The accompanying comments are intended to help investors evaluate the dynamics of mutual fund performance. The charts and tables that follow show the average annual return of each Fund as well as selected measures of general stock and bond market returns. The Consumer Price Index (CPI) is also shown to illustrate the impact inflation has on investment returns.

     The historical figures for the Equity Growth Fund begin
January 1, 1994.  The Bond Fund's investment objectives changed on
March 9, 1999.  The historical figures reflect the past 10 years.
The figures for the life of the Balanced Fund reflect the past 10 years. The Retirement Income Fund figures begin on January 1, 1993, the start date for the Fund. Figures for the Cornerstone Stock Fund begin on December 17, 1998, the start date for the Fund.



The Equity Growth Fund in 2001

THE ADVANCE CAPITAL I EQUITY GROWTH FUND SEEKS LONG-TERM GROWTH OF CAPITAL BY INVESTING PRIMARILY IN COMMON STOCKS OF SMALL AND MID-SIZED COMPANIES.

TOP FIVE INDUSTRIES
Computer Software        11.9%
Semiconductor             7.7%
Retail Store              7.0%
Broadcasting/Cable TV     6.4%
Financial Services        6.1%


     The Equity Growth Fund declined 15.4 percent in 2001 while the
S&P 400 Mid Cap Index declined 0.6 percent and the Lipper Mid Cap Growth Index declined 21.1 percent. The accompanying graph shows the cumulative performance of the Equity Growth Fund, the Lipper Mid Cap Growth Index, the S&P 400 Mid Cap Index and the Consumer Price Index (CPI) since the beginning of 1994.

     The precipitous drop in economic growth throughout the year weighed heavily on equity securities. Since the second half of 2000, the Gross Domestic Product (GDP) has expanded by less than 2 percent each quarter.
GDP declined 1.1 percent in the third quarter, which prompted the National Bureau of Economic Research to officially declare the economy in a recession since March 2001. As growth slipped during the year, the Federal Reserve Board aggressively lowered short term interest rates. The benchmark Fed Funds rate, which began the year at six percent, ended the year at just under two percent. Although short term interest rates hit a 40-year low, the effort to stimulate growth by the Fed has done little to curb the economic slide or entice business to utilize cheap capital for expansion.

     Technology remained one of the hardest hit and most discussed sectors during the year. The bursting of the technology bubble since early 2000 has sapped demand for the majority of technology based products, especially data, voice and broadband capacity. Many promising business ventures, once able to obtain quick capital to build fiber networks, faced a very different environment in 2001. The industry became saturated with retail supply while consumer and business demand weakened. As a result, retail prices collapsed along with the stock price for many wire-line companies. Facing a mountain of debt, very little access to new capital and a weak pricing environment forced industry consolidation and bankruptcies in this sector. The flow-through effect depressed demand in other technology sectors such as computer networking equipment, fiber optic components and peripheral equipment.

     For the year, the NASDAQ Composite Telecommunication Index fell
50 percent while the Computer Index was off about 20 percent. While technology languished, finance, bank and transportation stocks were the top performers in the mid cap growth sector. The Equity Growth Fund remained diversified between industries and issuers during the turbulent market. The flexibility of the Fund to take advantage of market conditions produced a total return for the year that was better than the category average.

     Today, the recession has added significant volatility and pressure to the equity markets. After dropping almost 20 percent immediately after the terrorist attacks on September 11, stock indices have recouped most of the post-attack losses. The attacks, however, have left investors with a great deal of uncertainty in the direction of the economy. Rising unemployment, stagnating manufacturing and fickle consumer spending suggest continued poor corporate earnings and below average stock returns. On the other hand, a low interest rate environment combined with falling taxes should eventually ignite consumer and business spending. The latter scenario would bode well for higher economic growth and rising stock values. The Equity Growth Fund's diversified structure and prudent management style should prove beneficial as market sentiment vacillates.


[EDGAR REFERENCE - LIPPER MID CAP GROWTH, EQUITY GROWTH, S & P 400 MID CAP AND CPI INDEX LINE CHART FOR 1994-2001]




     AVERAGE ANNUAL RETURNS FOR PERIODS ENDED DECEMBER 31, 2001

                                 PAST 1         PAST 5         LIFE OF
                                  YEAR           YEARS           FUND
                                --------       --------        --------
Equity Growth Fund *            -15.41%         13.22%          14.23%
S&P 400 Mid Cap Index            -0.60%         15.96%          15.40%
Lipper Mid Cap Growth Index     -21.10%          7.63%          10.85%
Consumer Price Index (CPI)        1.55%          2.18%           2.42%

Past performance should not be used to attempt to predict future performance.

*The investment objectives and policies of the Equity Growth Fund were changed at the end of 1993 and T. Rowe Price Associates was added as sub-investment advisor to the Fund at that time. The Life of Fund figures reflect results since that change.

The Bond Fund in 2001


THE ADVANCE CAPITAL I BOND FUND SEEKS TO PROVIDE INVESTORS WITH CURRENT INCOME AND PRESERVATION OF CAPITAL BY INVESTING AT LEAST 80 PERCENT IN CORPORATE OR U.S. GOVERNMENT BONDS AND AS MUCH AS 45 PERCENT IN LOWER-RATED HIGH-YIELDING INSTRUMENTS.

       AS OF 12/31/01

Average Maturity           13 Years
Average Quality                 BBB
Average Duration          7.4 Years
Size                   $114 Million


     The Bond Fund returned 8.9 percent for the year, compared to the Lipper BBB Bond Index which returned 7.5 percent. The Bond Fund's return represents 7.2 percent from income distributed to shareholders and a 1.7 percent increase in share price. The accompanying graph shows the cumulative performance of the Bond Fund, the Lipper BBB-Rated Fund Index and the Consumer Price Index (CPI) since the Fund changed investment objectives on March 9, 1999.

     The fixed income market benefited from declining U.S. economic growth and an overall weakness in equity securities. As the year progressed, mounting evidence suggested the U.S. economy was headed for a recession. Bloated corporate inventories combined with weak end-user demand forced manufacturers to lay off thousands of workers to reduce operating expenses and conserve cash. The unemployment rate, which hit a low of 3.9 percent in April 2000, surged to almost 6 percent by year end 2001. Rising fear of additional corporate layoffs led consumers to curb their spending habits which further dampened economic growth. As consumer demand eased, manufacturing activity continued to slide. Through December, manufacturing activity had declined in 13 of the previous 14 months, which marked the longest streak since the early 1980s.

     As the wheels came off the economy and the stock market sank to new lows, the Fed attempted to revive economic activity by cutting interest rates 11 times in 12 months. This unprecedented action pushed the Fed Funds rate from a high of 6 percent in January to 1.75 percent by December. So far, these low rates have not produced the desired impact on economic growth.
Corporations remain hesitant to increase debt to fund new projects or expand operations in a languishing economy. In addition, confidence among corporate executives has eroded after well-publicized corporate bankruptcies from Enron and Kmart.

     In the declining interest rate environment, most fixed income securities prospered. For the year, high quality investment grade bonds and top tier high yield bonds were the best performers. Lower rated high yield bonds suffered a bit from a lack of investor confidence as many lowered rated telecommunication companies went bankrupt. For the year, the Lipper A-Rated Bond Fund Index returned 7.8 percent while the Lipper High Yield Index, which includes weaker rated credits, declined about 1 percent. Thirty year Treasury Bonds returned, on average, about 3.6 percent for the year amid tremendous market volatility.

     Looking ahead, both the Consumer Price Index and Producer Price Index indicate minimal inflationary pressures on the economic horizon. A competitive business environment has kept a lid on prices while consumer demand is relatively steady. The potential stimulative impact of lower income taxes and record low interest rates, however, could potentially revive inflation and growth in the latter half of 2002. This possibility sent the treasury market into a tailspin late last year. The 30 year treasury bond yield dove to 4.8 percent in mid November, snapped back to 5.6 percent in early December, then sank to 5.4 percent by year end. If significant economic growth returns, inflation will most likely increase. In a rising interest rate environment, longer maturing investment grade bonds would suffer while high yield bonds should perform better.

     The Bond Fund remains diversified with over 150 issues split between 12 separate industry categories. During the year, the portfolio manager invested in mortgage-backed securities as a defensive measure against volatile interest rates. The high yield portion of the Fund continues to focus on better quality names which are leaders in their industry. Although the high yield telecommunication industry was one of the worst performing sectors last year, the Bond Fund held only a few troubled names in this sector. At December 31, the Bond Fund held approximately 24 percent of its assets in high yield bonds, 70 percent in investment grade bonds and 6 percent in mortgage-backed securities. The overall maturity of the Fund is about 13 years and average quality is BBB. If inflation perks up or economic growth continues to slide, the Fund's allocation of long investment grade bonds along with better quality high yield bonds should continue to produce stable income and a competitive investment return.



[EDGAR REFERENCE - LIPPER BBB, BOND FUND AND CPI INDEX LINE CHART
FOR 1999-2001]



AVERAGE ANNUAL RETURNS FOR PERIODS ENDED DECEMBER 31, 2001

                                PAST 1          PAST 5           PAST 10
                                 YEAR            YEARS            YEARS
                                -----           ------           --------
Bond Fund *                     8.87%            5.84%             6.44%
Lipper BBB-Rated Fund Index     7.45%            6.02%             6.92%
Consumer Price Index (CPI)      1.55%            2.18%             2.51%


Past performance should not be used to attempt to predict future performance.

* The investment objectives of the Bond Fund changed on March 9, 1999 by a majority vote of outstanding shares. Returns for Past 5 Years and Past 10 Years incorporate prior investment objectives.

THE BALANCED FUND IN 2001


THE ADVANCE CAPITAL I BALANCED FUND SEEKS TO PROVIDE CAPITAL APPRECIATION, CURRENT INCOME AND PRESERVATION OF CAPITAL BY INVESTING IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS AND BONDS.



           AS OF 12/31/01

Bonds                           38%
Small Stocks                    22%
Large Stocks                    40%
Size                   $233 Million

	The Balanced Fund decreased 1.6 percent in 2001 while the Lipper Balanced Index decreased 3.2 percent. The accompanying graph illustrates the cumulative performance of the Balanced Fund, the Lipper Balanced Index and the Consumer Price Index (CPI) since December 31, 1991. The investment objectives and policies of the Fund were changed at the end of 1993 and
T. Rowe Price Associates was added as sub-investment advisor to the Fund at that time.

	March 2001 marked the official end to the longest economic expansion on record. After more than a decade of persistent growth, the economy finally succumbed to weak corporate earnings, the fallout from the bursting of the tech bubble and the terrorist attacks last September. As the year began, investors were slightly optimistic that the worst of the technology rout would soon be over and stocks would rebound. The Fed's decision to lower short term interest rates in early January fed investors' suspicion, sparking a mini stock market rally. As the first quarter unfolded, however, many companies announced weak earnings and, more importantly, there were no clear signs of a turnaround in corporate earnings. This news shook investors' confidence and stocks declined through the summer. Most major stock indexes, which had already declined 15 to 20 percent during the year, fell by another 20 percent immediately following the terrorist attacks. After reaching a bottom on September 21, both the S&P 500 and NASDAQ 100 rebounded to their pre-attack levels by the end of the year.
Almost every mid cap technology sector posted a negative return in 2001 while mid cap energy, cyclical and finance industries performed the best.

	As the economy slipped into a recession and stock values fell, the Fed aggressively lowered short term interest rates. After reducing rates
11 times in 12 months, the Fed's actions have yet to produce a measurable impact on economic growth. The Gross Domestic Product (GDP) was slightly positive in the second quarter before tumbling more than one percent in the third quarter. Unemployment which stood at 4 percent in December of 2000 rose to almost 6 percent by the end of 2001. Manufacturing activity remains weak and corporate profits are at their lowest level since the last recession. Although the economic malaise has crimped stock returns, fixed income securities have thrived. The combination of a decline in interest rates and investors shunning stocks kept fixed income securities in high demand. Although returns were positive, several high profile bankruptcies and troubled industries kept fixed income investors nervous. On the west coast, both Pacific Gas and Electric and Southern California Edison have been operating in bankruptcy since the California energy crisis became front page news at the end of 2000. The fall of Enron late last year marked the largest bankruptcy in U.S. History. Congress is investigating the financial disclosures, audit controls and off-balance sheet liabilities that led to its demise. The congressional hearings into Enron's operations will most likely lead to new regulations and financial disclosures for all U.S. corporations.

	Although the Balanced Fund return was negative for the year, it's mix of high quality bonds, large cap value stocks and mid cap growth stocks provided a bit of stability during treacherous equity markets. Most sectors of the fixed income market, particularly higher rated corporate bonds, returned positive results for the year. The Lipper A-Rated Bond Fund Index returned 7.8 percent, while the Lipper BBB-Index posted a 7.5 percent return. Long U.S. Treasury bond prices were volatile throughout the year due to shifting investor sentiment and the Treasury Department's announcement to discontinue issuing 30-year bonds. In general, declining interest rates combined with subdued economic growth led to a fertile environment for fixed income securities in 2001.

	Today, mixed signals suggest a slow economic recovery that may take longer to unfold than once thought. Equity investors are cautiously optimistic that the worst of the recession is over while bond investors are concerned about the possibility of rising inflation. Stocks have already rebounded from recent lows while U.S. Treasury and corporate bond yields remain volatile.
The Balanced Fund's mix of 40 percent high quality corporate bonds, 40 percent large cap value stocks and 20 percent mid cap growth stocks provides broad industry diversification and a unique asset mix for investors.


[EDGAR REFERENCE - LIPPER BALANCED, BALANCED FUND AND CPI INDEX LINE CHART FOR 1992-2001]



		AVERAGE ANNUAL RETURNS FOR PERIODS ENDED DECEMBER 31, 2001

                                PAST 1          PAST 5          PAST 10
                                 YEAR            YEARS           YEARS
                                ------          ------          -------
Balanced Fund *                 -1.58%           9.88%            9.76%
Lipper Balanced Index           -3.24%           8.32%            9.72%
Consumer Price Index (CPI)       1.55%           2.18%            2.51%


Past performance should not be used to attempt to predict future performance.

*The investment objectives and policies of the Balanced Fund were changed at the end of 1993 and T. Rowe Price Associates was added as sub-investment advisor to the Fund at that time. The figure for Past 10 Years incorporates prior investment objectives.

THE RETIREMENT INCOME FUND IN 2001




THE ADVANCE CAPITAL I RETIREMENT INCOME FUND SEEKS TO PROVIDE INVESTORS WITH CURRENT INCOME BY INVESTING AT LEAST 65 PERCENT IN INVESTMENT GRADE CORPORATE AND U.S. GOVERNMENT BONDS AND AS MUCH AS 33 PERCENT IN LOWER-RATED HIGH-YIELDING INSTRUMENTS.


           AS OF 12/31/01

Average Maturity           14 Years
Average Quality                 BBB
Average Duration          7.7 Years
Size                  $200  Million



	The Retirement Income Fund increased 8.0 percent for the year while the Lipper BBB-Rated Fund Index returned 7.5 percent. The Retirement Income Fund's return was comprised of 7.4 percent from income distributed to shareholders and a 0.6 percent increase in share price. The accompanying graph shows the cumulative performance of the Retirement Income Fund, the Lipper BBB-Rated Fund Index and the Consumer Price Index (CPI) since
January 1993, the Fund's inception.

	After stellar economic growth throughout the 1990s and into 2000, the economy finally succumbed to mounting economic pressure and slipped into a recession in March 2001. Although several factors contributed to the weakening economy, perhaps the most profound has been the fallout from the bursting of the telecom bubble. When the bubble hit its apex, technology companies were projecting vigorous demand for the next few years. This led many companies to over-invest in new manufacturing plants, inventory and employees. When actual demand proved to be much lower, inventories piled up and manufacturing capacity went unused. To correct for over zealous estimates, companies were forced to write down inventory, adjust goodwill and retrench operations. The ripple effect of this action has touched many peripheral industries and contributed to the general slowdown in economic growth. The inventory buildup led to cutbacks in manufacturing and, in turn, forced the layoff of thousands of workers. The unemployment rate, which stood at 4 percent at the beginning of the year, rose to almost 6 percent by year end. As more people hit the unemployment lines, demand for durable goods and higher-end luxury items, steadily declined. The manufacturing slump, which began in 2000, has continued in 13 out of the last 14 months. This marks the longest downturn in manufacturing since the recession of the early 1980s.

	In response to the weakening economy, the Fed began a series of interest rate cuts in January 2001. Although rates are now the lowest in about 40 years, corporations remain hesitant to tack on additional debt for new projects in such a weak business climate. After the terrorist attacks it became clear that, in addition to low interest rates, more stimulus might be necessary to jump-start the economy. Members of Congress and the President, however, have yet to agree upon the right mix of initiatives to accomplish this goal. It now appears that politicians will remain grid locked on this issue longer than the current recession.

	The fertile combination of declining interest rates, weak economic growth and a general decline in demand for equity investments was the impetus for positive fixed income performance during the past year. Early in the year, high yield bonds rebounded on the expectation of a quick turnaround in economic growth and the prospect of lower interest rates. By midyear, however, it became clear that a recession was a strong possibility. Consequently, weaker rated high yield bonds, particularly those related to the telecommunication industry, tumbled in price. The better quality high yield bonds, although volatile in price throughout the year, returned between 8 and 11 percent for the full year. Long maturing U.S. Treasury bonds returned only about 3.6 percent amid tremendous volatility. For instance, the 30-year Treasury bond yield began the year at about 5.4 percent, then climbed to almost 6 percent by midyear. Immediately following the terrorist attacks it fell to about 5 percent, then finished the year at 5.6 percent. This movement marked one of the most volatile Treasury markets in recent memory.


	At the start of the year, the Retirement Income Fund held about 30 percent high yield and 70 percent investment grade bonds. In response to poor corporate earnings and a drastic increase in bond market volatility, a strategic decision was made to sell some lower yielding investment grade bonds along with weaker rated high yield bonds. The proceeds were invested in mortgage-backed securities. This shift in strategy provided some stability to the Fund as Treasury yields swung wildly and investors became a bit more risk averse.

	Today, the Retirement Income Fund holds approximately 26 percent in high yield bonds, 67 percent in medium to long dated investment grade corporate bonds and about 7 percent in mortgage-backed securities. The average quality remains BBB and average maturity is about 14 years. We continue to favor high yield bonds with substantial market liquidity, sound financial viability and companies that are leaders within their industry. The investment grade portion of the Fund remains focused on industry and quality diversification while maintaining a competitive yield.



[EDGAR REFERENCE - LIPPER BBB, RETIREMENT INCOME AND CPI INDEX LINE CHART FOR 1993-2001]



		AVERAGE ANNUAL RETURNS FOR PERIODS ENDED DECEMBER 31, 2001

                                   PAST 1        PAST 5         LIFE OF
                                    YEAR          YEARS           FUND
                                   ------        ------         -------
Retirement Income Fund             7.95%         6.04%            7.13%
Lipper BBB-Rated Fund Index        7.45%         6.02%            6.79%
Consumer Price Index (CPI)         1.55%         2.18%            2.46%


Past performance should not be used to attempt to predict future performance.

THE CORNERSTONE STOCK FUND IN 2001



THE ADVANCE CAPITAL I CORNERSTONE STOCK FUND SEEKS TO PROVIDE LONG-TERM GROWTH OF CAPITAL BY INVESTING PRIMARILY IN COMMON STOCKS OF LARGE, WELL-ESTABLISHED COMPANIES.



   TOP FIVE HOLDINGS
        Microsoft
	  Intel
    General Electric
      Cisco Systems
       Exxon Mobil


	The Cornerstone Stock Fund declined 18.7 percent for the year compared to the S&P 500 Index which declined 11.9 percent and the NASDAQ 100 Index which declined 32.7 percent. The accompanying graph shows the cumulative performance of the Cornerstone Stock Fund, the S&P 500 Index and the Consumer Price Index
(CPI) since December 1998, the Fund's inception.

	The past year proved difficult for many large capitalized, high growth companies. The continued fallout from the collapse of the technology sector severely impacted both corporate earnings and investor sentiment. In early January 2001, the Fed began a series of interest rate cuts in an effort to ignite slowing economic growth. Typically, the prospect of declining interest rates is positive for stocks, especially early to mid-stage growth stocks.
In 2001, after an early rebound in equity values in January, investor fears of a deteriorating economy offset the usually positive impact of interest rate cuts and stock prices slid throughout the year. The devastating impact of the September 11 terrorist attacks dealt another blow to stocks and prices fell an additional 15 to 20 percent in the ensuing two weeks. Although most stock indices have since recouped the post-attack losses, investors remain nervous about near term economic growth and strength of corporate earnings.

	Although large cap growth stock values have declined for almost two years, some positive signs are developing to suggest the possibility of a slight turnaround for equities in the coming year. Low interest rates and declining energy prices should provide a monetary stimulus to both consumers and businesses. Further, a decline in federal income taxes in 2002 should provide an additional boost to consumer spending. If a meaningful economic stimulus package from Washington becomes a reality, it could provide additional tax relief for individual and businesses along with general spending increases. Finally, corporate restructuring of operating costs, which includes slashing bloated inventory and laying off thousands of employees, has progressed rapidly. In the absence of further economic deterioration, the combination of these positive fundamentals should provide a solid investment environment in the near future.

	Today, the Cornerstone Stock Fund's strategy remains focused on holding stocks in large, well-established companies with positive long term growth characteristics and leadership positions within their industries. Although large capitalized growth stock returns have languished since the spring of 2000, history has shown that, over extended investment periods, they perform well compared with other equity classes.

[EDGAR REFERENCE - S & P 500, CORNERSTONE STOCK AND CPI INDEX LINE CHART FOR 1999-2001]



	AVERAGE ANNUAL RETURNS FOR PERIODS ENDED DECEMBER 31, 2001

                                    PAST 1            PAST 5          LIFE OF
                                     YEAR              YEARS            FUND
                                   --------          --------         --------
Cornerstone Stock                  -18.72%              N/A           -4.35%
S&P 500 Index                      -11.90%              N/A            0.49%
Consumer Price Index (CPI)           1.55%              N/A            2.53%



Past performance should not be used to attempt to predict future performance

			      ADVANCE CAPITAL I, INC.
			       FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------





                                                                  EQUITY GROWTH
                                            ------------------------------------------------------

                                                              Years ended December 31
                                            ------------------------------------------------------

                                                2001       2000       1999       1998       1997
                                            ----------  ----------  ---------  ---------  --------
SELECTED PER-SHARE DATA
  Net asset value, beginning of year. . . .    $27.13     $26.43     $20.05     $17.25     $14.72
                                            ----------  ----------  ---------  ---------  --------
Income (Loss) from investment operations
  Net investment loss . . . . . . . . . . .    (0.16)     (0.23)     (0.14)     (0.10)     (0.09)

  Net realized and unrealized gain (loss)
    on investments. . . . . . . . . . . . .    (4.02)      2.14      10.01       2.90       2.69
                                            ----------  ----------  ---------  ---------  --------
  Total from investment operations. . . . .    (4.18)      1.91       9.87       2.80       2.60
                                            ----------  ----------  ---------  ---------  --------

Less distributions
  Net investment income . . . . . . . . . .      0.00       0.00       0.00       0.00       0.00
                                            ----------  ----------  ---------  ---------  --------
  Net realized gain on investments. . . . .      0.00      (1.21)     (3.49)      0.00      (0.07)
                                            ----------  ----------  ---------  ---------  --------
  Total distributions . . . . . . . . . . .      0.00      (1.21)     (3.49)      0.00      (0.07)
                                            ----------  ----------  ---------  ---------  --------

Net asset value, end of year. . . . . . . .    $22.95     $27.13     $26.43     $20.05     $17.25
                                            ==========  ==========  =========  =========  ========


TOTAL RETURN. . . . . . . . . . . . . . . .   -15.41%      7.10%     50.14%     16.23%     17.68%


RATIOS AND SUPPLEMENTAL DATA
  Net assets, end of year (in thousands). .  $126,970   $136,136   $114,515    $68,061    $54,332
  Ratio of expenses to average net assets .     1.00%      1.01%      1.02%      1.02%      1.07%
  Ratio of net investment loss
    to average net assets . . . . . . . . .    -0.69%     -0.76%     -0.63%     -0.58%     -0.58%
  Portfolio turnover rate . . . . . . . . .     9.43%     18.57%     36.49%     22.34%     20.53%








			 See Notes To Financial Statements

				ADVANCE CAPITAL I, INC.
			   FINANCIAL HIGHLIGHTS - CONTINUED
-------------------------------------------------------------------------------




                                                                       BOND
                                            ------------------------------------------------------

                                                              Years ended December 31
                                            ------------------------------------------------------

                                                2001       2000       1999       1998       1997
                                            ----------  ----------  ---------  ---------  --------
SELECTED PER-SHARE DATA
  Net asset value, beginning of year. . . .     $9.52      $9.58     $10.62     $10.52     $10.37
                                            ----------  ----------  ---------  ---------  --------

Income from investment operations
  Net investment income . . . . . . . . . .      0.67       0.77       0.75       0.67       0.69

  Net realized and unrealized gain (loss)
    on investments  . . . . . . . . . . . .      0.16      (0.06)     (1.04)      0.15       0.24
                                            ----------  ----------  ---------  ---------  --------

  Total from investment operations. . . . .      0.83       0.71      (0.29)      0.82       0.93
                                            ----------  ----------  ---------  ---------  --------
Less distributions
  Net investment income . . . . . . . . . .    (0.67)     (0.77)     (0.75)     (0.67)     (0.69)

  Net realized gain on investments. . . . .      0.00       0.00       0.00      (0.05)     (0.09)
                                            ----------  ----------  ---------  ---------  --------
  Total distributions . . . . . . . . . . .    (0.67)     (0.77)     (0.75)     (0.72)     (0.78)
                                            ----------  ----------  ---------  ---------  --------
Net asset value, end of year. . . . . . . .     $9.68      $9.52      $9.58     $10.62     $10.52
                                            ==========  ==========  =========  =========  ========


TOTAL RETURN. . . . . . . . . . . . . . . .     8.87%      7.09%     -3.71%      8.12%      9.41%


RATIOS AND SUPPLEMENTAL DATA
  Net assets, end of year (in thousands). .  $114,212    $68,053    $34,362     $3,746     $4,203
  Ratio of expenses to average net assets .     0.71%      0.70%      0.73%      0.52%      0.54%
  Ratio of net investment income to average
    net assets. . . . . . . . . . . . . . .     6.92%      7.55%      6.64%      6.35%      6.65%
  Portfolio turnover rate . . . . . . . . .    23.85%     14.88%     32.43%     11.56%     21.95%










			 See Notes To Financial Statements

				ADVANCE CAPITAL I, INC.
			   FINANCIAL HIGHLIGHTS - CONTINUED
-------------------------------------------------------------------------------




                                                                     BALANCED
                                            ------------------------------------------------------

                                                              Years ended December 31
                                            ------------------------------------------------------

                                                2001       2000       1999       1998       1997
                                            ----------  ----------  ---------  ---------  --------
SELECTED PER-SHARE DATA
  Net asset value, beginning of year. . . .    $18.19     $17.02     $17.13     $15.69     $13.68
                                            ----------  ----------  ---------  ---------  --------

Income from investment operations
  Net investment income . . . . . . . . . .      0.52       0.52       0.51       0.48       0.45

  Net realized and unrealized gain (loss)
    on investments. . . . . . . . . . . . .    (0.81)      1.18       0.87       1.56       2.32
                                            ----------  ----------  ---------  ---------  --------

  Total from investment operations. . . . .    (0.29)      1.70       1.38       2.04       2.77
                                            ----------  ----------  ---------  ---------  --------

Less distributions
  Net investment income . . . . . . . . . .    (0.52)     (0.52)     (0.51)     (0.48)     (0.45)

  Net realized gain on investments. . . . .      0.00      (0.01)     (0.98)     (0.12)     (0.31)
                                            ----------  ----------  ---------  ---------  --------

  Total distributions . . . . . . . . . . .    (0.52)     (0.53)     (1.49)     (0.60)     (0.76)
                                            ----------  ----------  ---------  ---------  --------

Net asset value, end of year. . . . . . . .    $17.38     $18.19     $17.02     $17.13     $15.69
                                            ==========  ==========  =========  =========  ========


TOTAL RETURN. . . . . . . . . . . . . . . .    -1.58%     10.13%      8.37%     13.15%     20.50%


RATIOS AND SUPPLEMENTAL DATA
  Net assets, end of year (in thousands). .  $232,991   $207,677   $169,216   $125,883    $99,421
  Ratio of expenses to average net assets .     0.98%      1.00%      1.03%      1.01%      1.04%
  Ratio of net investment income to average
    net assets. . . . . . . . . . . . . . .     2.97%      2.97%      2.97%      2.92%      3.02%
  Portfolio turnover rate . . . . . . . . .    12.23%     10.26%     23.76%     11.04%     10.13%







			 See Notes To Financial Statements

				ADVANCE CAPITAL I, INC.
			   FINANCIAL HIGHLIGHTS - CONTINUED
-------------------------------------------------------------------------------






                                                                RETIREMENT INCOME
                                            ------------------------------------------------------

                                                              Years ended December 31
                                            ------------------------------------------------------

                                                2001       2000       1999       1998       1997
                                            ----------  ----------  ---------  ---------  --------
SELECTED PER-SHARE DATA
  Net asset value, beginning of year. . . .    $9.50      $9.61     $10.56     $10.65     $10.20
                                            ----------  ----------  ---------  ---------  --------

Income from investment operations
  Net investment income . . . . . . . . . .     0.68       0.71       0.71       0.73       0.74

  Net realized and unrealized gain (loss)
    on investments. . . . . . . . . . . . .     0.06      (0.11)     (0.95)     (0.08)      0.45
                                            ----------  ----------  ---------  ---------  --------

  Total from investment operations. . . . .     0.74       0.60      (0.24)      0.65       1.19
                                            ----------  ----------  ---------  ---------  --------

Less distributions
  Net investment income . . . . . . . . . .   (0.68)     (0.71)     (0.71)     (0.73)     (0.74)

  Net realized gain on investments. . . . .     0.00       0.00       0.00      (0.01)      0.00
                                            ----------  ----------  ---------  ---------  --------

  Total distributions . . . . . . . . . . .   (0.68)     (0.71)     (0.71)     (0.74)     (0.74)
                                            ----------  ----------  ---------  ---------  --------

Net asset value, end of year. . . . . . . .    $9.56      $9.50      $9.61     $10.56     $10.65
                                            ==========  ==========  =========  =========  ========


TOTAL RETURN. . . . . . . . . . . . . . . .    7.95%      6.59%     -2.33%      6.33%     12.20%


RATIOS AND SUPPLEMENTAL DATA
  Net assets, end of year (in thousands). . $200,346   $203,897   $209,791   $221,221   $200,511
  Ratio of expenses to average net assets .    0.80%      0.79%      0.81%      0.79%      0.82%
  Ratio of net investment income to average
    net assets. . . . . . . . . . . . . . .    7.06%      7.53%      7.06%      6.87%      7.21%
  Portfolio turnover rate . . . . . . . . .   30.76%     19.62%     17.89%     19.52%     16.60%










			 See Notes To Financial Statements

				ADVANCE CAPITAL I, INC.
			   FINANCIAL HIGHLIGHTS - CONTINUED
-------------------------------------------------------------------------------





                                                                 CORNERSTONE
                                                                    STOCK
                                            ---------------------------------------------------

                                                                   	          Partial Year
                                                   Years ended December 31           Ended *
                                            ---------------------------------------------------

                                                2001          2000       1999     Dec. 31, 1998
                                            ------------  -----------  ---------  -------------
SELECTED PER-SHARE DATA
  Net asset value, beginning of period. . .    $10.72       $13.55       $10.46       $10.00
                                            ------------  -----------  ---------  -------------

Income from investment operations
  Net investment income . . . . . . . . . .      0.01         0.02         0.01         0.00

  Net realized and unrealized gain (loss)
    on investments. . . . . . . . . . . . .    (2.02)       (2.83)         3.09         0.46
                                            ------------  -----------  ---------  -------------

  Total from investment operations. . . . .    (2.01)       (2.81)         3.10         0.46
                                            ------------  -----------  ---------  -------------
Less distributions
  Net investment income . . . . . . . . . .    (0.01)       (0.02)       (0.01)         0.00

  Net realized gain on investments. . . . .      0.00         0.00         0.00         0.00
                                            ------------  -----------  ---------  -------------

  Total distributions . . . . . . . . . . .    (0.01)       (0.02)       (0.01)         0.00
                                            ------------  -----------  ---------  -------------

Net asset value, end of period. . . . . . .     $8.70       $10.72       $13.55       $10.46
                                            ============  ===========  =========  =============


TOTAL RETURN. . . . . . . . . . . . . . . .   -18.72%      -20.77%       29.62%        4.60%


RATIOS AND SUPPLEMENTAL DATA
  Net assets, end of period (in thousands).   $62,266      $62,590      $52,356       $7,316
  Ratio of expenses to average net assets .     0.72%        0.71%        0.77%        0.66%**
  Ratio of net investment income to average
    net assets. . . . . . . . . . . . . . .     0.16%        0.14%        0.11%        1.20%**
  Portfolio turnover rate . . . . . . . . .     4.01%       13.21%        7.62%        0.00%


*  From December 17, 1998 (commencement of operations) to December 31, 1998.
** Annualized








			 See Notes To Financial Statements

                ADVANCE CAPITAL I, INC. - EQUITY GROWTH FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
-------------------------------------------------------------------------------


                                                                     MARKET
               COMMON STOCK                            SHARES         VALUE
---------------------------------------------------   ---------  --------------
ADVERTISING - 2.6%
  Catalina Marketing Corporation*                       13,000   $     451,100
  Harte-Hanks, Inc.                                     18,700         526,779
  Interpublic Group of Companies, Inc.                  22,080         652,243
  Lamar Advertising Company*                            14,500         613,930
  Omnicom Group, Inc.                                    5,000         446,750
  WPP Group PLC - ADR                                   14,185         764,572

APPAREL - 1.8%
  Cintas Corporation                                    21,900       1,059,741
  Coach Inc.                                            13,000         506,740
  Gucci Group NV - ADR                                   8,000         679,200

BANK - 3.9%
  Boston Private Financial Holding                      17,500         386,225
  City National Corporation                              9,000         421,650
  Community First Bankshares, Inc.                      26,000         667,940
  Investors Financial Services Corp.                    14,500         960,045
  Northern Trust Corporation                            11,200         674,464
  Silicon Valley Bancshares*                            20,000         534,600
  State Street Corporation                              12,200         637,450
  Synovus Financial Corporation                         16,500         413,325
  UCBH Holdings, Inc.                                   15,000         426,600

BIOTECHNOLOGY - 4.3%
  Amgen, Inc.*                                           5,000         282,200
  Applera Corp.-Celera Genomics Group*                   6,000         160,140
  Biogen, Inc.*                                          4,300         246,605
  Genzyme Corporation*                                   7,500         448,950
  Human Genome Sciences, Inc.*                          15,800         532,776
  Idec Pharmaceuticals Corporation*                     18,000       1,240,740
  Immunex Corporation*                                  16,200         448,902
  Incyte Genomics, Inc.*                                12,000         234,720
  Invitrogen Corporation*                                8,200         507,826
  Millennium Pharmaceuticals, Inc.*                     24,000         588,240
  Protein Design Labs, Inc.*                            24,000         790,320

BROADCASTING / CABLE TV - 6.4%
  Clear Channel Communications*                         16,000         814,560
  Cox Radio, Inc.-Class A                                7,500         191,100
  Emmis Communications Corporation*                     18,000         425,520
  Entercom Communications Corporation*                  16,000         800,000
  Gemstar-TV Guide International, Inc.*                 19,000         526,300
  Hispanic Broadcasting Corporation*                    22,200         566,100
  Radio One, Inc. - Class A*                            35,500         655,685
  Radio One, Inc. - Class D*                            16,000         288,160
  Regent Communications, Inc.*                          47,500         320,625
  Salem Communications Corp. - Class A*                 22,000         506,000
  Spanish Broadcasting Systems-Class A                  43,500         430,215
  Univision Communications, Inc.*                       19,200         776,832
  USA Networks, Inc.*                                   31,500         860,265
  Viacom, Inc. - Class B*                               13,486         595,407
  Westwood One, Inc.*                                   13,500         405,675

BUILDING MATERIALS - 0.4%
  Insituform Technologies, Inc. - Class A*              17,500         447,650

CHEMICAL - 1.3%
  Ecolab, Inc.                                          20,000         805,000
  Valspar Corporation                                   15,800         625,680
  Symyx Technologies, Inc.*                             12,200         259,128

COMPUTER & PERIPHERALS - 1.6%
  Brocade Communications Systems*                       14,500         480,240
  Diebold, Inc.                                          9,500         384,180
  Lexmark International, Inc.                            5,000         295,000
  Synopsys, Inc.*                                        6,400         378,048
  VERITAS Software Corporation*                         10,250         459,405

COMPUTER SOFTWARE & SERVICES - 11.9%
  Adobe Systems, Inc.                                   19,000         589,950
  Affiliated Computer Services, Inc.*                    8,000         849,040
  BARRA, Inc.*                                          10,500         494,445






			See Notes To Financial Statements

                ADVANCE CAPITAL I, INC. - EQUITY GROWTH FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
-------------------------------------------------------------------------------




                                                                     MARKET
               COMMON STOCK                            SHARES         VALUE
---------------------------------------------------   ---------  --------------
COMPUTER SOFTWARE & SERVICES - 11.9% (CONTINUED)
  BEA Systems, Inc.*                                    14,500   $     223,445
  BISYS Group, Inc. (The)*                              21,000       1,343,790
  BMC Software, Inc.*                                   15,700         257,009
  Cadence Design Systems, Inc.*                         13,000         284,960
  Certegy, Inc.                                          9,100         311,402
  Check Point Software Tech. Ltd.* - ADR                19,500         777,855
  Choicepoint, Inc.*                                    18,750         950,438
  CNET Networks, Inc.*                                  13,000         116,610
  DST Systems, Inc.*                                    11,200         558,320
  Electronic Arts, Inc.*                                13,000         779,350
  FactSet Research Systems, Inc.                        15,000         524,250
  Fiserve, Inc.*                                        12,000         507,840
  IMS Health Incorporated                               31,000         604,810
  Informatica Corporation*                              14,500         210,395
  Internet Security Systems, Inc.*                       8,000         256,480
  Interwoven, Inc.*                                      6,000          58,440
  Intuit, Inc.*                                         16,600         709,816
  Keane, Inc.                                            9,000         162,270
  Mercury Interactive Corporation*                      14,000         475,720
  Micromuse, Inc.*                                      10,000         150,000
  National Instruments Corporation*                      9,500         355,870
  NetIQ Corporation*                                     7,872         277,567
  Oracle Corporation*                                   14,000         193,340
  Peregrine Systems, Inc.*                              21,500         318,845
  SEI Investments Company                               33,000       1,488,630
  Siebel Systems, Inc.*                                 12,000         335,760
  SunGard Data Systems, Inc.*                           21,000         607,530
  Wind River Systems, Inc.*                             16,000         286,560

DIVERSIFIED - 0.8%
  Danaher Corporation                                    5,000         301,550
  ITT Industries, Inc.                                   1,500          75,750
  Roper Industries, Inc.                                12,500         618,750

ELECTRIC & GAS UTILITIES - 0.2%
  Calpine Corporation*                                  16,000         268,640

ELECTRICAL EQUIPMENT - 0.6%
  Littlefuse, Inc.*                                     15,500         406,720
  Molex, Inc.                                           15,276         413,216

ELECTRONICS - 3.5%
  Applera Corp-Applied Biosystems Group                 10,000         392,700
  Flextronics International Ltd.* - ADR                 16,000         383,840
  Jabil Circuit, Inc.*                                  11,000         249,920
  Mettler-Toledo International                           5,000         259,250
  Micrel, Inc.*                                         16,500         432,795
  Sanmina Corporation*                                  37,920         754,608
  Symbol Technologies, Inc.                             33,664         534,584
  Technitrol, Inc.                                      23,000         635,260
  Waters Corporation*                                   19,200         744,000

FINANCIAL SERVICES - 6.1%
  Amvescap PLC - ADR                                    21,250         616,675
  Capital One Financial Corporation                      5,100         275,145
  Concord EFS, Inc.*                                    43,000       1,409,540
  Eaton Vance Corporation                               24,400         867,420
  Federated Investors, Inc.                             31,500       1,004,220
  Franklin Resources, Inc.                              20,300         715,981
  Instinet Group, Inc.                                   4,000          40,200
  Moody's Corporation                                   20,500         817,130
  Neuberger Berman, Inc.                                10,000         439,000
  Paychex, Inc.                                         15,187         532,152
  Stilwell Financial, Inc.                              15,000         408,300
  Waddell & Reed Financial, Inc.                        20,250         652,050

FOOD PROCESSING - 0.5%
  Tootsie Roll Industries, Inc.                         16,736         654,043

HOMEBUILDING - 0.5%
  Lennar Corporation                                    12,600         589,932

HOTEL/GAMING - 0.3%
  Marriott International-Class A                        10,000         406,500






			See Notes To Financial Statements

                ADVANCE CAPITAL I, INC. - EQUITY GROWTH FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
-------------------------------------------------------------------------------



                                                                     MARKET
               COMMON STOCK                            SHARES         VALUE
---------------------------------------------------   ---------  --------------
INDUSTRIAL SERVICES - 4.7%
  Apollo Group, Inc.*                                   28,125   $   1,265,906
  DeVry, Inc.*                                          26,000         739,700
  Equifax, Inc.                                         19,200         463,680
  F.Y.I., Inc.*                                         17,000         569,500
  Iron Mountain, Inc.*                                  12,000         525,600
  ITT Educational Services, Inc.*                       16,500         608,355
  Manpower, Inc.                                        16,000         539,360
  Robert Half International, Inc.*                      24,500         654,150
  Viad Corporation                                      18,100         428,608

INSURANCE - 2.9%
  Ambac Financial Group, Inc.                           14,550         841,863
  Gallagher, Arthur J. & Co.                            16,500         569,085
  Radian Group, Inc.                                    21,000         901,950
  The PMI Group, Inc.                                   10,000         670,100
  Triad Guaranty, Inc.*                                 17,000         616,590

INTERNET - 2.6%
  eBay, Inc.*                                           16,000       1,070,400
  Macromedia, Inc.*                                      8,000         142,400
  Netegrity, Inc,                                        3,000          58,080
  Openwave Systems, Inc.*                               10,000          97,900
  Symantec Corporation*                                 11,800         782,694
  TMP Worldwide, Inc.*                                  13,500         579,150
  VeriSign, Inc.*                                       13,000         494,520
  webMethods, Inc.*                                      6,500         108,940

MACHINERY - 1.0%
  Cognex Corporation*                                   11,000         281,710
  Donaldson Company, Inc.                               16,600         644,744
  IDEX Corporation                                       9,500         327,750

MEDICAL SERVICES - 2.7%
  Anthem, Inc,                                           5,450         269,775
  Laboratory Corp. of America Holdings*                  7,200         582,120
  Lincare Holdings, Inc.*                               19,200         550,080
  Quest Diagnostics, Inc.*                              13,000         932,230
  Renal Care Group, Inc,                                13,500         433,350
  Wellpoint Health Networks, Inc.*                       5,500         642,675

MEDICAL SUPPLIES - 4.8%
  Apogent Technologies, Inc.*                           17,000         438,600
  ArthroCare Corporation*                               21,500         385,495
  Biomet, Inc.                                          31,275         966,398
  Cytec Corporation                                     16,000         417,600
  Guidant Corporation*                                  17,000         846,600
  Medtronic, Inc.                                        8,000         409,680
  Patterson Dental Company                              10,500         429,765
  ResMed, Inc.*                                         10,000         539,200
  Stryker Corporation                                   12,500         729,625
  St. Jude Medical, Inc.                                 6,500         504,725
  Techne Corporation*                                   12,000         442,200

OFFICE EQUIPMENT & SUPPLIES - 0.2%
  Avery Dennison Corporation                             6,700         378,751

OILFIELD SERVICES - 2.3%
  BJ Services Company*                                  28,000         908,600
  Cooper Cameron Corporation*                           10,400         419,744
  Diamond Offshore Drilling                             11,000         334,400
  Smith International, Inc.*                            12,800         686,336
  Weatherford International, Inc.*                      12,335         459,602

PACKAGING & CONTAINER - 0.5%
  Sealed Air Corporation*                               14,900         608,218

PETROLEUM - 0.9%
  Apache Corporation                                    13,200         658,416
  Devon Energy Corporation                              11,500         444,475



			See Notes To Financial Statements

                ADVANCE CAPITAL I, INC. - EQUITY GROWTH FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
-------------------------------------------------------------------------------




                                                                     MARKET
               COMMON STOCK                            SHARES         VALUE
---------------------------------------------------   ---------  --------------
PHARMECUTICAL - 4.9%
  Abgenix, Inc.*                                         7,000   $     235,480
  Allergan, Inc.                                         7,000         525,350
  Cardinal Health, Inc.                                  9,280         600,045
  Cephalon, Inc.*                                        6,900         521,537
  Elan Corporation PLC* - ADR                           10,400         468,624
  Express Scripts, Inc.*                                23,000       1,075,480
  Forest Laboratories, Inc.*                             4,500         368,775
  Gilead Sciences, Inc.*                                12,200         801,784
  MedImmune, Inc.*                                      15,000         695,250
  QLT, Inc.*                                             8,000         203,280
  Shire Pharmaceuticals PLC* - ADR                      19,282         705,721
  Vertex Pharmaceuticals, Inc.                           5,270         129,589

PRECISION INSTRUMENT - 0.8%
  CUNO Incorporated*                                    15,500         472,750
  Dionex Corporation*                                    8,500         216,835
  Parker-Hannifin Corporation                            6,000         275,460

PRINTING - 0.4%
  Valassis Communications, Inc.*                        17,000         605,540

PUBLISHING - 0.4%
  Meredith Corporation                                  14,000         499,100

REAL ESTATE INVESTMENT MANAGEMENT - 1.4%
  Jones Lang LaSalle, Inc.*                             28,500         514,425
  Security Capital Group, Inc. - Class B*               33,300         844,821
  Trammell Crow Company*                                32,200         376,740

RECREATION - 1.2%
  Carnival Corporation                                   9,000         252,720
  Harley-Davidson, Inc.                                 15,000         814,650
  Sabre Holdings Corporation*                           10,500         444,675

RESTAURANT - 0.5%
  Starbucks Corporation*                                32,400         617,220

RETAIL STORE - 7.0%
  Bed Bath & Beyond, Inc.*                              28,000         949,200
  BJ's Wholesale Club, Inc.*                            11,000         485,100
  CDW Computer Centers, Inc.*                           10,000         537,100
  CVS Corporation                                        9,000         266,400
  Dollar General Corporation                            36,926         550,197
  Dollar Tree Stores, Inc.*                             18,750         579,563
  Family Dollar Stores                                  27,000         809,460
  Kohl's Corporation*                                    6,600         464,904
  Ross Stores, Inc.                                     30,500         978,440
  Staples, Inc.*                                        10,500         196,350
  Men's Wearhouse, Inc. (The)*                          14,225         293,746
  Tiffany & Company                                     28,000         881,160
  TJX Companies, Inc.                                   28,700       1,143,982
  Williams-Sonoma, Inc.*                                18,000         772,200

SECURITIES BROKERAGE - 2.4%
  Charles Schwab Corporation                            37,011         572,560
  Investment Technology Group, Inc.                     20,166         787,886
  LaBranche & Co, Inc.*                                 18,000         620,280
  Legg Mason, Inc.                                      13,000         649,740
  Raymond James Financial, Inc.                         13,125         466,200

SEMICONDUCTOR - 7.7%
  Altera Corporation*                                   27,200         577,184
  Analog Devices, Inc.*                                 17,000         754,630
  Applied Micro Circuits Corporation*                   30,000         339,600
  Broadcom Corporation*                                 11,500         471,270
  Cree, Inc.*                                            9,000         265,140
  KLA-Tencor Corporation*                               13,600         674,016
  Lam Research Corporation*                              7,000         162,540
  Lattice Semiconductor Corporation*                    24,000         493,680





			See Notes To Financial Statements

                ADVANCE CAPITAL I, INC. - EQUITY GROWTH FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
-------------------------------------------------------------------------------





		COMMON STOCK AND                                     MARKET
	       REPURCHASE AGREEMENT                     SHARES        VALUE
---------------------------------------------------   ---------  --------------
SEMICONDUCTOR - 7.7% (CONTINUED)
  Linear Technology Corporation                         18,000   $     702,720
  Maxim Integrated Products, Inc.*                      24,772       1,300,778
  Microchip Technology, Inc.*                           16,705         647,152
  MIPS Technologies, Inc. - Class B*                    11,500          91,770
  National Semiconductor Corp.*                          9,500         292,505
  Nvidia Corporation                                     9,000         602,100
  PMC-Sierra, Inc.*                                      9,000         191,340
  QLogic Corporation*                                    6,000         267,060
  Semtech Corporation*                                  15,000         535,350
  Teradyne, Inc.*                                       11,200         337,568
  Triquint Semiconductor, Inc.                           8,054          98,742
  Vitesse Semiconductor Corporation*                    15,000         186,900
  Xilinx, Inc.*                                         21,200         827,860

TELECOMMUNICATIONS EQUIPMENT - 1.3%
  Comverse Technology, Inc.*                            13,500         301,995
  Finisar Corporation*                                  13,500         137,295
  JDS Uniphase Corporation*                             24,920         217,552
  Network Appliance, Inc.*                              16,000         349,920
  Newport Corporation                                    5,000          96,400
  RF Micro Devices, Inc.*                                8,000         153,840
  SBA Communications Corporation*                       12,000         156,240
  Scientific-Atlanta, Inc.                               7,500         179,550

TELECOMMUNICATIONS SERVICE - 0.4%
  Western Wireless Corporation*                         16,000         452,000

TOYS - 0.4%
  Mattel, Inc.                                          27,625         475,150

TRANSPORT SERVICES - 1.7%
  C.H. Robinson Worldwide, Inc.                         17,500         506,013
  EGL, Inc.*                                             7,000          97,650
  Expeditors International of Washington, Inc.          17,200         979,540
  UTI Worldwide, Inc.                                   30,000         587,100
                                                                 --------------

TOTAL COMMON STOCK - 99.8%
  (Cost $88,537,143)                                               126,744,018

REPURCHASE AGREEMENT - 0.2%
  Fifth Third Bank Two Party Repurchase
  Agreement, 1.5%, due 12/31/01                                        235,503
                                                                 --------------

TOTAL INVESTMENTS IN SECURITIES - 100.0%
  (Cost $88,772,645)                                             $ 126,979,521
                                                                 ==============





*Securities are non-income producing
ADR - American Depositary Receipt


			See Notes To Financial Statements

                      ADVANCE CAPITAL I, INC. - BOND FUND
                           PORTFOLIO OF INVESTMENTS
                              DECEMBER 31, 2001
-------------------------------------------------------------------------------




                                                           S & P
                                                          CREDIT                                PRINCIPAL      MARKET
	     FIXED INCOME SECURITIES                      RATING      COUPON    MATURITY         AMOUNT         VALUE
----------------------------------------------------    ---------    --------  ----------    -------------  ------------
ADVERTISING - 0.7%
   News Corporation Ltd.                                 BB+           8.750    02/15/06     $   750,000    $     763,125

AEROSPACE / DEFENSE - 1.1%
   Goodrich (BF) Company                                 BBB+          6.800    02/01/18         250,000          216,193
   Goodrich (BF) Company                                 BBB+          6.450    04/15/08         500,000          482,571
   Lockheed Martin Corporation                           BBB-          7.650    05/01/16         500,000          544,095

AIR TRANSPORT - 0.7%
   Federal Express Corporation                           BBB+          8.760    05/22/15         750,000          801,563

AUTO PARTS - 1.2%
   Arvinmeritor, Inc.                                    BBB-          6.800    02/15/09         500,000          462,262
   TRW, Inc.                                             BBB           6.250    01/15/10       1,000,000          924,913

AUTO & TRUCK - 2.3%
   DaimlerChrysler NA Holdings                           BBB+          7.750    01/18/11         750,000          778,188
   Ford Motor Company                                    BBB+          6.500    08/01/18       1,000,000          851,755
   General Motors Corporation                            BBB+          7.700    04/15/16       1,000,000        1,011,848

BANK - 9.4%
   ABN AMRO Bank NV                                      AA-           7.300    12/01/26       1,000,000          989,140
   Bank One Corporation                                  A-            7.750    07/15/25       1,000,000        1,076,140
   Bank of America Corporation                           A             7.800    09/15/16       1,000,000        1,096,964
   Barclays Bank PLC                                     AA-           7.400    12/15/09       1,000,000        1,084,714
   Capital One Financial Corporation                     BB+           7.250    05/01/06         750,000          715,549
   Comerica Bank                                         A-            8.375    07/15/24         700,000          754,767
   Dresdner Bank - New York                              A+            7.250    09/15/15       1,000,000        1,048,645
   First Union Corporation                               A-            6.400    04/01/08         500,000          508,430
   MBNA America Bank, N.A.                               BBB+          7.750    09/15/05         500,000          518,043
   National City Corporation                             A-            6.875    05/15/19         750,000          734,171
   Royal Bank of Scotland PLC                            A             6.375    02/01/11       1,113,000        1,098,633
   Swiss Bank Corporation-NY                             AA            7.375    07/15/15       1,000,000        1,080,549

BEVERAGE - 0.9%
   Anheuser-Busch Companies, Inc.                        A+            7.125    07/01/17       1,000,000        1,043,712

BROADCASTING / CABLE TV - 3.6%
   Adelphia Communications                               B+            9.875    03/01/07         500,000          495,000
   Charter Communications Holdings LLC                   B+            8.625    04/01/09       1,000,000          960,000
   Clear Channel Communications                          BBB-          8.000    11/01/08         500,000          520,000
   Comcast Corporation                                   BBB           8.250    02/15/08         400,000          424,259
   Rogers Communications                                 BB-           8.875    07/15/07         750,000          761,250
   Time Warner, Inc.                                     BBB+          7.250    10/15/17       1,000,000        1,020,055





			    See Notes To Financial Statements

                      ADVANCE CAPITAL I, INC. - BOND FUND
                           PORTFOLIO OF INVESTMENTS
                              DECEMBER 31, 2001
-------------------------------------------------------------------------------




                                                           S & P
                                                          CREDIT                                PRINCIPAL      MARKET
	     FIXED INCOME SECURITIES                      RATING      COUPON    MATURITY         AMOUNT         VALUE
----------------------------------------------------    ---------    --------  ----------    -------------  ------------
BUILDING MATERIALS - 0.4%
   American Standard, Inc.                               BB+           7.375    04/15/05     $   500,000    $     505,000

CHEMICAL - 0.6%
   Crompton Corporation                                  BBB-          7.750    04/01/23         200,000          159,439
   Union Carbide Corporation                             A             6.700    04/01/09         500,000          513,910

COMPUTER & PERIPHERALS - 2.3%
   Dell Computer Corporation                             BBB+          6.550    04/15/08         750,000          753,306
   IBM Corporation                                       A+            7.500    06/15/13         750,000          836,911
   Sun Microsystems, Inc.                                BBB+          7.650    08/15/09       1,000,000        1,015,057

COMPUTER SOFTWARE & SERVICES - 1.6%
   Computer Associates International, Inc.               BBB+          6.500    04/15/08         500,000          478,649
   Oracle Corporation                                    A-            6.910    02/15/07         550,000          585,609
   Unisys Corporation                                    BB+           8.125    06/01/06         750,000          746,250

DIVERSIFIED - 1.6%
   Norsk Hydro ASA                                       A             9.000    04/15/12         750,000          884,879
   Tyco International Group SA                           A             6.125    01/15/09       1,000,000          981,404

ELECTRIC & GAS UTILITIES - 12.1%
   AES Corporation                                       BB            9.375    09/15/10         500,000          445,000
   Alabama Power Company                                 A             7.450    07/01/23       1,000,000        1,013,532
   Calpine Corporation                                   BB+           7.625    04/15/06         750,000          674,377
   Carolina Power & Light Company                        BBB+          8.200    07/01/22         500,000          515,152
   Commonwealth Edison Company                           A-            8.500    07/15/22         750,000          760,795
   Dominion Resources, Inc.                              BBB+          8.125    06/15/10         750,000          826,380
   Duke Energy Corporation                               A+            7.375    03/01/10         750,000          796,940
   Duquesne Light Company                                BBB+          7.550    06/15/25         750,000          740,538
   Exelon Corporation                                    BBB+          6.750    05/01/11         750,000          760,133
   Florida Power Corporation                             BBB+          7.000    12/01/23         500,000          487,769
   Hydro-Quebec                                          AAA           8.400    01/15/22         300,000          357,045
   Jersey Central Power & Light Company                  BBB+          6.750    11/01/25         500,000          452,448
   Long Island Lighting Company                          A-            8.200    03/15/23         250,000          247,843
   Monongahela Power                                     A+            8.375    07/01/22         500,000          495,554
   New Century Energies, Inc.                            A             8.750    03/01/22         750,000          760,634
   Oklahoma Gas & Electric Company                       A-            7.300    10/15/25         850,000          852,377
   Potomac Edison Company                                A+            7.750    02/01/23          95,000           97,765
   Potomac Electric Power Company                        A-            7.375    09/15/25         500,000          503,211
   Public Service Electric & Gas                         A-            7.000    09/01/24       1,000,000          959,570
   Reliant Energy HL&P                                   BBB+          9.150    03/15/21         500,000          590,159
   TXU Corporation                                       BBB+          7.875    03/01/23         750,000          766,330
   Union Electric Company                                A+            8.750    12/01/21         750,000          778,442





			    See Notes To Financial Statements

                      ADVANCE CAPITAL I, INC. - BOND FUND
                           PORTFOLIO OF INVESTMENTS
                              DECEMBER 31, 2001
-------------------------------------------------------------------------------


                                                           S & P
                                                          CREDIT                                PRINCIPAL      MARKET
	     FIXED INCOME SECURITIES                      RATING      COUPON    MATURITY         AMOUNT         VALUE
----------------------------------------------------    ---------    --------  ----------    -------------  ------------
ELECTRONICS - 1.2%
   Flextronics                                           BB-           9.875    07/01/10     $   800,000    $     840,000
   Koninklijke Philips Electronics N.V.                  A-            7.250    08/15/13         500,000          487,907

ENTERTAINMENT - 0.9%
   Viacom, Inc.                                          A-            7.500    07/15/23       1,000,000          987,946

FINANCIAL SERVICES - 6.8%
   Associates Corporation                                AA-           6.950    11/01/18       1,000,000        1,029,465
   Bear Stearns Companies, Inc.                          A             7.000    07/06/18         250,000          240,514
   Credit Suisse FB USA, Inc.                            AA-           6.125    11/15/11         750,000          732,033
   Goldman Sachs Group L.P.                              A+            6.650    05/15/09       1,000,000        1,019,691
   Household Finance Corporation                         A             6.375    08/01/10         750,000          729,154
   Morgan, J.P. & Company                                A+            6.250    01/15/09         650,000          655,771
   Santander Finance Issuances                           A             6.375    02/15/11         750,000          711,199
   SBC Communications Capital Corporation                AA-           7.000    07/01/15         750,000          798,014
   Sprint Capital Corporation                            BBB+          6.900    05/01/19         750,000          702,515
   Washington Mutual, Inc.                               BBB           8.250    04/01/10       1,000,000        1,106,960

FOOD PROCESSING - 1.4%
   Archer Daniels Midland Company                        A+            7.125    03/01/13       1,000,000        1,071,316
   Nabisco, Inc.                                         A             7.050    07/15/07         500,000          528,994

HOME BUILDING - 3.3%
   D.R. Horton, Inc.                                     BB            8.000    02/01/09         750,000          742,500
   KB Home                                               BB-           9.500    02/15/11         750,000          765,000
   MDC Holdings, Inc.                                    BB            8.375    02/01/08         750,000          757,500
   Standard Pacific Corporation                          BB            8.500    06/15/07         750,000          718,125
   Toll Corporation                                      BB+           8.125    02/01/09         750,000          742,500

HOTEL / GAMING - 4.8%
   Aztar Corp.                                           B+            9.000    02/15/02         750,000          772,500
   Harrah's Operating Company, Inc.                      BB+           7.875    12/15/05         750,000          778,125
   HMH Properties, Inc.                                  BB-           8.450    12/01/08         750,000          712,500
   Mandalay Resort Group                                 BB+           6.450    02/01/06         500,000          471,250
   MGM Mirage, Inc.                                      BBB-          6.750    08/01/07         750,000          716,926
   Park Place Entertainment                              BB+           7.875    12/15/05         525,000          523,031
   Starwood Hotels & Resorts                             BBB-          6.750    11/15/05         750,000          727,857
   Station Casinos, Inc.                                 B+            9.750    04/15/07         750,000          763,125

INDUSTRIAL SERVICES - 0.4%
   Coinmach Corporation                                  B            11.750    11/15/05         500,000          512,500







			    See Notes To Financial Statements

                      ADVANCE CAPITAL I, INC. - BOND FUND
                           PORTFOLIO OF INVESTMENTS
                              DECEMBER 31, 2001
-------------------------------------------------------------------------------




                                                           S & P
                                                          CREDIT                                PRINCIPAL      MARKET
	     FIXED INCOME SECURITIES                      RATING      COUPON    MATURITY         AMOUNT         VALUE
----------------------------------------------------    ---------    --------  ----------    -------------  ------------
INSURANCE - 2.2%
   Allstate Corporation                                  A+            7.500    06/15/13     $   500,000    $     534,108
   CIGNA Corporation                                     A+            8.250    01/01/07         100,000          109,530
   CNA Financial Corporation                             BBB-          6.950    01/15/18         250,000          166,850
   Loews Corporation                                     AA-           6.750    12/15/06         750,000          763,696
   MBIA, Inc.                                            AA            9.375    02/15/11         750,000          883,475

MACHINERY - 0.6%
   Caterpillar, Inc.                                     A+            9.000    04/15/06         100,000          114,951
   Deere & Company                                       A             8.950    06/15/19         500,000          564,642

MEDICAL SERVICES - 1.4%
   HCA - The Healthcare Company                          BB+           8.750    09/01/10         750,000          810,000
   HEALTHSOUTH Corporation                               BB+          10.750    10/01/08         750,000          825,000

MEDICAL SUPPLIES - 0.4%
   Boston Scientific Corporation                         BBB           6.625    03/15/05         500,000          509,905

MORTGAGE-BACKED SECURITIES - 7.6%
   Ginnie Mae                                                          6.500    09/20/31       2,712,550        2,713,264
   Ginnie Mae                                                          6.500    08/20/31       3,899,150        3,900,176
   Ginnie Mae                                                          6.500    02/20/31       2,063,882        2,064,424

NATURAL GAS - 2.9%
   AmeriGas Partners, L.P.                               BB+          10.125    04/15/07         425,000          438,812
   ANR Pipeline Company                                  BBB+          9.625    11/01/21       1,000,000        1,159,717
   Columbia Energy Group                                 BBB           7.320    11/28/10         500,000          491,063
   Tennessee Gas Pipeline                                BBB+          7.500    04/01/17         500,000          476,117
   Williams Cos., Inc.                                   BBB           7.625    07/15/19         750,000          739,168

NEWSPAPER - 0.1%
   Knight-Ridder, Inc.                                   A             9.875    04/15/09          50,000           59,762

OILFIELD SERVICES - 4.0%
   Burlington Resources, Inc.                            BBB+          6.680    02/15/11         750,000          741,610
   Forest Oil Corp.                                      BB            8.000    06/15/08         750,000          753,750
   Noble Drilling Corporation                            A-            7.500    03/15/19       1,000,000          991,871
   Offshore Logistics, Inc.                              BB            7.875    01/15/08         550,000          526,625
   Parker Drilling Company                               B+            9.750    11/15/06         750,000          746,250
   Pride International, Inc.                             BB+           9.375    05/01/07         750,000          789,375

PAPER & FOREST PRODUCTS - 0.6%
   Weyerhaeuser Company                                  A-            6.950    08/01/17         700,000          696,088






			    See Notes To Financial Statements

                      ADVANCE CAPITAL I, INC. - BOND FUND
                           PORTFOLIO OF INVESTMENTS
                              DECEMBER 31, 2001
-------------------------------------------------------------------------------




                                                           S & P
                                                          CREDIT                                PRINCIPAL      MARKET
	     FIXED INCOME SECURITIES                      RATING      COUPON    MATURITY         AMOUNT         VALUE
----------------------------------------------------    ---------    --------  ----------    -------------  ------------
PETROLEUM - 2.6%
   Kerr-McGee Corporation                                BBB           7.000    11/01/11     $   700,000    $     712,476
   Louisiana Land & Exploration Co.                      BBB+          7.650    12/01/23         750,000          745,339
   Magnum Hunter Resources, Inc.                         B            10.000    06/01/07         750,000          735,000
   Ocean Energy, Inc.                                    BB+           8.875    07/15/07         750,000          781,875

PRINTING - 0.7%
   Valassis Communications                               BBB-          6.625    01/15/09         750,000          747,887

PUBLISHING - 0.7%
   News America Holdings                                 BBB-          8.000    10/17/16         800,000          847,382

RAILROAD - 0.2%
   Burlington Northern Santa Fe                          BBB+          8.750    02/25/22         250,000          278,436

RECREATION - 0.4%
   Speedway Motorsports, Inc.                            B+            8.500    08/15/07         500,000          515,000

RENTAL AUTO / EQUIPMENT - 0.6%
   Hertz Corporation                                     BBB           6.625    05/15/08         750,000          720,307

RESTAURANT - 1.3%
   McDonald's Corp.                                      A             7.310    09/15/27         750,000          754,024
   Tricon Global Restaurants, Inc.                       BB            7.650    05/15/08         750,000          753,750

RETAIL STORE - 0.7%
   Michaels Stores, Inc.                                 BB            9.250    07/01/09         800,000          844,000

SECURITIES BROKERAGE - 1.6%
   Lehman Brothers Holdings, Inc.                        A             8.500    08/01/15         750,000          833,311
   Morgan Stanley Dean Witter                            NA            7.250    10/15/23       1,000,000          970,213

SEMICONDUCTOR - 0.9%
   Amkor Technology, Inc.                                B+            9.250    05/01/06         500,000          477,500
   Fairchild Semiconductor International, Inc.           B            10.375    10/01/07         500,000          521,250

STEEL - 0.7%
   AK Steel Corporation                                  BB            9.125    12/15/06         750,000          766,875

TELECOMMUNICATIONS SERVICE - 7.4%
   Ametek, Inc.                                          BBB           7.200    07/15/08         500,000          485,980
   AT&T Corporation                                      BBB+          8.125    07/15/24         750,000          747,939
   Bell Canada                                           A+            9.500    10/15/10         750,000          865,207
   COX Communications, Inc.                              BBB           6.400    08/01/08         700,000          703,815






			    See Notes To Financial Statements

                      ADVANCE CAPITAL I, INC. - BOND FUND
                           PORTFOLIO OF INVESTMENTS
                              DECEMBER 31, 2001
-------------------------------------------------------------------------------




		FIXED INCOME SECURITIES                  S & P
		  PREFERRED STOCK AND                    CREDIT                                PRINCIPAL       MARKET
		 REPURCHASE AGREEMENT                    RATING       COUPON    MATURITY         AMOUNT         VALUE
----------------------------------------------------    ---------    --------  ----------    -------------  ------------
TELECOMMUNICATIONS SERVICE - 7.4% (CONTINUED)
   Deutsche Telekom International                        A-            8.000    06/15/10     $   750,000    $     820,792
   MasTec, Inc.                                          BBB-          7.750    02/01/08         750,000          626,250
   Motorola, Inc.                                        BBB+          7.625    11/15/10         500,000          492,412
   New York Telephone Company                            A+            7.250    02/15/24         500,000          483,867
   Qwest Communications International                    BBB+          7.500    11/01/08         750,000          758,358
   Rogers Cantel, Inc.                                   BB-           8.800    10/01/07         500,000          485,000
   Verizon Communications                                A+            8.750    11/01/21       1,000,000        1,182,746
   WORLDCOM INC                                          BBB+          7.500    05/15/11         750,000          771,506

TOBACCO - 0.1%
   Philip Morris Companies, Inc.                         A-            6.375    02/01/06         100,000          102,579

TOILETRIES/COSMETICS - 1.0%
   Kimberly-Clark Corporation                            AA            7.000    08/15/23         500,000          516,659
   Procter & Gamble Company                              AA-           7.375    03/01/23         575,000          577,185

TRANSPORT SERVICES - 0.9%
   Teekay Shipping Corp                                  BB-           8.875    07/15/11         500,000          512,500
   Stagecoach Holdings PLC                               BBB           8.625    11/15/09         500,000          478,237

UTILITIES - 0.4%
   Texas Utilities Electric                              BBB+          8.875    02/01/22         500,000          523,855
                                                                                                             ------------

TOTAL FIXED-INCOME SECURITIES - 97.3%
   (Cost $109,321,257)                                                                                        111,163,601

TOTAL PREFERRED STOCK - 0.9%
   Travelers Property Casualty Company                   A-            7.750    04/15/26       1,000,000        1,077,253
   (Cost $1,136,778)

REPURCHASE AGREEMENT - 0.3%
   Fifth Third Bank Two Party Repurchase
   Agreement, 1.5%, 12/31/01                                                                                      386,924
                                                                                                             ------------

TOTAL INVESTMENTS IN SECURITIES - 98.5%
   (Cost $110,844,960)                                                                                       $112,627,778
                                                                                                             ============








			    See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                                      MARKET
                    COMMON STOCK                         SHARES        VALUE
-----------------------------------------------------   --------  -------------
ADVERTISING - 0.6%
  Catalina Marketing Corporation*                         5,000   $     173,500
  Harte-Hanks, Inc.                                       8,000         225,360
  Interpublic Group of Companies, Inc.                    9,220         272,359
  Lamar Advertising Company*                              5,700         241,338
  Omnicom Group, Inc.                                     2,000         178,700
  WPP Group PLC - ADR                                     6,089         328,197

AEROSPACE / DEFENSE - 0.9%
  Boeing Company                                         15,140         587,129
  General Dynamics Corporation                            5,700         453,948
  Honeywell International, Inc.                           5,500         186,010
  Lockheed Martin Corporation                             8,000         373,360
  United Technologies Corporation                         6,900         445,947

AIR TRANSPORT - 0.2%
  Southwest Airlines                                     21,000         388,080

APPAREL - 0.4%
  Cintas Corporation                                      8,850         428,252
  Coach Inc.                                              5,500         214,390
  Gucci Group NV - ADR                                    2,800         237,720

AUTO & TRUCK - 0.1%
  General Motors Corporation                              5,400         262,440

BANK - 4.6%
  Bank of America Corporation                            22,313       1,404,603
  Bank of New York Company, Inc.                         16,300         665,040
  BB&T Corporation                                        5,000         180,550
  Boston Private Financial Holding                        5,000         110,350
  City National Corporation                               4,100         192,085
  Community First Bankshares, Inc.                       10,000         256,900
  Fifth Third Bancorp                                     7,500         461,850
  First Tennessee National Corporation                   11,600         420,616
  FleetBoston Financial Corporation                      17,016         621,084
  Investors Financial Services Corp.                      5,500         364,155
  J.P. Morgan Chase & Company                            23,070         838,595
  M & T Bank Corporation                                  4,000         291,400
  Mellon Financial Corporation                           23,800         895,356
  Mercantile Bankshares Corp.                             4,000         172,160
  National City Corporation                               6,500         190,060
  Northern Trust Corporation                              4,400         264,968
  PNC Financial Services Group                           14,900         837,380
  Silicon Valley Bancshares*                              8,500         227,205
  State Street Corporation                                4,800         250,800
  Synovus Financial Corporation                           7,000         175,350
  UCBH Holdings, Inc.                                     6,000         170,640
  U.S. Bancorp                                           20,228         423,372
  Wells Fargo & Company                                  19,630         853,316
  Wilmington Trust Corporation                            5,500         348,205

BEVERAGE - 1.1%
  Anheuser-Busch Companies, Inc.                         14,800         669,108
  Brown-Forman Corporation                                4,000         250,400
  Coca-Cola Company                                       8,500         400,860
  Diageo PLC-ADR                                          4,800         222,096
  PepsiCo, Inc.                                          21,100       1,027,359

BIOTECHNOLOGY - 0.9%
  Amgen, Inc.*                                            1,500          84,660
  Applera Corp.-Celera Genomics Group*                    3,000          80,070
  Biogen, Inc.*                                           1,500          86,025
  Genzyme Corporation*                                    3,000         179,580
  Human Genome Sciences, Inc.*                            6,800         229,296
  Idec Pharmaceuticals Corporation*                       7,000         482,510
  Immunex Corporation*                                    6,300         174,573
  Incyte Genomics, Inc.*                                  4,000          78,240
  Invitrogen Corporation*                                 4,000         247,720
  Millennium Pharmaceuticals, Inc.*                       9,000         220,590
  Protein Design Labs, Inc.*                              9,000         296,370

BROADCASTING / CABLE TV - 1.6%
  AOL Time Warner, Inc.*                                  9,800         314,580
  Clear Channel Communications*                           5,468         278,376
  Cox Radio, Inc.-Class A                                 1,000          25,480
  Emmis Communications Corporation*                       7,200         170,208
  Entercom Communications Corporation*                    6,300         315,000
  Gemstar-TV Guide International, Inc.*                   7,800         216,060








			See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                                      MARKET
                    COMMON STOCK                         SHARES        VALUE
-----------------------------------------------------   --------  -------------
BROADCASTING / CABLE TV - 1.6% (CONTINUED)
  Hispanic Broadcasting Corporation*                      8,700   $     221,850
  Radio One, Inc. - Class A*                              3,300          60,951
  Radio One, Inc. - Class D*                              8,100         145,881
  Regent Communications, Inc.*                           18,000         121,500
  Reuters Group PLC - ADR                                 2,733         163,953
  Salem Communications Corp. - Class A*                   8,500         195,500
  Spanish Broadcasting Systems-Class A                    9,000          89,010
  Univision Communications, Inc.*                         7,100         287,266
  USA Networks, Inc.*                                    12,600         344,106
  Viacom, Inc. - Class B*                                 4,994         220,485
  Walt Disney Company (The)                              21,000         435,120
  Westwood One, Inc.*                                     5,400         162,270

BUILDING MATERIALS - 0.2%
  Insituform Technologies, Inc. - Class A*                6,000         153,480
  Martin Marietta Materials                               5,000         233,000

CHEMICAL - 1.3%
  Dow Chemical Company                                   17,483         590,576
  duPont, E.I. de Nemours & Co.                          11,000         467,610
  Ecolab, Inc.                                            7,800         313,950
  Engelhard Corporation                                  10,000         276,800
  Ferro Corporation                                       8,000         206,400
  Monsanto Company                                       14,500         490,100
  Rohm & Haas Company                                    11,000         380,930
  Sherwin-Williams Company                                5,500         151,250
  Symyx Technologies, Inc.*                               4,800         101,952
  Valspar Corporation                                     6,600         261,360

COMPUTER & PERIPHERALS - 1.1%
  Brocade Communications Systems*                         6,000         198,720
  Dell Computer Corporation*                              7,500         203,850
  Diebold, Inc.                                           3,400         137,496
  Hewlett-Packard Company                                20,200         414,908
  International Business Machines Corp.                  10,500       1,270,185
  Lexmark International, Inc.                             2,000         118,000
  Synopsys, Inc.*                                         3,000         177,210
  VERITAS Software Corporation*                           3,500         156,870

COMPUTER SOFTWARE & SERVICES - 3.6%
  Adobe Systems, Inc.                                     7,300         226,665
  Affiliated Computer Services, Inc.*                     3,500         371,455
  Automatic Data Processing                               8,000         471,200
  BARRA, Inc.*                                            4,250         200,133
  BEA Systems, Inc.*                                      6,000          92,460
  BISYS Group, Inc. (The)*                                7,000         447,930
  BMC Software, Inc.*                                     6,000          98,220
  Cadence Design Systems, Inc.*                           5,700         124,944
  Certegy, Inc.                                           4,000         136,880
  Check Point Software Tech. Ltd.* - ADR                  8,000         319,120
  Choicepoint, Inc.*                                      8,000         405,520
  CNET Networks, Inc.*                                    4,500          40,365
  Computer Associates International, Inc.                 9,000         310,410
  DST Systems, Inc.*                                      5,000         249,250
  Electronic Arts, Inc.*                                  5,000         299,750
  Electronic Data Systems Corp.                           4,000         274,200
  FactSet Research Systems, Inc.                          6,500         227,175
  First Data Corporation                                 10,000         784,500
  Fiserve, Inc.*                                          4,750         201,020
  IMS Health Incorporated                                12,700         247,777
  Informatica Corporation*                                6,000          87,060
  Internet Security Systems, Inc.*                        3,400         109,004
  Interwoven, Inc.*                                       2,000          19,480
  Intuit, Inc.*                                           6,100         260,836
  Keane, Inc.                                             3,000          54,090
  Mercury Interactive Corporation*                        5,000         169,900
  Micromuse, Inc.*                                        4,000          60,000
  Microsoft Corporation*                                 10,800         715,716
  National Instruments Corporation*                       3,200         119,872
  NetIQ Corporation*                                      2,728          96,189
  Oracle Corporation*                                     4,000          55,240
  Peregrine Systems, Inc.*                                7,700         114,191
  SEI Investments Company                                12,600         568,386
  Siebel Systems, Inc.*                                   4,500         125,910
  SunGard Data Systems, Inc.*                             9,000         260,370
  Wind River Systems, Inc.*                               6,000         107,460

DIVERSIFIED - 0.8%
  Actuant Corp.-Class A                                   4,000         134,400








			See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                                      MARKET
                    COMMON STOCK                         SHARES        VALUE
-----------------------------------------------------   --------  -------------
DIVERSIFIED - 0.8% (CONTINUED)
  Corning, Inc.*                                          8,000   $      71,360
  Crane Company                                           7,000         179,480
  Danaher Corporation                                     2,000         120,620
  Illinois Tool Works, Inc.                               9,500         643,340
  Roper Industries, Inc.                                  5,000         247,500
  Tyco International, Ltd. - ADR                          9,500         559,550

ELECTRIC & GAS UTILITIES - 2.7%
  Calpine Corporation*                                    6,000         100,740
  Consolidated Edison, Inc.                               6,400         258,304
  Dominion Resources, Inc.                                8,000         480,800
  Duke Energy Corporation                                17,870         701,576
  Entergy Corporation                                    12,500         488,875
  Exelon Corporation                                     14,625         700,245
  FirstEnergy Corporation                                 6,888         240,942
  Hawaiian Electric Industries, Inc.                      9,100         366,548
  Mirant Corporation*                                     5,566          89,167
  Progress Energy, Inc.                                  14,265         642,353
  Reliant Energy, Inc.                                   12,800         339,456
  RGS Energy Group, Inc.                                 11,000         413,600
  Southern Company (The)                                 14,000         354,900
  TECO Energy, Inc.                                      16,200         425,088
  TXU Corporation                                         9,300         438,495
  XCEL Energy, Inc.                                       8,285         229,826

ELECTRICAL EQUIPMENT - 1.2%
  Emerson Electric Company                               11,500         656,650
  General Electric Company                               43,000       1,723,870
  Littlefuse, Inc.*                                       6,500         170,560
  Molex, Inc.                                             6,160         166,628

ELECTRONICS - 1.1%
  Agilent Technologies, Inc.*                             2,326          66,314
  Applera Corp-Applied Biosystems Group                   4,000         157,080
  AVX Corp.                                              15,000         353,850
  Flextronics International Ltd.* - ADR                   6,300         151,137
  Jabil Circuit, Inc.*                                    4,000          90,880
  Mettler-Toledo International                            2,000         103,700
  Micrel, Inc.*                                           6,600         173,118
  Millipore Corporation                                   6,000         364,200
  Sanmina Corporation*                                   14,400         286,560
  Symbol Technologies, Inc.                              15,187         241,170
  Technitrol, Inc.                                        7,000         193,340
  Waters Corporation*                                     7,500         290,625

ENVIRONMENTAL - 0.2%
  Waste Management, Inc.                                 14,000         446,740

FINANCIAL SERVICES - 4.2%
  American Express Company                               15,000         535,350
  Amvescap PLC - ADR                                      8,750         253,925
  Capital One Financial Corporation                       2,000         107,900
  Citigroup, Inc.                                        48,544       2,450,501
  Concord EFS, Inc.*                                     15,000         491,700
  Dun & Bradstreet Corporation*                           5,850         206,505
  Eaton Vance Corporation                                10,000         355,500
  Fannie Mae                                             21,300       1,693,350
  Federated Investors, Inc.                              12,500         398,500
  Franklin Resources, Inc.                                7,900         278,633
  Freddie Mac                                            14,500         948,300
  Goldman Sachs Group, Inc.                               2,700         250,425
  Instinet Group, Inc.                                    1,500          15,075
  Moody's Corporation                                    11,700         466,362
  Morgan Stanley Dean Witter & Co.                        8,000         447,520
  Neuberger Berman, Inc.                                  4,500         197,550
  Paychex, Inc.                                           7,593         266,059
  Stilwell Financial, Inc.                                9,000         244,980
  Waddell & Reed Financial, Inc.                          8,500         273,700

FOOD PROCESSING - 1.1%
  General Mills, Inc.                                    14,800         769,748
  Heinz (H.J.) Company                                    7,000         287,840
  Hershey Foods Corporation                               5,800         392,660
  Kellogg Company                                         7,000         210,700
  Tootsie Roll Industries, Inc.                           6,584         257,303
  Unilever N.V.                                           4,000         230,440
  Wrigley (WM.) Jr. Company                               8,000         410,960








			See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                                      MARKET
                    COMMON STOCK                         SHARES        VALUE
-----------------------------------------------------   --------  -------------
FURNITURE / HOME FURNISHINGS - 0.0%
  HON INDUSTRIES, Inc.                                    3,300   $      91,245

GROCERY - 0.1%
  Albertson's, Inc.                                       9,000         283,410

HOMEBUILDING - 0.1%
  Lennar Corporation                                      4,700         220,054

HOTEL/GAMING - 0.1%
  Marriott International-Class A                          4,000         162,600

HOUSEHOLD PRODUCTS - 0.1%
  Clorox Company                                          5,500         217,525

INDUSTRIAL SERVICES - 1.0%
  Apollo Group, Inc.*                                    10,075         453,476
  DeVry, Inc.*                                           10,200         290,190
  Equifax, Inc.                                           8,000         193,200
  F.Y.I., Inc.*                                           7,000         234,500
  Iron Mountain, Inc.*                                    5,500         240,900
  ITT Educational Services, Inc.*                         6,700         247,029
  Manpower, Inc.                                          7,000         235,970
  Robert Half International, Inc.*                        9,500         253,650
  Viad Corporation                                        6,900         163,392

INSURANCE - 2.8%
  AFLAC, Inc.                                            15,600         383,136
  Ambac Financial Group, Inc.                             5,800         335,588
  American International Group, Inc.                     22,580       1,792,853
  Gallagher, Arthur J. & Co.                              6,500         224,185
  Hartford Financial Services Group, Inc.                 4,000         251,320
  Lincoln National Corporation                            9,500         461,415
  Marsh & McLennan Companies, Inc.                        7,600         816,620
  MBIA, Inc.                                              9,750         522,893
  MGIC Investment Corporation                             4,800         296,256
  Progressive Corporation                                 3,000         447,900
  Radian Group, Inc.                                      8,400         360,780
  The PMI Group, Inc.                                     4,500         301,545
  Triad Guaranty, Inc.*                                   7,000         253,890
  XL Capital Ltd.                                         1,900         173,584

INTERNET - 0.6%
  eBay, Inc.*                                             6,200         414,780
  Macromedia, Inc.*                                       3,500          62,300
  Netegrity, Inc,                                         1,000          19,360
  Openwave Systems, Inc.*                                 4,000          39,160
  Symantec Corporation*                                   5,000         331,650
  TMP Worldwide, Inc.*                                    6,000         257,400
  VeriSign, Inc.*                                         5,000         190,200
  webMethods, Inc.*                                       2,000          33,520

MACHINERY - 0.7%
  Caterpillar, Inc.                                       3,600         188,100
  Cognex Corporation*                                     4,100         105,001
  Deere & Company                                         4,200         183,372
  Donaldson Company, Inc.                                 6,800         264,112
  Dover Corporation                                      11,700         433,719
  Grainger (W.W.), Inc.                                   7,500         360,000
  IDEX Corporation                                        4,000         138,000

MEDICAL SERVICES - 0.6%
  Anthem, Inc,                                            2,300         113,850
  Laboratory Corp. of America Holdings*                   2,900         234,465
  Lincare Holdings, Inc.*                                 8,000         229,200
  Quest Diagnostics, Inc.*                                6,000         430,260
  Renal Care Group, Inc,                                  5,500         176,550
  Wellpoint Health Networks, Inc.*                        2,300         268,755

MEDICAL SUPPLIES - 2.1%
  Apogent Technologies, Inc.*                             6,000         154,800
  ArthroCare Corporation*                                 7,800         139,854
  Baxter International, Inc.                             22,000       1,179,860
  Biomet, Inc.                                           12,250         378,525
  Cytec Corporation                                       6,000         156,600
  Guidant Corporation*                                    7,000         348,600
  Hillenbrand Industries, Inc.                            5,500         303,985








			See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                                      MARKET
                    COMMON STOCK                         SHARES        VALUE
-----------------------------------------------------   --------  -------------
MEDICAL SUPPLIES - 2.1% (CONTINUED)
  Johnson & Johnson                                      16,036   $     947,728
  Medtronic, Inc.                                         2,000         102,420
  Patterson Dental Company                                4,500         184,185
  ResMed, Inc.*                                           4,600         248,032
  Stryker Corporation                                     5,200         303,524
  St. Jude Medical, Inc.                                  2,500         194,125
  Techne Corporation*                                     5,000         184,250

METAL FABRICATING - 0.1%
  Kaydon Corporation                                      8,500         192,780

METALS & MINING - 0.3%
  Alcoa, Inc.                                            19,000         675,450

NATURAL GAS - 0.2%
  El Paso Corporation                                     5,000         223,050
  Williams Companies, Inc. (The)                         11,000         280,720

NEWSPAPER - 0.1%
  Gannett Company, Inc.                                   4,800         322,704

OFFICE EQUIPMENT & SUPPLIES - 0.8%
  Avery Dennison Corporation                              2,700         152,631
  Minnesota Mining & Manufacturing Co.                   10,300       1,217,563
  Pitney Bowes, Inc.                                     13,000         488,930

OILFIELD SERVICES - 2.0%
  Baker Hughes, Inc.                                     16,000         583,520
  BJ Services Company*                                   10,800         350,460
  Cooper Cameron Corporation*                             3,900         157,404
  Diamond Offshore Drilling                               5,500         167,200
  Exxon Mobil Corporation                                62,602       2,460,259
  Schlumberger Ltd.                                       6,680         367,066
  Smith International, Inc.*                              5,800         310,996
  Weatherford International, Inc.*                        5,300         197,478

PACKAGING & CONTAINTER - 0.1%
  Sealed Air Corporation*                                 6,500         265,330

PAPER & FOREST PRODUCTS - 0.4%
  Georgia-Pacific Group                                   4,800         132,528
  International Paper Company                            13,000         524,550
  Weyerhaeuser Company                                    6,400         346,112

PETROLEUM - 2.0%
  Apache Corporation                                      5,720         285,314
  BP PLC - ADR                                           28,492       1,325,163
  ChevronTexaco Corp.                                    20,771       1,861,289
  Devon Energy Corporation                                4,500         173,925
  Royal Dutch Petroleum Co. - ADR                        21,100       1,034,322

PHARMECUTICALS - 4.3%
  Abbott Laboratories                                    18,375       1,024,406
  Abgenix, Inc.*                                          2,500          84,100
  Allergan, Inc.                                          3,400         255,170
  American Home Products Corp.                           19,300       1,184,248
  AstraZeneca PLC - ADR                                  12,500         582,500
  Bristol-Myers Squibb Company                           20,000       1,020,000
  Cardinal Health, Inc.                                   4,050         261,873
  Cephalon, Inc.*                                         3,500         264,548
  Elan Corporation PLC* - ADR                             4,000         180,240
  Eli Lilly & Company                                     5,000         392,700
  Express Scripts, Inc.*                                  6,500         303,940
  Forest Laboratories, Inc.*                              2,000         163,900
  Gilead Sciences, Inc.*                                  5,400         354,888
  GlaxoSmithKline PLC* - ADR                             10,000         498,200
  MedImmune, Inc.*                                        5,600         259,560
  Merck & Company, Inc.                                  17,000         999,600
  Pfizer, Inc.                                           15,125         602,731
  Pharmacia Corporation                                  10,115         431,405
  QLT, Inc.*                                              3,500          88,935
  Schering-Plough Corporation                            17,500         626,675
  Shire Pharmaceuticals PLC* - ADR                        7,534         275,744
  Vertex Pharmaceuticals, Inc.                            2,050          50,410

PRECISION INSTRUMENT - 0.2%
  CUNO Incorporated*                                      6,000         183,000
  Dionex Corporation*                                     2,500          63,775
  Parker-Hannifin Corporation                             2,575         118,218









			See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                                      MARKET
                    COMMON STOCK                         SHARES        VALUE
-----------------------------------------------------   --------  -------------
PRINTING - 0.1%
  Valassis Communications, Inc.*                          7,400   $     263,588

PUBLISHING - 0.6%
  McGraw-Hill Companies, Inc.                            14,000         853,720
  Meredith Corporation                                    5,700         203,205
  Value Line, Inc.                                        5,700         276,336

REAL ESTATE INVESTMENT MANAGEMENT - 0.3%
  Jones Lang LaSalle, Inc.*                              11,000         198,550
  Security Capital Group, Inc. - Class B*                13,400         339,958
  Trammell Crow Company*                                 13,500         157,950

REAL ESTATE INVESTMENT TRUST - 1.6%
  Archstone Communities Trust                            19,900         523,370
  CarrAmerica Realty Corporation                          7,000         210,700
  Duke Realty Corporation                                11,200         272,496
  Equity Office Properties Trust                         24,375         733,200
  Equity Residential Properties Trust                    15,000         430,650
  Prologis Trust                                         26,908         578,791
  Rouse Company                                          10,800         316,332
  Simon Property Group, Inc.                             14,400         422,352
  Weingarten Realty Investors                             5,200         249,600

RECREATION - 0.4%
  Brunswick Corporation                                  12,000         261,120
  Carnival Corporation                                    4,000         112,320
  Harley-Davidson, Inc.                                   8,000         434,480
  Sabre Holdings Corporation*                             4,000         169,400

RESTAURANT - 0.4%
  McDonald's Corporation                                 13,500         357,345
  Outback Steakhouse, Inc.*                              10,000         342,500
  Starbucks Corporation*                                 16,000         304,800

RETAIL STORE - 1.8%
  Bed Bath & Beyond, Inc.*                               16,000         542,400
  BJ's Wholesale Club, Inc.*                              3,400         149,940
  CDW Computer Centers, Inc.*                             4,000         214,840
  CVS Corporation                                         3,400         100,640
  Dollar General Corporation                             15,257         227,329
  Dollar Tree Stores, Inc.*                               7,300         225,643
  Family Dollar Stores                                   11,000         329,780
  Kohl's Corporation*                                     2,000         140,880
  Men's Warehouse, Inc. (The)*                            5,250         108,413
  RadioShack Corporation                                  5,000         150,500
  Ross Stores, Inc.                                      12,500         401,000
  Staples, Inc.*                                          4,300          80,410
  Target Corporation                                     12,000         492,600
  Tiffany & Company                                      11,700         368,199
  TJX Companies, Inc.                                    10,900         434,474
  Williams-Sonoma, Inc.*                                  7,500         321,750

SECURITIES BROKERAGE - 1.0%
  A.G. Edwards, Inc.                                      7,000         309,190
  Bear Stearns Companies, Inc. (The)                      5,176         303,521
  Charles Schwab Corporation                             12,337         190,853
  Investment Technology Group, Inc.                       8,439         329,712
  LaBranche & Co, Inc.*                                   7,600         261,896
  Legg Mason, Inc.                                        5,600         279,888
  Merrill Lynch & Company, Inc.                           8,800         458,656
  Raymond James Financial, Inc.                           5,500         195,360

SEMICONDUCTORS - 2.2%
  Altera Corporation*                                    11,000         233,420
  Analog Devices, Inc.*                                   7,300         324,047
  Applied Materials, Inc.*                                8,000         320,800
  Applied Micro Circuits Corporation*                    11,000         124,520
  Broadcom Corporation*                                   5,000         204,900
  Cree, Inc.*                                             3,000          88,380
  Intel Corporation                                      18,000         566,100
  KLA-Tencor Corporation*                                 5,500         272,580
  Lam Research Corporation*                               3,000          69,660
  Lattice Semiconductor Corporation*                      9,200         189,244
  Linear Technology Corporation                           7,300         284,992
  Maxim Integrated Products, Inc.*                        8,557         449,328
  Microchip Technology, Inc.*                             6,375         246,968
  MIPS Technologies, Inc. - Class B*                      4,500          35,910
  National Semiconductor Corp.*                           3,800         117,002









			See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                                      MARKET
                    COMMON STOCK                         SHARES        VALUE
-----------------------------------------------------   --------  -------------
SEMICONDUCTOR - 2.2% (CONTINUED)
  Nvidia Corporation                                      4,000   $     267,600
  PMC-Sierra, Inc.*                                       3,000          63,780
  QLogic Corporation*                                     3,000         133,530
  Semtech Corporation*                                    6,500         231,985
  Teradyne, Inc.*                                         4,500         135,630
  Texas Instruments, Inc.                                12,400         347,200
  Triquint Semiconductor, Inc.                            2,301          28,210
  Vitesse Semiconductor Corporation*                      6,000          74,760
  Xilinx, Inc.*                                           8,400         328,020

STEEL - 0.2%
  Nucor Corporation                                       6,800         360,128

TELECOMMUNICATIONS EQUIPMENT - 0.4%
  Cisco Systems, Inc.*                                   16,000         289,760
  Comverse Technology, Inc.*                              5,400         120,798
  Finisar Corporation*                                    5,000          50,850
  JDS Uniphase Corporation*                              11,600         101,268
  Network Appliance, Inc.*                                5,600         122,472
  Newport Corporation                                     2,500          48,200
  RF Micro Devices, Inc.*                                 3,000          57,690
  SBA Communications Corporation*                         3,500          45,570
  Scientific-Atlanta, Inc.                                2,500          59,850

TELECOMMUNICATIONS SERVICE - 2.7%
  ALLTEL Corporation                                     11,786         727,550
  BellSouth Corporation                                  32,000       1,220,800
  CenturyTel, Inc.                                        8,000         262,400
  SBC Communications, Inc.                               43,396       1,699,821
  Sprint Corporation                                      8,400         168,672
  Verizon Communications, Inc.                           40,950       1,943,487
  Western Wireless Corporation*                           6,700         189,275

TOBACCO - 0.7%
  Philip Morris Companies, Inc.                          25,900       1,186,479
  UST, Inc.                                              11,500         402,500

TOILETRIES / COSMETICS - 1.4%
  Avon Products, Inc.                                    12,500         581,250
  Colgate-Palmolive Company                               6,500         375,375
  Gillette Company                                       13,000         434,200
  Kimberly-Clark Corporation                             14,000         837,200
  Proctor & Gamble Company                               12,400         981,212

TOYS - 0.1%
  Mattel, Inc.                                           11,125         191,350

TRANSPORT SERVICES - 0.4%
  C.H. Robinson Worldwide, Inc.                           7,000         202,405
  EGL, Inc.*                                              1,000          13,950
  Expeditors International of Washington, Inc.            7,500         427,125
  UTI Worldwide, Inc.                                    12,000         234,840

WATER UTILITY - 0.2%
  American Water Works Co., Inc.                         10,500         438,375
                                                                  -------------

TOTAL COMMON STOCK - 61.1%
  (Cost $102,019,143)                                             $ 142,293,130
                                                                  =============







*Securities are non-income producing
ADR - American Depositary Receipts



			See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                    S & P
                                                    CREDIT                              PRINCIPAL        MARKET
	    FIXED INCOME SECURITIES                 RATING      COUPON     MATURITY       AMOUNT          VALUE
------------------------------------------------  ---------    --------   ---------    ------------    -------------
AEROSPACE / DEFENSE - 0.7%
   Goodrich (BF) Company                           BBB+          6.800     02/01/18    $  1,000,000    $     864,771
   Lockheed Martin Corporation                     BBB-          7.650     05/01/16         750,000          816,142

AIR TRANSPORT - 0.5%
   Federal Express Corporation                     BBB+          8.760     05/22/15       1,100,000        1,175,625

AUTO PARTS - 0.3%
   TRW, Inc.                                       BBB           6.250     01/15/10         750,000          693,685

AUTO & TRUCK - 0.8%
   Ford Motor Company                              BBB+          6.500     08/01/18       1,000,000          851,755
   General Motors Corporation                      BBB+          7.700     04/15/16       1,000,000        1,011,848

BANK - 5.1%
   ABN AMRO Bank NV                                AA-           7.300     12/01/26       1,000,000          989,140
   Bank One Corporation                            A-           10.000     08/15/10         750,000          905,188
   Bank of America Corporation                     A             7.750     08/15/15       1,250,000        1,364,054
   Barclays Bank PLC                               AA-           7.400     12/15/09       1,000,000        1,084,714
   Citicorp, Inc.                                  A+            7.250     10/15/11         750,000          799,982
   Comerica Bank                                   A-            7.125     12/01/13       1,050,000        1,067,059
   J.P. Morgan Chase & Company                     A+            6.750     08/15/08       1,000,000        1,036,758
   MBNA America Bank, N.A.                         BBB+          7.750     09/15/05         500,000          518,044
   MBNA America Bank, N.A.                         BBB           6.750     03/15/08         500,000          482,916
   Republic New York Corporation                   A             7.000     03/22/11         500,000          508,335
   Royal Bank of Scotland PLC                      A             6.375     02/01/11       1,000,000          987,092
   Swiss Bank Corporation-NY                       AA            7.375     07/15/15       1,000,000        1,080,549
   Wachovia Corporation                            A-            6.375     02/01/09       1,000,000        1,012,466

BEVERAGE - 0.4%
   Anheuser-Busch Companies, Inc.                  A+            7.125     07/01/17       1,000,000        1,043,712

BROADCASTING/CABLE TV - 0.9%
   Continental Cablevision, Inc.                   BBB+          9.500     08/01/13       1,000,000        1,132,630
   Time Warner, Inc.                               BBB+          7.250     10/15/17       1,000,000        1,020,055

BUILDING MATERIALS - 0.2%
   Masco Corporation                               BBB+          7.125     08/15/13         500,000          496,476







			See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                    S & P
                                                    CREDIT                              PRINCIPAL        MARKET
	    FIXED INCOME SECURITIES                 RATING      COUPON     MATURITY       AMOUNT          VALUE
------------------------------------------------  ---------    --------   ---------    ------------    -------------
CHEMICAL - 0.9%
   Crompton Corporation                            BBB-          6.125     02/01/06    $    500,000    $     483,448
   Crompton Corporation                            BBB-          7.750     04/01/23         500,000          398,598
   Union Carbide Corporation                       A             6.700     04/01/09       1,250,000        1,284,775

COMPUTER & PERIPHERALS - 1.4%
   Dell Computer Corporation                       BBB+          6.550     04/15/08       1,000,000        1,004,408
   IBM Corporation                                 A+            8.375     11/01/19       1,000,000        1,188,100
   Sun Microsystems, Inc.                          BBB+          7.650     08/15/09       1,000,000        1,015,057

COMPUTER SOFTWARE & SERVICES - 0.4%
   Computer Associates International, Inc.         BBB+          6.500     04/15/08       1,000,000          957,298

DIVERSIFIED - 1.1%
   Norsk Hydro ASA                                 A             9.000     04/15/12       1,250,000        1,474,799
   Tyco International Group SA                     A             6.375     06/15/05       1,000,000        1,030,175

ELECTRIC & GAS UTILITIES - 4.6%
   Alabama Power Company                           A             7.300     11/01/23         500,000          501,137
   Consolidated Edison, Inc.                       A+            6.450     12/01/07       1,000,000        1,016,515
   Dayton Power & Light Company                    BBB+          8.150     01/15/26         500,000          516,974
   Delmarva Power & Light Company                  A-            8.500     02/01/22         500,000          505,342
   Dominion Virginia Power                         A             7.500     06/01/23       1,000,000        1,003,274
   Duquesne Light Company                          BBB+          7.550     06/15/25       1,000,000          987,384
   Exelon Corporation                              BBB+          6.750     05/01/11       1,000,000        1,013,511
   Florida Power Corporation                       BBB+          8.000     12/01/22       1,000,000        1,036,100
   Jersey Central Power & Light Company            BBB+          6.750     11/01/25         750,000          678,673
   Potomac Edison Company                          A+            7.750     05/01/25         500,000          514,990
   Progress Energy, Inc.                           BBB           7.100     03/01/11         750,000          779,474
   Public Service Electric & Gas                   A-            7.000     09/01/24       1,000,000          959,570
   TXU Corporation                                 BBB+          6.564     07/01/05         500,000          512,258
   TXU Corporation                                 BBB+          7.875     03/01/23         750,000          766,330

ELECTRONICS - 0.4%
   Koninklijke Philips Electronics N.V.            A-            7.250     08/15/13       1,000,000          975,815

ENTERTAINMENT - 0.4%
   Viacom, Inc.                                    A-            7.500     07/15/23       1,000,000          987,946








			See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                    S & P
                                                    CREDIT                              PRINCIPAL        MARKET
	    FIXED INCOME SECURITIES                 RATING      COUPON     MATURITY       AMOUNT          VALUE
------------------------------------------------  ---------    --------   ---------    ------------    -------------
FINANCIAL SERVICES - 4.0%
   American General Finance Corporation            A+            8.125     08/15/09    $  1,000,000    $   1,089,100
   Associates Corporation                          AA-           6.950     11/01/18         800,000          823,572
   BHP Finance USA Ltd.                            A             7.250     03/01/16         500,000          506,784
   Dow Capital BV                                  A             8.700     05/15/22         550,000          555,901
   General Electric Capital Corporation            AAA           8.300     09/20/09         500,000          561,255
   Goldman Sachs Group L.P.                        A+            6.875     01/15/11       1,000,000        1,024,186
   Household Finance Corporation                   A             6.375     08/01/10       1,000,000          972,205
   Morgan, J.P. & Company                          A+            6.250     02/15/11         750,000          744,244
   Santander Finance Issuances                     A             6.375     02/15/11       1,000,000          948,265
   Sprint Capital Corporation                      BBB+          6.900     05/01/19       1,000,000          936,686
   Washington Mutual, Inc.                         BBB           8.250     04/01/10       1,000,000        1,106,960

FOOD PROCESSING - 0.4%
   Nabisco, Inc.                                   A             7.050     07/15/07       1,000,000        1,057,987

FOOD WHOLESALERS - 0.1%
   Sysco Corporation                               AA-           7.250     04/15/07         250,000          271,048

FOREIGN GOVERNMENT - 0.9%
   Province of Nova Scotia                         A-            7.250     07/27/13       1,000,000        1,097,428
   Province of Quebec                              A+            7.125     02/09/24       1,000,000        1,054,987

GROCERY - 0.2%
   SUPERVALU,  Inc.                                BBB           6.640     06/09/06         500,000          479,232

HOTEL / GAMING - 0.5%
   Hilton Hotels Corporation                       BBB-          7.200     12/15/09         750,000          677,251
   MGM Mirage, Inc.                                BBB-          7.250     08/01/17         500,000          412,618

INSURANCE - 1.7%
   Allstate Corporation                            A+            7.500     06/15/13       1,000,000        1,068,217
   CIGNA Corporation                               A+            8.250     01/01/07         750,000          821,478
   Loews Corporation                               AA-           6.750     12/15/06       1,000,000        1,018,261
   MBIA, Inc.                                      AA            9.375     02/15/11         950,000        1,119,069

MACHINERY - 0.4%
   Case Corporation                                BB            7.250     01/15/16         500,000          373,147
   Clark Equipment Company                         A-            8.000     05/01/23         500,000          496,879









			See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                    S & P
                                                    CREDIT                              PRINCIPAL        MARKET
	    FIXED INCOME SECURITIES                 RATING      COUPON     MATURITY       AMOUNT          VALUE
------------------------------------------------  ---------    --------   ---------    ------------    -------------
METALS & MINING - 0.2%
   Placer Dome, Inc.                               BBB+          7.750     06/15/15    $    500,000    $     469,677

NATURAL GAS - 1.0%
   Columbia Energy Group                           BBB           7.320     11/28/10       1,000,000          982,127
   Southwestern Energy Company                     BBB           6.700     12/01/05         500,000          506,440
   Tennessee Gas Pipeline                          BBB+          7.500     04/01/17         800,000          761,787

NEWSPAPER - 0.1%
   Knight-Ridder, Inc.                             A             9.875     04/15/09         100,000          119,524

OILFIELD SERVICES - 0.8%
   Noble Drilling Corporation                      A-            7.500     03/15/19       1,000,000          991,871
   Smith International, Inc.                       BBB+          7.000     09/15/07         750,000          770,981

PAPER & FOREST PRODUCTS - 0.7%
   Pactiv Corporation                              BBB-          8.125     06/15/17         500,000          530,685
   Weyerhaeuser Company                            A-            6.950     08/01/17       1,000,000          994,411

PETROLEUM - 1.2%
   EOG Resources, Inc.                             BBB+          6.000     12/15/08         250,000          242,398
   Kerr-McGee Corporation                          BBB           7.000     11/01/11         950,000          966,932
   Louisiana Land & Exploration Co.                BBB+          7.625     04/15/13       1,000,000        1,059,664
   Phillips Petroleum Company                      BBB+          8.860     05/15/22         500,000          524,893

PUBLISHING - 0.5%
   News America Holdings                           BBB-          8.000     10/17/16       1,000,000        1,059,227

RAILROAD - 0.5%
   Burlington Northern Santa Fe                    BBB+          8.750     02/25/22       1,000,000        1,113,746

RENTAL AUTO / EQUIPMENT - 0.4%
   Hertz Corporation                               BBB           6.625     05/15/08       1,000,000          960,409

RETAIL STORE - 0.1%
   Target Corporation                              A+            9.625     02/01/08         200,000          244,374








			See Notes To Financial Statements

                     ADVANCE CAPITAL I, INC. - BALANCED FUND
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2001
-------------------------------------------------------------------------------





                                                   S & P
	 FIXED INCOME SECURITIES AND               CREDIT                               PRINCIPAL         MARKET
	     REPURCHASE AGREEMENT                  RATING      COUPON     MATURITY        AMOUNT           VALUE
------------------------------------------------  ---------    --------   ---------    ------------    -------------
SECURITIES BROKERAGE - 1.2%
   Lehman Brothers Holdings, Inc.                  A             8.500     08/01/15    $  1,000,000    $   1,111,081
   Merrill Lynch & Company, Inc.                   AA-           7.190     08/07/12         750,000          762,577
   Morgan Stanley Dean Witter                      AA-           6.750     10/15/13       1,000,000          991,404

SEMICONDUCTOR - 0.4%
   Applied Materials, Inc.                         A-            7.125     10/15/17       1,000,000        1,005,816

TELECOMMUNICATIONS SERVICE - 3.1%
   Bell Canada                                     A+            9.500     10/15/10       1,200,000        1,384,331
   COX Communications, Inc.                        BBB           6.850     01/15/18         550,000          520,358
   Deutsche Telekom International                  A-            8.000     06/15/10       1,000,000        1,094,389
   Michigan Bell Telephone                         AA-           7.500     02/15/23         750,000          737,099
   Motorola, Inc.                                  BBB+          7.625     11/15/10         750,000          738,617
   Verizon Communications                          A+            6.460     04/15/08       1,000,000        1,021,596
   Vodafone Group PLC                              A             7.500     07/15/06       1,000,000        1,082,054
   WorldCom, Inc.                                  BBB+          7.750     03/15/24         750,000          721,669

TOILETRIES / COSMETICS - 0.4%
   Procter & Gamble Company                        AA-           7.375     03/01/23       1,000,000        1,003,801

UTILITIES - 0.3%
   Reliant Energy HL&P                             BBB+          7.750     03/15/23         600,000          611,463

U.S. GOVERNMENT - 0.5%
   U.S. Treasury - Bond                                          6.625     05/15/07       1,000,000        1,093,750
                                                                                                       -------------
TOTAL FIXED-INCOME SECURITIES - 37.7%
   (Cost $86,576,861)                                                                                     87,930,858

REPURCHASE AGREEMENT - 0.6%
   Fifth Third Bank Two Party Repurchase
   Agreement, 1.5%, due 12/31/01                                                                           1,461,025

TOTAL COMMON STOCK - 61.1%
   (Cost $102,019,143)                                                                                   142,293,130
                                                                                                       -------------

TOTAL INVESTMENTS IN SECURITIES - 99.4%
   (Cost $190,057,029)                                                                                 $ 231,685,013
                                                                                                       =============








			See Notes To Financial Statements

              ADVANCE CAPITAL I, INC. - RETIREMENT INCOME FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
------------------------------------------------------------------------------





                                                          S & P
                                                          CREDIT                               PRINCIPAL          MARKET
                FIXED INCOME SECURITIES                   RATING     COUPON     MATURITY         AMOUNT            VALUE
------------------------------------------------------  --------    -------    ---------    --------------    -------------
ADVERTISING - 0.6%
   News Corporation Ltd.                                  BB+          8.750     02/15/06    $   1,125,000    $   1,144,687

AEROSPACE / DEFENSE - 1.6%
   AAR Corporation                                        BBB-         7.250     10/15/03          500,000          509,141
   Boeing Company                                         AA-          9.750     04/01/12        1,000,000        1,214,942
   Lockheed Martin Corporation                            BBB-         7.875     03/15/23          500,000          492,024
   Lockheed Martin Corporation                            BBB-         7.750     04/15/23        1,000,000          943,208

AIR TRANSPORT - 0.9%
   Federal Express Corporation                            BBB+         7.630     01/01/15        1,000,000        1,007,500
   Northwest Airlines, Inc.                               B+           8.700     03/15/07        1,000,000          774,293

AUTO PARTS - 0.6%
   TRW, Inc.                                              BBB          9.375     04/15/21        1,000,000        1,106,108

AUTO & TRUCK - 2.0%
   DaimlerChrysler NA Holdings                            BBB+         7.750     01/18/11        1,000,000        1,037,584
   Ford Motor Company                                     BBB+         8.875     11/15/22        2,000,000        2,022,886
   General Motors Corporation                             BBB+         8.100     06/15/24        1,000,000          984,146

BANK - 6.9%
   ABN AMRO Bank NV                                       AA-          7.300     12/01/26          500,000          494,570
   Bank of America Corporation                            A            7.125     03/01/09        1,000,000        1,066,126
   Bank of America Corporation                            A           10.200     07/15/15        1,000,000        1,270,281
   Bank One Corporation                                   A-           7.750     07/15/25        1,000,000        1,076,140
   Bankers Trust Corporation                              A+           7.500     11/15/15        1,500,000        1,594,628
   Barclays Bank PLC                                      AA-          7.400     12/15/09        1,000,000        1,084,714
   Capital One Financial Corporation                      BB+          7.250     05/01/06        1,000,000          954,065
   Comerica Bank                                          A-           7.125     12/01/13        1,500,000        1,524,371
   Dresdner Bank - New York                               A+           7.250     09/15/15        1,500,000        1,572,968
   National City Corporation                              A-           6.875     05/15/19        1,000,000          978,895
   Republic New York Corporation                          A            9.125     05/15/21        1,000,000        1,189,059
   Royal Bank of Scotland PLC                             A            6.375     02/01/11        1,000,000          987,092







			See Notes To Financial Statements

              ADVANCE CAPITAL I, INC. - RETIREMENT INCOME FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
------------------------------------------------------------------------------





                                                          S & P
                                                          CREDIT                               PRINCIPAL          MARKET
                FIXED INCOME SECURITIES                   RATING     COUPON     MATURITY         AMOUNT            VALUE
------------------------------------------------------  --------    -------    ---------    --------------    -------------
BEVERAGE - 0.8%
   Anheuser-Busch Companies, Inc.                         A+           7.125     07/01/17    $   1,500,000    $   1,565,568

BROADCASTING / CABLE TV - 4.5%
   Adelphia Communications                                B+           9.875     03/01/07        1,500,000        1,485,000
   Charter Communications Holdings LLC                    B+           8.625     04/01/09        1,500,000        1,440,000
   Clear Channel Communications                           BB+          8.750     06/15/07        1,250,000        1,300,000
   Comcast Corporation                                    BBB          8.875     04/01/07          500,000          538,700
   Continental Cablevision, Inc.                          BBB+         9.500     08/01/13          500,000          566,315
   CSC Holdings, Inc.                                     BB+          7.875     02/15/18          500,000          486,826
   Rogers Cablesystems Ltd.                               BBB-        10.000     12/01/07          500,000          540,000
   Rogers Cablesystems Ltd.                               BBB-        10.000     03/15/05          500,000          542,500
   Time Warner, Inc.                                      BBB+         9.125     01/15/13        1,000,000        1,185,315
   Turner Broadcasting System, Inc.                       BBB+         8.375     07/01/13          750,000          851,315

CHEMICAL - 1.6%
   Crompton Corporation                                   BBB-         6.125     02/01/06          500,000          483,448
   Crompton Corporation                                   BBB-         7.750     04/01/23        1,500,000        1,195,796
   Eastman Chemical Company                               BBB          7.250     01/15/24        1,000,000          854,390
   Union Carbide Chemicals & Plastics Co.                 A            7.875     04/01/23          600,000          670,348

COMPUTER & PERIPHERALS - 2.6%
   Dell Computer Corporation                              BBB+         6.550     04/15/08        1,000,000        1,004,408
   IBM Corporation                                        A+           8.375     11/01/19        1,500,000        1,782,150
   Sun Microsystems, Inc.                                 BBB+         7.650     08/15/09        1,500,000        1,522,585
   Unisys Corporation                                     BB+          8.125     06/01/06        1,000,000          995,000

COMPUTER SOFTWARE & SERVICES - 0.6%
   Computer Associates International, Inc.                BBB+         6.375     04/15/05        1,250,000        1,255,596

DIVERSIFIED - 1.6%
   Norsk Hydro ASA                                        A            9.000     04/15/12        1,500,000        1,769,758
   Tyco International Group SA                            A            6.125     11/01/08        1,500,000        1,481,160








			See Notes To Financial Statements

              ADVANCE CAPITAL I, INC. - RETIREMENT INCOME FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
------------------------------------------------------------------------------





                                                          S & P
                                                          CREDIT                               PRINCIPAL          MARKET
                FIXED INCOME SECURITIES                   RATING     COUPON     MATURITY         AMOUNT            VALUE
------------------------------------------------------  --------    -------    ---------    --------------    -------------
ELECTRIC & GAS UTILITIES - 9.0%
   AES Corporation                                        BB           9.375     09/15/10    $   1,000,000    $     890,000
   Alabama Power Company                                  A            7.450     07/01/23        1,000,000        1,013,532
   Calpine Corporation                                    BB+          7.875     04/01/08        1,800,000        1,631,579
   Consolidated Edison, Inc.                              AAA          7.500     06/15/23        1,000,000        1,020,605
   Dayton Power & Light Company                           BBB+         8.150     01/15/26        1,000,000        1,033,948
   Duke Energy Corporation                                AA-          6.750     08/01/25        1,500,000        1,420,797
   Exelon Corporation                                     BBB+         6.750     05/01/11        1,000,000        1,013,511
   Florida Power Corporation                              BBB+         8.000     12/01/22        1,540,000        1,595,594
   Indianapolis Power & Light Company                     BBB          7.050     02/01/24        1,000,000          955,067
   Jersey Central Power & Light Company                   BBB+         6.750     11/01/25        1,000,000          904,897
   New Orleans Public Service, Inc.                       BBB          8.000     03/01/23          600,000          598,047
   Oklahoma Gas & Electric Company                        A-           7.300     10/15/25        1,500,000        1,504,196
   Potomac Edison Company                                 A+           8.000     06/01/24        1,000,000        1,045,907
   Public Service Electric & Gas                          A-           7.000     09/01/24        1,500,000        1,439,355
   Reliant Energy HL&P                                    BBB+         9.150     03/15/21          800,000          944,254
   Virginia Electric Power                                A            8.625     10/01/24        1,000,000        1,078,250

ELECTRONICS - 1.6%
   Flextronics                                            BB-          9.875     07/01/10        1,700,000        1,785,000
   Koninklijke Philips Electronics N.V.                   A-           7.250     08/15/13        1,500,000        1,463,723

ENTERTAINMENT - 0.9%
   Viacom, Inc.                                           A-           8.625     08/01/12          750,000          867,074
   Viacom, Inc.                                           A-           8.250     08/01/22        1,000,000        1,029,857

FINANCIAL SERVICES - 5.8%
   Auburn Hills Trust                                     BBB+        12.000     05/01/20          400,000          534,804
   BHP Finance USA Ltd.                                   A            7.250     03/01/16        1,000,000        1,013,568
   CRA Finance, Ltd.                                      AA-          7.125     12/01/13          500,000          505,256
   Credit Suisse FB USA, Inc.                             AA-          6.125     11/15/11        1,500,000        1,464,066
   Dow Capital BV                                         A            8.700     05/15/22        1,000,000        1,010,729
   Goldman Sachs Group L.P.                               A+           8.000     03/01/13        1,000,000        1,075,219
   Household Finance Corporation                          A            6.375     08/01/10        1,500,000        1,458,308








			See Notes To Financial Statements

              ADVANCE CAPITAL I, INC. - RETIREMENT INCOME FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
------------------------------------------------------------------------------





                                                          S & P
                                                          CREDIT                               PRINCIPAL          MARKET
                FIXED INCOME SECURITIES                   RATING     COUPON     MATURITY         AMOUNT            VALUE
------------------------------------------------------  --------    -------    ---------    --------------    -------------
FINANCIAL SERVICES - 5.8% (CONTINUED)
   JPM Capital Trust II                                   A            7.950     02/01/27    $   1,000,000    $     994,950
   Santander Financial Issuances                          A            7.250     11/01/15        1,250,000        1,245,039
   SBC Communications Capital Corporation                 AA-          7.250     07/15/25        1,000,000        1,003,138
   Washington Mutual, Inc.                                BBB          8.250     04/01/10        1,250,000        1,383,700

FOOD PROCESSING - 0.9%
   ConAgra, Inc.                                          BBB          9.750     03/01/21          500,000          637,504
   Nabisco, Inc.                                          A            7.550     06/15/15        1,000,000        1,089,651

HOMEBUILDING - 2.7%
   KB Home                                                BB-          9.500     02/15/11        1,500,000        1,530,000
   MDC Holdings, Inc.                                     BB           8.375     02/01/08        1,500,000        1,515,000
   Standard Pacific Corporation                           BB           8.500     06/15/07        1,500,000        1,436,250
   Toll Corporation                                       BB+          8.125     02/01/09        1,000,000          990,000

HOTEL / GAMING - 5.6%
   Harrah's Operating Company, Inc.                       BB+          7.875     12/15/05        1,500,000        1,556,250
   Hilton Hotels Corporation                              BBB-         7.200     12/15/09        1,500,000        1,354,501
   HMH Properties, Inc.                                   BB-          8.450     12/01/08        1,300,000        1,235,000
   Mandalay Resort Group                                  BB-          7.625     07/15/13          450,000          387,000
   MGM Mirage, Inc.                                       BBB-         6.750     02/01/08        1,500,000        1,421,161
   Park Place Entertainment                               BB+          8.875     09/15/08          500,000          509,375
   Park Place Entertainment                               BB+          7.875     12/15/05        1,000,000          996,250
   Prime Hospitality Corporation                          BB           9.250     01/15/06        1,000,000        1,025,000
   Rank Group Finance PLC                                 BBB-         7.125     01/15/18        1,000,000          817,997
   Starwood Hotels & Resorts                              BBB-         7.375     11/15/15        1,000,000          865,540
   Station Casinos, Inc.                                  B+           9.875     07/01/10        1,000,000        1,016,250

INDUSTRIAL SERVICES - 0.5%
   Coinmach Corporation                                   B           11.750     11/15/05        1,000,000        1,025,000

INSURANCE - 3.4%
   Allstate Corporation                                   A+           7.200     12/01/09        1,000,000        1,058,791
   American Financial Group, Inc.                         BBB          7.125     12/15/07        1,000,000          919,196
   CIGNA Corporation                                      A+           7.650     03/01/23          500,000          512,145








			See Notes To Financial Statements

              ADVANCE CAPITAL I, INC. - RETIREMENT INCOME FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
------------------------------------------------------------------------------





                                                          S & P
                                                          CREDIT                               PRINCIPAL          MARKET
                FIXED INCOME SECURITIES                   RATING     COUPON     MATURITY         AMOUNT            VALUE
------------------------------------------------------  --------    -------    ---------    --------------    -------------
INSURANCE - 3.4% (CONTINUED)
   CNA Financial Corporation                              BBB-         6.950     01/15/18    $     500,000    $     333,699
   Continental Corporation                                BBB-         8.375     08/15/12          600,000          575,855
   Lion Connecticut Holdings, Inc.                        AA-          8.000     01/15/17          824,000          834,949
   MBIA, Inc.                                             AA           8.200     10/01/22        2,000,000        2,101,640
   Metropolitan Life Insurance Co.*                       A+           7.450     11/01/23          550,000          535,714

MACHINERY - 0.2%
   Clark Equipment Company                                A-           8.000     05/01/23          500,000          496,879

MEDICAL SERVICES - 1.6%
   HCA - The Healthcare Company                           BB+          8.750     09/01/10        1,500,000        1,620,000
   Healthsouth Corporation                                BB+         10.750     10/01/08        1,500,000        1,650,000

MEDICAL SUPPLIES - 0.5%
   Boston Scientific Corporation                          BBB          6.625     03/15/05        1,000,000        1,019,809

METALS & MINING - 1.7%
   Alcan, Inc.                                            A-           7.250     03/15/31        1,000,000        1,044,423
   Alcoa, Inc.                                            NA           6.500     06/15/18        1,500,000        1,467,495
   Placer Dome, Inc.                                      BBB+         7.750     06/15/15        1,000,000          939,354

MORTGAGE-BACKED SECURITIES - 6.8%
   Ginnie Mae                                                          6.500     09/20/31        5,570,710        5,572,175
   Ginnie Mae                                                          6.500     02/20/31        2,751,842        2,752,566
   Ginnie Mae                                                          6.500     08/20/31        5,361,331        5,362,741

NATURAL GAS - 3.2%
   AmeriGas Partners, L.P.                                BB+         10.125     04/15/07        1,020,000        1,053,150
   ANR Pipeline Company                                   BBB+         9.625     11/01/21        1,000,000        1,159,717
   Columbia Energy Group                                  BBB          7.320     11/28/10        1,250,000        1,227,659
   Ferrellgas Partners, L.P.                              B+           9.375     06/15/06          500,000          503,750
   Tennessee Gas Pipeline                                 BBB+         7.500     04/01/17        1,000,000          952,234
   Trans-Canada Pipelines                                 A-           7.875     04/01/23          600,000          588,323
   Williams Cos., Inc.                                    BBB          7.625     07/15/19        1,000,000          985,557









			See Notes To Financial Statements

              ADVANCE CAPITAL I, INC. - RETIREMENT INCOME FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
------------------------------------------------------------------------------





                                                          S & P
                                                          CREDIT                               PRINCIPAL          MARKET
                FIXED INCOME SECURITIES                   RATING     COUPON     MATURITY         AMOUNT            VALUE
------------------------------------------------------  --------    -------    ---------    --------------    -------------
OILFIELD SERVICES - 3.5%
   Burlington Resources, Inc.                             BBB+         9.125     10/01/21    $     700,000    $     808,177
   Forest Oil Corp.                                       BB           8.000     06/15/08        1,000,000        1,005,000
   Husky Oil, Ltd.                                        BBB          7.550     11/15/16        1,000,000          968,285
   Noble Drilling Corporation                             A-           7.500     03/15/19        1,000,000          991,871
   Offshore Logistics, Inc.                               BB           7.875     01/15/08        1,200,000        1,149,000
   Parker Drilling Company                                B+           9.750     11/15/06        1,000,000          995,000
   Pride International, Inc.                              BB+          9.375     05/01/07        1,000,000        1,052,500

PAPER & FOREST PRODUCTS - 1.6%
   Bowater, Inc.                                          BBB          9.500     10/15/12          700,000          786,813
   International Paper Corporation                        BBB          7.625     09/01/23        1,500,000        1,457,344
   Weyerhaeuser Company                                   A-           6.950     08/01/17        1,000,000          994,411

PETROLEUM - 3.3%
   EOG Resources, Inc.                                    BBB+         6.000     12/15/08        1,250,000        1,211,991
   Kerr-McGee Corporation                                 BBB          7.000     11/01/11        1,500,000        1,526,734
   Louisiana Land & Exploration Co.                       BBB+         7.625     04/15/13        1,000,000        1,059,664
   Magnum Hunter Resources, Inc.                          B           10.000     06/01/07        1,250,000        1,225,000
   Phillips Petroleum Company                             BBB+         8.490     01/01/23        1,000,000        1,051,006
   Ultramar Diamond Shamrock Corporation                  BBB          8.000     04/01/23          600,000          580,568

PHARMACEUTICAL - 0.6%
   Express Scripts, Inc.                                  BB+          9.625     06/15/09        1,000,000        1,102,500

PRINTING - 0.7%
   Valassis Communications                                BBB-         6.625     01/15/09        1,500,000        1,495,775

PUBLISHING - 0.5%
   News America Holdings                                  BBB-         8.250     08/10/18        1,000,000        1,032,235

RAILROAD - 0.8%
   Union Pacific Corporation                              BBB-         8.350     05/01/25        1,500,000        1,693,860









			See Notes To Financial Statements

              ADVANCE CAPITAL I, INC. - RETIREMENT INCOME FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
------------------------------------------------------------------------------





                                                          S & P
                                                          CREDIT                               PRINCIPAL          MARKET
                FIXED INCOME SECURITIES                   RATING     COUPON     MATURITY         AMOUNT            VALUE
------------------------------------------------------  --------    -------    ---------    --------------    -------------
RECREATION - 0.9%
   Brunswick Corporation                                  BBB+         7.375     09/01/23    $     975,000    $     829,526
   Speedway Motorsports, Inc.                             B+           8.500     08/15/07        1,000,000        1,030,000

RENTAL AUTO / EQUIPMENT - 0.6%
   Hertz Corporation                                      BBB          6.625     05/15/08        1,200,000        1,152,491

RESTAURANT - 1.5%
   McDonald's Corp.                                       A            7.310     09/15/27        1,500,000        1,508,049
   Tricon Global Restaurants, Inc.                        BB           7.650     05/15/08        1,500,000        1,507,500

RETAIL STORE - 2.1%
   Limited, Inc. (The)                                    BBB+         7.500     03/15/23        1,000,000          891,330
   May Department Stores                                  A+           8.300     07/15/26        1,000,000        1,032,376
   Michaels Stores, Inc.                                  BB           9.250     07/01/09        1,000,000        1,055,000
   Sears, Roebuck & Company                               A-           9.375     11/01/11        1,000,000        1,155,615

SECURITIES BROKERAGE - 1.1%
   Morgan Stanley Dean Witter                             AA-          7.000     10/01/13        1,000,000        1,030,622
   Morgan Stanley Dean Witter                             AA-          6.750     10/15/13        1,250,000        1,239,255

SEMICONDUCTOR - 2.0%
   Amkor Technology, Inc.                                 B+           9.250     05/01/06        1,000,000          955,000
   Applied Materials, Inc.                                A-           7.125     10/15/17        1,500,000        1,508,724
   Fairchild Semiconductor International, Inc.            B           10.375     10/01/07        1,500,000        1,563,750

STEEL - 1.2%
   AK Steel Corporation                                   BB           9.125     12/15/06        1,500,000        1,533,750
   USX Corporation                                        BBB+         9.375     02/15/12          750,000          891,980

TELECOMMUNICATIONS SERVICE - 6.9%
   Ametek, Inc.                                           BBB          7.200     07/15/08        1,000,000          971,961
   AT&T Corporation                                       BBB+         8.125     01/15/22          750,000          748,318
   COX Communications, Inc.                               BBB          6.850     01/15/18        1,000,000          946,106
   GCI, Inc.                                              B+           9.750     08/01/07        1,000,000          950,000









			See Notes To Financial Statements

              ADVANCE CAPITAL I, INC. - RETIREMENT INCOME FUND
                         PORTFOLIO OF INVESTMENTS
                            DECEMBER 31, 2001
------------------------------------------------------------------------------







                FIXED INCOME SECURITIES,                  S & P
                  PREFERRED STOCK AND                     CREDIT                               PRINCIPAL         MARKET
                 REPURCHASE AGREEMENT                     RATING     COUPON     MATURITY         AMOUNT           VALUE
------------------------------------------------------  --------    -------    ---------    --------------    -------------
TELECOMMUNICATIONS SERVICE - 6.9% (CONTINUED)
   Illinois Bell Telephone Company                        AA-          7.250     03/15/24    $   1,425,000    $   1,378,323
   MasTec, Inc.                                           BBB-         7.750     02/01/08        1,000,000          835,000
   Motorola, Inc.                                         BBB+         7.625     11/15/10          750,000          738,617
   Qwest Communications International                     BBB+         7.500     11/01/08        1,250,000        1,263,930
   Rogers Cantel, Inc.                                    BB+          9.750     06/01/16        1,000,000          990,000
   SBC Communications, Inc.                               AA-          6.875     08/15/23        1,000,000          967,540
   Sprint Corporation                                     BBB+         9.250     04/15/22        1,100,000        1,252,730
   Verizon Communications                                 A+           8.750     11/01/21        1,500,000        1,774,119
   WorldCom, Inc.                                         BBB+         7.750     03/15/24        1,000,000          962,226

TRANSPORT SERVICES - 1.2%
   Gulfmark Offshore, Inc.                                BB-          8.750     06/01/08          750,000          712,500
   Sea Containers Ltd                                     B+          10.750     10/15/06        1,000,000          650,000
   Teekay Shipping                                        BB-          8.875     07/15/11        1,000,000        1,025,000

UTILITIES - 0.5%
   Union Electric                                         A+           7.150     08/01/23        1,000,000          981,424
                                                                                                              -------------

TOTAL FIXED INCOME SECURITIES - 98.0%
   (Cost $195,882,367)                                                                                          196,365,622

TOTAL PREFERRED STOCK - 0.3%
   Travelers/Aetna P&C                                    BBB          8.083     04/30/36           20,000          500,000
   (Cost $487,029)

REPURCHASE AGREEMENT - 0.4%
   Fifth Third Bank Two Party Repurchase
   Agreement, 1.5%, due 12/31/01                                                                                    849,245
                                                                                                              -------------

TOTAL INVESTMENTS IN SECURITIES - 98.7%
   (Cost $197,218,641)                                                                                        $ 197,714,867
                                                                                                              =============








* Security exempt from registration under Rule 144A of the Securities Act of 1933




			See Notes To Financial Statements

		ADVANCE CAPITAL I, INC. - CORNERSTONE STOCK FUND
			   PORTFOLIO OF INVESTMENTS
			      DECEMBER 31, 2001
---------------------------------------------------------------------------





                                                              MARKET
               COMMON STOCK                       SHARES       VALUE
--------------------------------------------    ---------  ------------
AEROSPACE / DEFENSE - 0.4%
  Boeing Company                                   6,000   $    232,680

APPAREL - 0.5%
  Cintas Corporation                               6,000        290,340

AUTO & TRUCK - 0.5%
  Ford Motor Company                              20,628        324,272

BANK - 2.7%
  Bank of America Corporation                     16,300      1,026,085
  Wells Fargo & Company                           15,700        682,479

BEVERAGE - 1.5%
  Coca-Cola Company                               19,300        910,188

BIOTECHNOLOGY - 3.3%
  Amgen, Inc.*                                    21,500      1,213,460
  Biogen, Inc.*                                    6,300        361,305
  Genzyme Corporation*                             7,500        448,950

BROADCASTING / CABLE TV - 3.8%
  AOL Time Warner, Inc.*                          40,450      1,298,445
  Comcast Corporation*                            20,700        745,200
  Walt Disney Company (The)                       16,200        335,664

CHEMICAL - 0.6%
  duPont, E.I. de Nemours & Co.                    8,800        374,088

COMPUTER & PERIPHERALS - 7.1%
  Dell Computer Corporation*                      47,900      1,301,922
  EMC Corporation*                                17,800        239,232
  Hewlett-Packard Company                         17,200        353,288
  International Business Machines Corp.           13,500      1,633,095
  Sun Microsystems, Inc.*                         70,700        872,438

COMPUTER SOFTWARE & SERVICES - 14.6%
  Adobe Systems, Inc.                              7,900        245,295
  Citrix Systems, Inc.*                            7,200        163,152
  Microsoft Corporation*                          98,300      6,514,341
  Oracle Corporation*                            113,200      1,563,292
  Siebel Systems, Inc.*                           20,900        584,782

DIVERSIFIED - 1.3%
  Tyco International, Ltd. - ADR                  13,700        806,930

ELECTRICAL EQUIPMENT - 4.8%
  General Electric Company                        75,100      3,010,759

FINANCIAL SERVICES - 6.3%
  Citigroup, Inc.                                 38,066      1,921,572
  Concord EFS, Inc.*                              12,000        393,360
  Fannie Mae                                       9,300        739,350
  Morgan Stanley Dean Witter & Co.                 9,400        525,836
  Paychex, Inc.                                   10,000        350,400

INSURANCE - 2.4%
  American International Group, Inc.              18,487      1,467,868

MEDICAL SUPPLIES - 3.7%
  Biomet, Inc.                                    10,600        327,540
  Johnson & Johnson                               23,200      1,371,120
  Medtronic, Inc.                                 12,100        619,641

OILFIELD SERVICES - 3.3%
  Exxon Mobil Corporation                         52,744      2,072,839

PETROLEUM - 1.3%
  Royal Dutch Petroleum Co. - ADR                 16,800        823,536








			See Notes To Financial Statements

		ADVANCE CAPITAL I, INC. - CORNERSTONE STOCK FUND
			   PORTFOLIO OF INVESTMENTS
			      DECEMBER 31, 2001
---------------------------------------------------------------------------








                COMMON STOCK AND                              MARKET
              REPURCHASE AGREEMENT               SHARES        VALUE
--------------------------------------------    ---------  ------------

PHARMACEUTICAL - 11.0%
  Abbott Laboratories                             11,400   $    635,550
  American Home Products Corp.                    11,800        724,048
  Andrx Group                                      3,700        260,517
  Bristol-Myers Squibb Company                    16,000        816,000
  Eli Lilly & Company                              9,500        746,130
  MedImmune, Inc.*                                 7,500        347,625
  Merck & Company, Inc.                           16,400        964,320
  Pfizer, Inc.                                    47,175      1,879,924
  Schering-Plough Corporation                     12,800        458,368

RESTAURANT - 0.5%
  McDonald's Corporation                          11,300        299,111

RETAIL STORE - 4.9%
  Home Depot, Inc.                                20,300      1,035,503
  Wal-Mart Stores, Inc.                           35,500      2,043,025

SEMICONDUCTOR - 11.5%
  Altera Corporation*                             10,300        218,566
  Applied Materials, Inc.*                        16,600        665,660
  Intel Corporation                              128,600      4,044,470
  Linear Technology Corporation                   13,800        538,752
  Maxim Integrated Products, Inc.*                14,100        740,391
  Texas Instruments, Inc.                         16,600        464,800
  Xilinx, Inc.*                                   12,700        495,935

TELECOMMUNICATIONS EQUIPMENT - 7.3%
  Cisco Systems, Inc.*                           138,900      2,515,479
  JDS Uniphase Corporation*                       46,400        405,072
  QUALCOMM Incorporated*                          32,350      1,633,675

TELECOMMUNICATIONS SERVICE - 5.1%
  AT&T Corporation                                30,612        555,302
  AT&T Wireless Services                           9,850        141,545
  BellSouth Corporation                           14,900        568,435
  SBC Communications, Inc.                        24,122        944,859
  Verizon Communications, Inc.                    20,846        989,351

TOILETRIES / COSMETICS - 1.4%
  Proctor & Gamble Company                        11,000        870,430
                                                           ------------

TOTAL COMMON STOCK - 99.8%
  (Cost $76,509,159)                                         62,147,586

REPURCHASE AGREEMENT - 0.3%
  Fifth Third Bank Two Party Repurchase
  Agreement, 1.5%, 12/31/01                                     204,880
                                                           ------------

TOTAL INVESTMENTS IN SECURITIES - 100.1%
  (Cost $76,714,039)                                       $ 62,352,466
                                                           ============







* Securities are non-income producing
ADR - American Depositary Receipts



			See Notes To Financial Statements

			ADVANCE CAPITAL I, INC.
		STATEMENT OF ASSETS AND LIABILITIES
			DECEMBER 31, 2001
-----------------------------------------------------------------------------






                                                    EQUITY                                           RETIREMENT      CORNERSTONE
                                                    GROWTH           BOND            BALANCED          INCOME           STOCK
                                                -------------    --------------   -------------    -------------    ------------
ASSETS
  Investments in securities. . . . . . . . . .  $ 126,979,521    $ 112,627,778    $ 231,685,013    $ 197,714,867    $ 62,352,466

  Cash . . . . . . . . . . . . . . . . . . . .         47,077               95          120,858                0          12,882
  Receivables. . . . . . . . . . . . . . . . .
    Dividends and interest . . . . . . . . . .         29,472        2,264,303        1,838,104        3,874,225          24,537
  Prepaid expenses . . . . . . . . . . . . . .         10,586           10,950           15,680           13,619           8,013
                                                -------------    --------------   -------------    -------------    ------------

  Total assets . . . . . . . . . . . . . . . .    127,066,656      114,903,126      233,659,655      201,602,711      62,397,898



LIABILITIES
  Payable to affiliated entities
    Investment advisory fees . . . . . . . . .         73,363           38,539          132,514           84,514          21,355
    Distribution fees. . . . . . . . . . . . .          3,467            3,093            6,338            5,419           1,722
  Accounts payable and accrued expenses. . . .         20,216           10,670           19,401           20,115          11,061
  Distributions payable. . . . . . . . . . . .              0          638,786          510,223        1,146,636          97,942
                                                -------------    --------------   -------------    -------------    ------------

  Total liabilities. . . . . . . . . . . . . .         97,046          691,088          668,476        1,256,684         132,080
                                                -------------    --------------   -------------    -------------    ------------

  Net assets . . . . . . . . . . . . . . . . .  $ 126,969,610    $ 114,212,038    $ 232,991,179    $ 200,346,027    $ 62,265,818
                                                =============    ==============   =============    =============    ============



NET ASSETS
  Paid-in capital. . . . . . . . . . . . . . .  $  92,372,284    $ 113,800,442    $ 192,979,185    $ 211,587,496    $ 83,595,630
  Accumulated undistributed net realized
    loss on investments. . . . . . . . . . . .    (3,609,549)     (1,371,222)      (1,615,990)     (11,737,695)     (6,968,239)
  Net unrealized appreciation (depreciation)
    in value of investments. . . . . . . . . .     38,206,875        1,782,818       41,627,984          496,226    (14,361,573)
                                                -------------    --------------   -------------    -------------    ------------

  Net assets . . . . . . . . . . . . . . . . .  $ 126,969,610    $ 114,212,038    $ 232,991,179    $ 200,346,027    $ 62,265,818
                                                =============    ==============   =============    =============    ============


SHARES OUTSTANDING . . . . . . . . . . . . . .      5,531,254       11,793,899       13,403,051       20,946,747       7,158,026
                                                =============    ==============   =============    =============    ============

NET ASSET VALUE, OFFERING AND
  REDEMPTION PRICE PER SHARE . . . . . . . . .  $       22.95    $        9.68    $      17.38    $         9.56    $       8.70
                                                =============    ==============   =============    =============    ============








			See Notes To Financial Statements

			   ADVANCE CAPITAL I, INC.
			  STATEMENT OF OPERATIONS
			YEAR ENDED DECEMBER 31, 2001
-----------------------------------------------------------------------------







                                                   EQUITY                                         RETIREMENT      CORNERSTONE
                                                   GROWTH           BOND          BALANCED          INCOME           STOCK
                                              ---------------  --------------   --------------  -------------   --------------
INVESTMENT INCOME
  Interest. . . . . . . . . . . . . . . . . . $        44,767  $    7,699,449   $    6,819,727  $  16,127,343   $       33,066
  Dividends . . . . . . . . . . . . . . . . .         345,343               0        2,064,502              0          518,755
                                              ---------------  --------------   --------------  -------------   --------------

  Total investment income . . . . . . . . . .         390,110       7,699,449        8,884,229     16,127,343          551,821

EXPENSES
  Paid to affiliates:
    Investment advisory fees. . . . . . . . .         874,245         407,744        1,540,818      1,023,937          254,142
    Distribution fees . . . . . . . . . . . .         312,674         254,839          563,779        514,240          158,839
  Paid to others:
    Custodial fees. . . . . . . . . . . . . .          17,259           7,183           19,055         13,377            8,488
    Directors fees and expenses . . . . . . .           6,650           5,254           11,828         10,744            3,309
    Professional fees . . . . . . . . . . . .           9,241           7,202           15,817         14,868            5,007
    Shareholder reporting costs . . . . . . .          25,067          21,707           41,435         44,739           15,840
    Registration and filing fees. . . . . . .           4,110           7,275            4,306          2,006            4,226
    Other operating expenses. . . . . . . . .           8,403           4,102           12,574         12,865            4,028
                                              ---------------  --------------   --------------  -------------   --------------

  Total expenses. . . . . . . . . . . . . . .       1,257,649         715,306        2,209,612      1,636,776          453,879
                                              ---------------  --------------   --------------  -------------   --------------

NET INVESTMENT INCOME (LOSS). . . . . . . . .       (867,539)       6,984,143        6,674,617     14,490,567           97,942

REALIZED LOSS ON INVESTMENTS
  Proceeds from securities sold . . . . . . .      11,773,193      23,503,656       27,161,680     64,368,015        2,493,961
  Cost of securities sold . . . . . . . . . .    (15,382,742)    (24,118,113)     (28,777,670)   (66,834,340)      (8,107,544)
                                              ---------------  --------------   --------------  -------------   --------------

  Net realized loss on investments. . . . . .     (3,609,549)       (614,457)      (1,615,990)    (2,466,325)      (5,613,583)

UNREALIZED GAIN (LOSS) ON INVESTMENTS
  Appreciation (Depreciation), Beginning
    of year . . . . . . . . . . . . . . . . .      55,860,547          58,723       49,999,152    (3,262,283)      (6,036,854)
  Appreciation (Depreciation), End of year. .      38,206,875       1,782,818       41,627,984        496,226     (14,361,573)
                                              ---------------  --------------   --------------  -------------   --------------

  Net unrealized gain (loss) on investments .    (17,653,672)       1,724,095      (8,371,168)      3,758,509      (8,324,719)
                                              ---------------  --------------   --------------  -------------   --------------

NET GAIN (LOSS) ON INVESTMENTS. . . . . . . .    (21,263,221)       1,109,638      (9,987,158)      1,292,184     (13,938,302)
                                              ---------------  --------------   --------------  -------------   --------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING
  FROM OPERATIONS . . . . . . . . . . . . . . $  (22,130,760)  $    8,093,781   $  (3,312,541)  $  15,782,751   $ (13,840,360)
                                              ===============  ==============   ==============  =============   ==============









			See Notes To Financial Statements

			ADVANCE CAPITAL I, INC.
		STATEMENT OF CHANGES IN NET ASSETS
		YEARS ENDED DECEMBER 31, 2001 AND 2000
-----------------------------------------------------------------------------





                                                               EQUITY GROWTH                         BOND
                                                       ----------------------------    ------------------------------

                                                            2001          2000              2001            2000
                                                       -------------  -------------    --------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income (loss). . . . . . . . . . .  $   (867,539)  $ (1,044,806)    $    6,984,143   $   4,009,704
    Net realized gain (loss) on investments . . . . .    (3,609,549)      5,791,657         (614,457)       (697,526)
    Net unrealized gain (loss) on investments . . . .   (17,653,672)      2,872,321         1,724,095         947,661
                                                       -------------  -------------    --------------   -------------

    Net increase (decrease) in net assets
     resulting from operations. . . . . . . . . . . .   (22,130,760)      7,619,172         8,093,781       4,259,839

  Distributions to Shareholders:
    Net investment income . . . . . . . . . . . . . .              0              0       (6,984,143)     (4,009,704)
    Net realized gain on investments. . . . . . . . .              0    (5,809,910)                 0               0
                                                       -------------  -------------    --------------   -------------

    Total distributions to shareholders . . . . . . .              0    (5,809,910)       (6,984,143)     (4,009,704)

  Share Transactions:
    Net proceeds from sale of shares. . . . . . . . .     20,154,190     26,584,325        48,218,042      36,815,669
    Reinvestment of distributions . . . . . . . . . .              0      5,775,562         6,270,706       3,953,066
    Cost of shares reacquired . . . . . . . . . . . .    (7,190,290)   (12,547,579)       (9,438,855)     (7,328,099)
                                                       -------------  -------------    --------------   -------------

    Net increase derived from share transactions. . .     12,963,900     19,812,308        45,049,893      33,440,636
                                                       -------------  -------------    --------------   -------------

    Net increase (decrease) in net assets . . . . . .    (9,166,860)     21,621,570        46,159,531      33,690,771

NET ASSETS
    Beginning of year . . . . . . . . . . . . . . . .    136,136,470    114,514,900        68,052,507      34,361,736
                                                       -------------  -------------    --------------   -------------

    End of year . . . . . . . . . . . . . . . . . . .  $ 126,969,610  $ 136,136,470    $  114,212,038   $  68,052,507
                                                       =============  =============    ==============   =============

NUMBER OF SHARES
    Sold. . . . . . . . . . . . . . . . . . . . . . .        823,840        899,187         4,974,823       3,918,503
    Shares issued from reinvestment of distributions.              0        207,158           642,974         421,850
    Reacquired. . . . . . . . . . . . . . . . . . . .      (310,751)      (420,441)         (971,813)       (779,997)
                                                       -------------  -------------    --------------   -------------

    Net increase in shares outstanding. . . . . . . .        513,089        685,904         4,645,984       3,560,356

    Outstanding:
       Beginning of year. . . . . . . . . . . . . . .      5,018,165      4,332,261         7,147,915       3,587,559
                                                       -------------  -------------    --------------   -------------

       End of year. . . . . . . . . . . . . . . . . .      5,531,254      5,018,165        11,793,899       7,147,915
                                                       =============  =============    ==============   =============









			See Notes To Financial Statements

			  ADVANCE CAPITAL I, INC.
		STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
		   YEARS ENDED DECEMBER 31, 2001 AND 2000
-----------------------------------------------------------------------------






                                                                                                 RETIREMENT
                                                                 BALANCED                           INCOME
                                                       ----------------------------    ------------------------------

                                                            2001          2000              2001            2000
                                                       -------------  -------------    --------------   -------------
INCREASE (DECREASE) IN NET ASSETS
  Operations:
    Net investment income . . . . . . . . . . . . . .   $  6,674,617   $  5,634,445     $  14,490,567   $  15,263,083
    Net realized gain (loss) on investments . . . . .    (1,615,990)         96,418       (2,466,325)     (8,246,605)
    Net unrealized gain (loss) on investments . . . .    (8,371,168)     12,840,825         3,758,509       5,857,608
                                                       -------------  -------------    --------------   -------------

    Net increase (decrease) in net assets
     resulting from operations. . . . . . . . . . . .    (3,312,541)     18,571,688        15,782,751      12,874,086

  Distributions to Shareholders:
    Net investment income . . . . . . . . . . . . . .    (6,674,617)    (5,634,445)      (14,490,567)    (15,263,083)
    Net realized gain on investments. . . . . . . . .              0       (98,396)                 0               0
                                                       -------------  -------------    --------------   -------------

    Total distributions to shareholders . . . . . . .    (6,674,617)    (5,732,841)      (14,490,567)    (15,263,083)

  Share Transactions:
    Net proceeds from sale of shares. . . . . . . . .     51,958,988     43,735,355         3,588,735       5,972,933
    Reinvestment of distributions . . . . . . . . . .      6,124,212      5,688,234        13,186,385      15,070,410
    Cost of shares reacquired . . . . . . . . . . . .   (22,782,080)   (23,801,276)      (21,618,095)    (24,548,420)
                                                       -------------  -------------    --------------   -------------

    Net increase (decrease) derived from
     share transactions . . . . . . . . . . . . . . .     35,301,120     25,622,313       (4,842,975)     (3,505,077)
                                                       -------------  -------------    --------------   -------------

    Net increase (decrease) in net assets . . . . . .     25,313,962     38,461,160       (3,550,791)     (5,894,074)

NET ASSETS
    Beginning of year . . . . . . . . . . . . . . . .    207,677,217    169,216,057       203,896,818     209,790,892
                                                       -------------  -------------    --------------   -------------

    End of year . . . . . . . . . . . . . . . . . . .   $232,991,179   $207,677,217    $  200,346,027   $ 203,896,818
                                                       =============  =============    ==============   =============

NUMBER OF SHARES
    Sold. . . . . . . . . . . . . . . . . . . . . . .      2,948,317      2,513,471           370,929         636,654
    Shares issued from reinvestment of distributions.        352,031        322,753         1,362,247       1,606,210
    Reacquired. . . . . . . . . . . . . . . . . . . .    (1,314,664)    (1,358,959)       (2,243,970)     (2,612,061)
                                                       -------------  -------------    --------------   -------------

    Net increase (decrease) in shares outstanding . .      1,985,684      1,477,265         (510,794)       (369,197)

    Outstanding:
       Beginning of year. . . . . . . . . . . . . . .     11,417,367      9,940,102        21,457,541      21,826,738
                                                       -------------  -------------    --------------   -------------

       End of year. . . . . . . . . . . . . . . . . .     13,403,051     11,417,367        20,946,747      21,457,541
                                                       =============  =============    ==============   =============






			See Notes To Financial Statements

			  ADVANCE CAPITAL I, INC.
		STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
		   YEARS ENDED DECEMBER 31, 2001 AND 2000
-----------------------------------------------------------------------------





                                                               CORNERSTONE
                                                                  STOCK
                                                       ----------------------------

                                                            2001          2000
                                                       -------------  -------------
INCREASE IN NET ASSETS
  Operations:
    Net investment income . . . . . . . . . . . . . .   $     97,942   $     91,316
    Net realized loss on investments. . . . . . . . .    (5,613,583)    (1,304,063)
    Net unrealized loss on investments. . . . . . . .    (8,324,719)   (14,313,834)
                                                       -------------  -------------

    Net decrease in net assets
     resulting from operations. . . . . . . . . . . .   (13,840,360)   (15,526,581)

  Distributions to Shareholders:
    Net investment income . . . . . . . . . . . . . .       (97,942)       (91,316)
    Net realized gain on investments. . . . . . . . .              0              0
                                                       -------------  -------------

    Total distributions to shareholders . . . . . . .       (97,942)       (91,316)

  Share Transactions:
    Net proceeds from sale of shares. . . . . . . . .     19,159,799     31,757,461
    Reinvestment of distributions . . . . . . . . . .              0         90,914
    Cost of shares reacquired . . . . . . . . . . . .    (5,545,548)    (5,996,121)
                                                       -------------  -------------

    Net increase derived from share transactions. . .     13,614,251     25,852,254
                                                       -------------  -------------

    Net increase (decrease) in net assets . . . . . .      (324,051)     10,234,357

NET ASSETS
    Beginning of year . . . . . . . . . . . . . . . .     62,589,869     52,355,512
                                                       -------------  -------------

    End of year . . . . . . . . . . . . . . . . . . .   $ 62,265,818   $ 62,589,869
                                                       =============  =============

NUMBER OF SHARES
    Sold. . . . . . . . . . . . . . . . . . . . . . .      1,925,002      2,428,167
    Shares issued from reinvestment of distributions.              0          8,481
    Reacquired. . . . . . . . . . . . . . . . . . . .      (605,273)      (462,291)
                                                       =============  =============

    Net increase in shares outstanding. . . . . . . .      1,319,729      1,974,357

    Outstanding:
       Beginning of year. . . . . . . . . . . . . . .      5,838,297      3,863,940
                                                       -------------  -------------

       End of year. . . . . . . . . . . . . . . . . .      7,158,026      5,838,297
                                                       =============  =============






			See Notes To Financial Statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  ORGANIZATION OF THE COMPANY

	Advance Capital I, Inc. (the COMPANY) is a Maryland Corporation organized on March 6, 1987 and commenced operations on August 5, 1987. The COMPANY is registered under the Investment Company Act of 1940, as amended, as an open-end, diversified management investment company (a mutual fund) offering shares in the following portfolios: Equity Growth Fund, Bond Fund, Balanced Fund, Retirement Income Fund and Cornerstone Stock Fund.


NOTE 2.  ACCOUNTING POLICIES

	The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

	The following is a summary of significant accounting policies followed by the COMPANY.

Security Valuation

	Securities for which exchange quotations are readily available are valued at the last sale price at the close of business. If there is no sale price, they are valued at the last bid price. Securities (including restricted securities) for which exchange quotations are not readily available (and in certain cases debt securities which trade on an exchange), are valued primarily using dealer supplied valuations or at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Directors. Money market instruments held by the Funds with remaining maturity of sixty days or less are valued at cost which approximates market.

Repurchase Agreements

	The Fund may engage in repurchase agreement transactions. When a fund engages in such transactions, it is policy to require the custodian bank to take possession of all securities held as collateral in support of repurchase agreement investments. In addition, the Fund monitors the market value of the underlying collateral on a daily basis. If the seller defaults or if bankruptcy X proceedings are initiated with respect to the seller, the realization or retention of the collateral may be subject to legal proceedings.

NOTE 2.  ACCOUNTING POLICIES (CONTINUED)

Expenses

	Most expenses of the COMPANY can be directly attributed to a fund. Expenses which cannot be directly attributed are generally apportioned between the Funds on the basis of average net assets.

Federal Income Taxes

	It is each fund's policy to meet the requirements of the Internal Revenue Code that are applicable to regulated investment companies and each fund intends to distribute all of its taxable income to its shareholders. Therefore, no federal income tax provision is provided. There are no temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. Thus, the distributed and distributable income for tax purposes at and for the year ended December 31, 2001 is equal to the amount presented in the financial statements for each fund.

Dividends

	Income dividends in the Bond, Balanced and Retirement Income Funds are declared daily, except on Saturdays, Sundays and holidays and are paid monthly on the last business day of the month. Income dividends in the Equity Growth and Cornerstone Stock Funds, if any, are declared annually and paid on the last business day of the year. Capital gain distributions, if any, are declared annually and paid in December. For 2001, there were no distributions of net realized capital gains paid by the Funds.

Other

	Security transactions are accounted for on the trade date, the date the order to buy or sell is executed. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Premium and discount on fixed income securities are amortized using the effective interest method. Realized gains and losses on security transactions are determined on the specific identification method for book and tax purposes. Net investment losses, for which no carryover is permitted, are offset against paid in capital.


NOTE 3.  TRANSACTIONS WITH AFFILIATES
			Advance Capital Management, Inc. (MANAGEMENT) (a wholly owned subsidiary of Advance Capital Group, Inc.) is the COMPANY'S investment adviser. T. Rowe Price Associates, Inc. (TRPA) serves as sub-adviser for that portion of the portfolio of assets of the Equity Growth Fund and Balanced Fund which are determined by MANAGEMENT to be invested in common stocks. Advance Capital Services, Inc. (SERVICES) (also a wholly owned subsidiary of Advance Capital Group, Inc.) is the distributor of the Company's shares. Advance Capital Group, Inc. (GROUP) is the Company's Administrator, Transfer Agent and Dividend Disbursing Agent. For services provided by MANAGEMENT, the COMPANY pays a fee equal on an annual basis to .70% of the average daily net assets for the first $200 million of the Equity Growth Balanced Funds and .55% of the average daily net assets exceeding $200 million, ..50% of the average daily net assets for the first $200 million of the Retirement Income Fund and .40% of the average daily net assets exceeding
$200 million, and .40% of the average daily net assets of the Bond and Cornerstone Stock Funds. For its services, TRPA is paid a fee by MANAGEMENT equal on an annual basis to .20% of the average daily net assets of the Equity Growth Fund and that portion of the Balanced Fund invested in common stocks for the first $100 million of assets managed and .15% of the average daily net assets exceeding $100 million. GROUP provides administrative, transfer agent and dividend disbursing agent services to the COMPANY. The COMPANY will reimburse SERVICES for actual expenses incurred in connection with the distribution of fund shares of the Equity Growth, Bond, Balanced, Retirement Income and Cornerstone Stock Funds, at a rate not to exceed .25% of each fund's average daily net assets.

	The COMPANY was charged investment advisory fees of $4,100,886 by MANAGEMENT for 2001. The COMPANY was charged distribution fees of $1,804,371 by SERVICES for 2001. At December 31, 2001 an employee retirement plan sponsored by SERVICES owned 92,729 shares (1.7%) of the Equity Growth Fund, 147 shares (0.0%) of the Bond Fund, 12,641 shares (0.1%) of the Balanced Fund, 1,477 shares (0.0%) of the Retirement Income Fund and 23,960 shares (0.3%) of the Cornerstone Stock Fund.

	Certain officers and directors of GROUP, MANAGEMENT, and SERVICES, are also officers and directors of the COMPANY. Directors fees are only paid to outside directors and consist of a $3,500 annual retainer plus $400 per meeting attended.

NOTE 4.  INVESTMENT PORTFOLIO TRANSACTIONS

	The cost of purchases and proceeds from sales of investments, other than short-term obligations, for 2001 were as follows:




                   Equity                                        Retirement     Cornerstone
                   Growth           Bond          Balanced         Income          Stock
                -----------     -----------     -----------     -----------    ------------
Purchases       $23,823,286     $68,835,070     $61,816,358     $61,723,833     $16,338,460
Sales            11,773,193      23,503,656      27,161,680      64,368,015       2,493,961




NOTE 4.  INVESTMENT PORTFOLIO TRANSACTIONS (CONTINUED)

		The cost of purchases and proceeds from sales of U.S. Government securities included above were as follows:






               Equity                          Retirement     Cornerstone
               Growth     Bond     Balanced      Income           Stock
               ------   -------    --------    ----------     -----------
Purchases       None         $0         $0           $0           None
Sales           None    509,844    510,781      843,594           None





	Gross unrealized appreciation and depreciation of investments for book and tax purposes as of December 31, 2001 were as follows:




                  Equity                                         Retirement     Cornerstone
                  Growth           Bond          Balanced          Income          Stock
                -----------    -----------      -----------      ----------     -----------
Appreciation    $48,641,456     $2,893,115      $46,497,818      $5,121,843      $3,441,916
Depreciation     10,434,581      1,110,297        4,869,834       4,625,617      17,803,489




NOTE 5.  CAPITAL LOSS CARRYOVERS

	At December 31, 2001, capital loss carryovers and their expiration dates were as follows:




                           Equity                                  Retirement    Cornerstone
                           Growth         Bond       Balanced        Income         Stock
                         ----------     --------    ---------     -----------   ------------
December 31, 2007               $0      $59,239            $0     $1,024,760       $50,588
December 31, 2008                0      697,526             0      8,246,605     1,304,063
December 31, 2009        3,609,549      614,457     1,615,990      2,466,325     5,613,583





NOTE 6.  AUTHORIZED SHARES

	The Fund has one billion authorized shares of common stock, par value of $.001 per share. Each of the Fund's five portfolios has 200 million shares authorized.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees and Shareholders of
Advance Capital I, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Equity Growth Fund, Bond Fund, Balanced Fund, Retirement Income Fund and Cornerstone Stock Fund (constituting Advance Capital I, Inc., hereafter referred to as the "Company") at December 31, 2001, the results of each of their operations for the year then ended, the changes in each of their net assets and the financial highlights for the periods indicated in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Company's management; our responsibility is to express an opinion of these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP
Chicago, Illinois
February 5, 2002

ADDITIONAL INFORMATION (UNAUDITED)

RESULTS OF ANNUAL SHAREHOLDER VOTE

	An Annual Meeting of Shareholders of the COMPANY was held at The Westin, 1500 Town Center, Southfield, Michigan, on July 27, 2001 for the following purposes:

To elect seven Directors to hold office until the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

        Directors Elected at Meeting      Votes For
        ----------------------------    -------------
        Joseph A. Ahern                  33,248,808
        Richard W. Holtcamp              33,200,726
        Dennis D. Johnson                33,116,874
        Harry Kalajian                   33,210,342
        Janice Loichle                   33,264,478
        Thomas L. Saeli                  33,241,409
        John C. Shoemaker                33,264,478

To ratify the selection of PricewaterhouseCoopers LLP as independent accountants of the COMPANY for the fiscal year ending December 31, 2001.

          Votes For:              33,282,659
          Votes Against:              46,534
          Votes to Abstain:           60,924

ADVANCE CAPITAL I, INC.				ADVANCE CAPITAL I INC
                                          An investment company with five funds
INVESTMENT ADVISER:
Advance Capital Management, Inc.
One Towne Square, Suite 444
Southfield, Michigan 48076

SUB-ADVISER:
(Equity Growth and Balanced Funds)             EQUITY GROWTH FUND
T. Rowe Price Associates, Inc.                 BOND FUND
100 East Pratt Street                          BALANCED FUND
Baltimore, Maryland 21202                      RETIREMENT INCOME FUND
                                               CORNERSTONE STOCK FUND
DISTRIBUTOR:
Advance Capital Services, Inc.
P.O. Box 3144
Southfield, Michigan 48037

ADMINISTRATOR AND TRANSFER AGENT:
Advance Capital Group, Inc.
P.O. Box 3144
Southfield, Michigan 48037

CUSTODIAN:
Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, Ohio 45263

INDEPENDENT ACCOUNTANTS:
PricewaterhouseCoopers LLP
203 North LaSalle Street
Chicago, IL 60601

OFFICERS:
John C. Shoemaker, President
Robert J. Cappelli, Vice President & Treasurer
Charles J. Cobb, Vice President
Kathy J. Harkleroad, Secretary

                                                ANNUAL REPORT
BOARD OF DIRECTORS:                             DECEMBER 31, 2001
Joseph A. Ahern
Richard W. Holtcamp
Dennis D. Johnson
Harry Kalajian
Janice E. Loichle
Thomas L. Saeli
John C. Shoemaker

                                        FORM N-1A


                               Part C - Other Information

Item 23.        Exhibits
                --------

                 (a) We are incorporating the Articles of Incorporation,
                     filing date 3/6/87, file #'s 033-13754, 811-05127, by
                     reference.

                          (i) Amendment to Articles of Incorporation approved by shareholder vote July 24, 1992.

                 (b) We are incorporating the By-laws as approved and adopted by Registrant's Board of Directors, filing date 3/6/87, file #'s 033-13754, 811-05127, by reference.

                 (c) Instruments Defining Rights of Security Holders

                 (d) We are incorporating the Investment Advisory Agreement between Registrant and Advance Capital Management, Inc. dated August 3, 1987, amended July 24, 1992 and further amended July 24, 1998, filing date 8/14/98, file #'s 033-13754, 811-05127, by reference.

                          (i)  Board Resolution dated July 24, 1992.

                          (ii) Sub-Investment Advisory Agreements between
                               Advance Capital Management, Inc. and T. Rowe
                               Price Associates, Inc. dated December 21, 1993 for Class A and December 17, 1993 for Class C.

                 (e) We are incorporating the Distribution Agreement between
                     Registrant and Advance Capital Services, Inc. dated August 3, 1987 and amended July 24, 1998, filing date
		         8/14/98, file #'s 033-13754, 811-05127, by reference.

                          (i)  Board Resolution dated July 24, 1992

                 (f) None

                 (g) We are incorporating the Custodian Agreement between
                     Registrant and Fifth Third Bank dated August 11, 1999, filing date 4/28/00, file #'s 033-13754, 811-05127, by reference.

                 (h) None

                 (i) Opinion and consent of counsel (not required)

                 (j) Other Opinions.

                       *  (i)  Consent of PricewaterhouseCoopers LLP.

                 (k) None

                 (l) None

                 (m) We are incorporating the Plan of Distribution dated
                     August 3, 1987, approved by shareholders July 22, 1988 and amended January 2, 1992 and further amended July
		         24, 1998, filing date 8/14/98, file #'s 033-13754,
                     811-05127, by reference.

                           (i)  Board Resolution Dated April 24, 1992.

                           (ii) Board Resolution Dated July 24, 1992.

                 (n) None

                 (o) None

                 (p) We are incorporating the Code of ethics, amended
                     January 28, 2000, filing date 4/28/00, file #'s 033-13754, 811-05127, by reference.

* Filed with this amendment.

Item 24.	    Persons Controlled By or Under Common Control with Registrant
                -------------------------------------------------------------

                Included in Part B - Statement of Additional Information under the heading of Control Persons and Principal Holders of Securities is a detailed description of the principal holders of securities, including those that own more than 5% and the detailed holdings of directors and officers of the Company.

                The holdings as of April 4, 2002 for Messrs. Raymond Rathka, John C. Shoemaker and Robert J. Cappelli, who are directors and officers of the Registrant's Investment Adviser, Advance Capital Management, Inc. and of the Registrant's transfer agent and administrator, Advance Capital Services, Inc., are included in that section of Part B mentioned in the preceding paragraph.

Item 25.        Indemnification
                ---------------

                Article VII, Section 3 of Registrant's Articles of Incorporation, incorporated by reference as Item 23, Exhibit
                (a) hereto, and Article VI, Section 2 of Registrant's Bylaws, incorporated by reference as Exhibit (b) hereto, provides for the indemnification of Registrant's directors and officers. Indemnification of the Registrant's principal underwriter is provided for in Section 4 of the Distribution Agreement, incorporated by reference as Exhibit (e) hereto. In no event will Registrant indemnify any of its directors, officers, employees, or agents against any liability to which said person would otherwise be subject by reason of his willful misfeasance, bad faith, or gross negligence in the performance of his duties, or by reason of his reckless disregard of the duties involved in the conduct of his office or under his agreement with Registrant. Registrant will comply with Rule 484 under the Securities Act of 1933 and Release No. 11330 under the Investment Company Act of 1940 in connection with any indemnification.

                Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnifications against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 26.        Business and Other Connections of the Investment Advisor
                --------------------------------------------------------

                Advance Capital Management, Inc. ("Management") is a Michigan corporation established in 1986 for the purpose of providing investment management services. Management, a registered investment adviser with the Securities and Exchange Commission and the State of Michigan, is a wholly owned subsidiary of Advance Capital Group, Inc.("Group"). Group also owns Advance Capital Services, Inc. ("Services") a financial services company that is a licensed National Association of Securities Dealers, Inc. broker-dealer. The owners of Group and the directors and officers of Services and Management are the same three individuals, Raymond A. Rathka, John C. Shoemaker, and Robert J. Cappelli. The address for all three companies is One Towne Square, Suite 444, Southfield, Michigan, 48076. The chart below shows the ownership and control of these three firms and of the Registrant as well.

Position        Group           Services        Management        Registrant
--------        -----           --------        ----------        ----------
Owner(s)        Cappelli        Group           Group             Shareholders
                Rathka
                Shoemaker

Directors       Cappelli        Cappelli        Cappelli          Ahern, J.A.
                Rathka          Rathka          Rathka            Holtcamp, R.W.
                Shoemaker       Shoemaker       Shoemaker         Johnson, D.D.
                                                                  Kalajian, H.
                                                                  Saeli, T.L.
                                                                  Loichle, J.E.
                                                                  Shoemaker

President       Rathka          Cappelli        Shoemaker         Shoemaker

Vice President  Shoemaker       Shoemaker       Cappelli          Cappelli
                                                                  Cobb

Treasurer       Cappelli        Rathka          Rathka            Cappelli

Secretary       Shoemaker       Shoemaker       Shoemaker         Harkleroad

Item 27.	    Principal Underwriter
                ---------------------

          Advance Capital Services, Inc.("Services") is a Michigan corporation which was established in 1986 to provide
          financial services and broker-dealer services.   Currently,
          it is not distributing securities for any other investment companies. The directors and officers of Services are identified in Item 26 above.

Item 28.	    Location of Accounts and Records
                --------------------------------

	(1) Advance Capital Management, Inc., One Towne Square, Suite 444, Southfield, Michigan, 48076 (records relating to its functions as investment adviser).

	(2) Advance Capital Services, Inc., One Towne Square, Suite 444, Southfield, Michigan 48076 (records relating to its functions as distributor)

	(3) Advance Capital Group, Inc., One Towne Square, Suite 444, Southfield, Michigan 48076 (records relating to its functions as administrator and transfer agent)

	(4) Fifth Third Bank, 38 Fountain Square Plaza, Cincinnati, Ohio 45263 (records relating to its functions as custodian).

	(5) Butzel Long, 150 West Jefferson, Suite 900, Detroit, Michigan 48226 (Registrant's Articles of Incorporation and Bylaws).

Item 29.      Management Services
              -------------------

		Not applicable.

Item 30.      Undertakings
              ------------

		Not applicable.



				SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 26 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


ADVANCE CAPITAL I, INC.
Registrant

By   /s/ Kathy J. Harkleroad                            4/23/02
    -------------------------------------------        --------------------
      Kathy J. Harkleroad - Secretary			Date


	Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Principal Executive Officer:

  /s/ John C. Shoemaker                             4/23/02
-------------------------------------------        --------------------
John C. Shoemaker - President and Director          Date

Principal Financial Officer:

  /s/ Robert J. Cappelli                            4/23/02
-------------------------------------------        --------------------
Robert J. Cappelli - Treasurer                      Date

Directors:

  /s/ Joseph A. Ahern                               4/16/02
-------------------------------------------        --------------------
Joseph A. Ahern                                     Date

  /s/ Richard W. Holtcamp                           4/11/02
-------------------------------------------        --------------------
Richard W. Holtcamp                                 Date

  /s/ Dennis D. Johnson                             4/12/02
-------------------------------------------        --------------------
Dennis D. Johnson                                   Date

  /s/ Harry Kalajian                                4/17/02
-------------------------------------------        --------------------
Harry Kalajian                                      Date

  /s/ Janice E. Loichle                             4/22/02
-------------------------------------------        --------------------
Janice E. Loichle                                   Date

  /s/ Thomas L. Saeli                               4/22/02
-------------------------------------------        --------------------
Thomas L. Saeli                                     Date

               CONSENT OF INDEPENDENT ACCOUNTANTS
               ----------------------------------


We hereby consent to the use in this Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A of our report dated
February 5, 2002, relating to the financial statements and financial highlights of Advance Capital I, Inc, which appear in such Registration Statement. We also consent to the references to us under the headings "Financial Highlights " and "Independent Accountants" in such Registration Statement.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois
April 26, 2002